As filed with the Securities and Exchange Commission on January 29, 2010
Registration No. 333-163608

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CHS INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Minnesota (State or other jurisdiction of incorporation or organization)	41-0251095 (I.R.S. Employer Identification Number)

5150
(Primary Standard Industrial Classification Code Number)

5500 Cenex Drive Inver Grove Heights, Minnesota 55077 (651) 355-6000 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	David Kastelic
Senior Vice President and General Counsel
CHS Inc.
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-3712
Fax (651) 355-4554
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:
David P. Swanson
Michael W. Clausman
Steven D. Shogren
Dorsey & Whitney LLP
50 South Sixth Street
Minneapolis, Minnesota 55402
(612) 340-2600
Fax (612) 340-8738

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) of the Securities Act, may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JANUARY 29, 2010

PROSPECTUS
          Shares

CHS Inc.

8% Cumulative Redeemable Preferred Stock

We are issuing 1,470,588 shares of our 8% Cumulative Redeemable Preferred Stock to redeem $37,000,000 of our “patrons’ equities.” The shares will be issued to redeem our outstanding patrons’ equities on a pro rata basis. Subject to the exceptions described below in “Plan of Distribution,” shares of preferred stock issued in redemption of the patrons’ equities will be issued only to non-individual active members who have conducted business with us during the past five years and whose pro rata share of the redemption amount is equal to or greater than $500. See “Membership in CHS and Authorized Capital — Patrons’ Equities” for a description of patrons’ equities and our annual pro rata redemptions of patrons’ equities. The amount of patrons’ equities that will be redeemed with each share of preferred stock issued will be $      which is the greater of $25.16 (equal to the $25.00 liquidation preference per share of preferred stock plus $0.16 of accumulated dividends from and including January 1, 2010 to and including January 29, 2010) or the closing price for one share of the preferred stock on January   , 2010. There will not be any cash proceeds from the issuance of the preferred stock. However, by issuing shares of preferred stock in redemption of patrons’ equities, we will make available for working capital purposes cash that otherwise would be used to redeem those patrons’ equities.

Holders of the preferred stock are entitled to receive cash dividends at the rate of $2.00 per share per year. Dividends are payable quarterly in arrears when, as and if declared on March 31, June 30, September 30 and December 31 of each year (each, a “payment date”), except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is paid without interest on the next day that is not a Saturday, Sunday or legal holiday. Dividends payable on the preferred stock are cumulative. The preferred stock is subject to redemption and has the preferences described in this prospectus. The preferred stock is not convertible into any other securities and is non-voting except in certain limited circumstances.

The preferred stock is traded on the NASDAQ Global Select Market under the trading symbol “CHSCP.” On January 26, 2010, the closing price of the preferred stock was $27.80 per share.

Ownership of our preferred stock involves risks.  See “Risk Factors” beginning on page 8.

We expect to issue the preferred stock on or about January 29, 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CHS Inc.
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-6000

The date of this prospectus is          .

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates. We are not making an offer of these securities in any state where the offer is not permitted. The information in this prospectus is current as of the date on the front of this prospectus.

References in this prospectus, and the documents incorporated by reference in this prospectus, to “CHS,” “CHS Cooperatives,” “Cenex Harvest States Cooperatives,” the “Company,” “we,” “our” and “us” refer to CHS Inc., a Minnesota cooperative corporation, and its subsidiaries. We maintain a web site at http://www.chsinc.com. Information contained in our website does not constitute part of this prospectus.

All references to “preferred stock” in this prospectus are to our 8% Cumulative Redeemable Preferred Stock unless the context requires otherwise.

PROSPECTUS SUMMARY

The following summary highlights information we present in greater detail elsewhere in this prospectus and in the information incorporated by reference in it. This summary may not contain all of the information that is important to you and you should carefully consider all of the information contained or incorporated by reference in this prospectus. This prospectus contains forward-looking statements that are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. These factors include those listed under “Risk Factors” and elsewhere in this prospectus.

CHS Inc.

CHS Inc. (referred to herein as “CHS,” “we” or “us”) is one of the nation’s leading integrated agricultural companies. As a cooperative, we are owned by farmers and ranchers and their member cooperatives (referred to herein as “members”) across the United States. We also have preferred stockholders that own shares of our 8% Cumulative Redeemable Preferred Stock, which is listed on the NASDAQ Global Select Market under the symbol CHSCP. On November 30, 2009, we had 10,976,107 shares of preferred stock outstanding. We buy commodities from and provide products and services to patrons (including our members and other non-member customers), both domestic and international. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies, crop nutrients and crop protection products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. A portion of our operations are conducted through equity investments and joint ventures whose operating results are not fully consolidated with our results; rather, a proportionate share of the income or loss from those entities is included as a component in our net income under the equity method of accounting. For the fiscal year ended August 31, 2009, our total revenues were $25.7 billion and our net income was $381.4 million.

We have aligned our segments based on an assessment of how our businesses operate and the products and services they sell. Our three segments: Energy, Ag Business and Processing, create vertical integration to link producers with consumers. Our Energy segment derives its revenues through refining, wholesaling and retailing of petroleum products. Our Ag Business segment derives its revenues through the origination and marketing of grain, including service activities conducted at export terminals, through the retail sales of petroleum and agronomy products, processed sunflowers, feed and farm supplies, and records equity income from investments in our agronomy joint ventures, grain export joint ventures and other investments. As of September 2007, our Ag Business segment revenues also include sales of crop nutrient products due to the distribution of that business to us from our Agriliance LLC joint venture. Our Processing segment derives its revenues from the sales of soybean meal and soybean refined oil, and records equity income from wheat milling joint ventures, a vegetable oil-based food manufacturing and distribution joint venture, and through March 2008, an ethanol manufacturing company. We include other business operations in Corporate and Other because of the nature of their products and services, as well as the relative revenues of those businesses. These businesses primarily include our financing, insurance, hedging and other service activities related to crop production.

Membership in CHS is restricted to certain producers of agricultural products and to associations of producers of agricultural products that are organized and operating so as to adhere to the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended. Our Board of Directors may establish other qualifications for membership from time to time as it may deem advisable.

Our earnings from cooperative business are allocated to members (and to a limited extent, to non-members with which we have agreed to do business on a patronage basis) based on the volume of business they do with us. We allocate these earnings to our patrons in the form of patronage refunds (which are also called patronage dividends) in cash and patron’s equities (capital equity certificates), which may be redeemed over time at the discretion of our Board of Directors. Earnings derived from non-members, which are not allocated patronage, are taxed at federal and state statutory corporate rates and are retained by us as unallocated capital reserve. We also receive patronage refunds from the cooperatives in which we are a member, if those cooperatives have earnings to distribute and if we qualify for patronage refunds from them.

Our origins date back to the early 1930s with the founding of the predecessor companies of Cenex, Inc. and Harvest States Cooperatives. CHS Inc. emerged as the result of the merger of those two entities in 1998, and is headquartered in Inver Grove Heights, Minnesota.

Energy

We are the nation’s largest cooperative energy company based on revenues and identifiable assets, with operations that include petroleum refining and pipelines; the supply, marketing (including ethanol and biodiesel) and distribution of refined fuels (gasoline, diesel fuel and other energy products); the blending, sale and distribution of lubricants; and the wholesale supply of propane. Our Energy segment processes crude oil into refined petroleum products at refineries in Laurel, Montana (wholly-owned) and McPherson, Kansas (an entity in which we have an approximate 74.5% ownership interest) and sells those products under the Cenex® brand to member cooperatives and others through a network of approximately 1,600 independent retail sites, of which two-thirds are convenience stores marketing Cenex® branded fuels.

Ag Business

Agronomy.  Through our fiscal year ended August 31, 2007, we conducted our wholesale, and some of our retail, agronomy operations through our 50% ownership interest in Agriliance LLC (Agriliance), in which Land O’Lakes, Inc. (Land O’Lakes) holds the other 50% ownership interest. Prior to September 2007, Agriliance was one of North America’s largest wholesale distributors of crop nutrients, crop protection products and other agronomy products based upon annual sales. Our 50% ownership interest in Agriliance is treated as an equity method investment, and therefore, Agriliance’s revenues and expenses are not reflected in our operating results. At November 30, 2009, our equity investment in Agriliance was $37.4 million.

In September 2007, Agriliance distributed the assets of the crop nutrients business to us, and the assets of the crop protection business to Land O’Lakes. Due to our 50% ownership interest in Agriliance and the 50% ownership interest of Land O’Lakes, each company was entitled to receive 50% of the distributions from Agriliance. Given the different preliminary values assigned to the assets of the crop nutrients and the crop protection businesses of Agriliance, at the closing of the distribution transactions Land O’Lakes owed us $133.5 million. Land O’Lakes paid us $32.6 million in cash, and in order to maintain equal capital accounts in Agriliance, they also paid down certain portions of Agriliance’s debt on our behalf in the amount of $100.9 million. Values of the distributed assets were finalized after the closing, and in October 2007, we made a true-up payment to Land O’Lakes in the amount of $45.7 million, plus interest. During fiscal 2009, the final true-up amount was determined, and we received $0.9 million from Land O’Lakes.

The distribution of assets we received from Agriliance for the crop nutrients business had a book value of $248.2 million. We recorded 50% of the value of the net assets received at book value due to our ownership interest in those assets when they were held by Agriliance, and 50% of the value of the net assets at fair value using the purchase method of accounting. Values assigned to the net assets distributed to us totaled $268.7 million.

Agriliance continues to exist as a 50-50 joint venture and primarily operates and sells agronomy products on a retail basis. During fiscal 2010, Agriliance sold a substantial number of retail facilities to various third parties, as well as to us and to Land O’Lakes, with no sales pending. We are still attempting to reposition the remaining Agriliance facilities located primarily in Florida. During the three months ended November 30, 2009, we received $40.0 million in cash distributions from Agriliance as a return of capital, primarily from the sale of Agriliance’s retail facilities. In December 2009, we received an additional $30.0 million in cash distributions from Agriliance.

After a fiscal 2005 initial public offering (IPO) transaction for CF Industries, Inc., a crop nutrients manufacturer and distributor, we held an ownership interest in the post-IPO company named CF Industries Holdings, Inc. (CF) of approximately 3.9% or 2,150,396 shares. During the year ended August 31, 2007, we sold 540,000 shares of our CF stock for proceeds of $10.9 million, and recorded a pretax gain of $5.3 million, reducing our ownership in CF to approximately 2.9%. During the year ended August 31, 2008, we sold our remaining 1,610,396 shares of CF stock for proceeds of $108.3 million and recorded a pretax gain of $91.7 million.

There is significant seasonality in the sale of agronomy products and services, with peak activity coinciding with the planting and input seasons. There is also significant volatility in the prices for the crop nutrient products we purchase and sell.

Country Operations.  Our country operations business purchases a variety of grains from our producer members and other third parties, and provides cooperative members and producers with access to a full range of products and services including farm supplies and programs for crop and livestock production. Country operations operates 382 locations dispersed throughout Colorado, Idaho, Iowa, Kansas, Minnesota, Montana, Nebraska, North Dakota, Oklahoma, Oregon, South Dakota and Washington. Most of these locations purchase grain from farmers and sell agronomy products, energy products, feed and seed to those same producers and others, although not all locations provide every product and service.

Grain Marketing.  We are the nation’s largest cooperative marketer of grain and oilseed based on grain storage capacity and grain sales, handling almost 1.8 billion bushels annually. During fiscal 2009, we purchased approximately 56% of our total grain volumes from individual and cooperative association members and our country operations business, with the balance purchased from third parties. We arrange for the transportation of the grains either directly to customers or to our owned or leased grain terminals and elevators awaiting delivery to domestic and foreign purchasers. We primarily conduct our grain marketing operations directly, but do conduct some of our business through joint ventures.

Processing

Our Processing segment converts raw agricultural commodities into ingredients for finished food products or into finished consumer food products. We have focused on areas that allow us to utilize the products supplied by our member producers. These areas currently include oilseed processing and our joint ventures in wheat milling and foods.

The Issuance

We are issuing 1,470,588 shares of our 8% Cumulative Redeemable Preferred Stock to redeem $37,000,000 of our “patrons’ equities.” The shares will be issued to redeem our outstanding patrons’ equities on a pro rata basis. Subject to the exceptions described below in “Plan of Distribution,” shares of preferred stock issued in redemption of the patrons’ equities will be issued only to non-individual active members who have conducted business with us during the past five years and whose pro rata share of the redemption amount is equal to or greater than $500. See “Membership in CHS and Authorized Capital — Patrons’ Equities” for a description of patrons’ equities and our annual pro rata redemptions of patrons’ equities. The amount of patrons’ equities that will be redeemed with each share of preferred stock issued will be $     , which is the greater of $25.16 (equal to the $25.00 liquidation preference per share of preferred stock plus $0.16 of accumulated dividends from and including January 1, 2010 to and including January 29, 2010) or the closing price for one share of the preferred stock on the NASDAQ Global Select Market on January   , 2010. There will not be any cash proceeds from the issuance of the preferred stock. However, by issuing shares of preferred stock in redemption of patrons’ equities, we will make available for working capital purposes cash that otherwise would be used to redeem those patrons’ equities.

Terms of the Preferred Stock

Dividends	Holders of the preferred stock (which include both members and non-member third parties) are entitled to receive cash dividends at the rate of $2.00 per share per year when, as and if declared by our Board of Directors. Dividends are cumulative and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each, a “payment date”), except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is paid without interest on the next day that is not a Saturday, Sunday or legal holiday.

Liquidation Rights	In the event of our liquidation, holders of the preferred stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on the shares to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on parity with the preferred stock.

Rank	As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the preferred stock ranks prior to:

• any patronage refund;

• any other class or series of our capital stock designated by our Board of Directors as junior to the preferred stock; and

• our common stock, if any.

Shares of any class or series of our capital stock that are not junior to the preferred stock, rank equally with the preferred stock as to the payment of dividends and the distribution of assets.

Redemption at our Option	We may, at our option, redeem the preferred stock, in whole or from time to time in part, for cash at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. We have no current plan or intention to redeem the preferred stock.

Redemption at the Holder’s Option	In the event of a change in control initiated by our Board of Directors, holders of the preferred stock will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase their shares of preferred stock at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. “Change in control” is defined in “Description of the Preferred Stock — Redemption at the Holder’s Option.”

No Exchange or Conversion Rights, No Sinking Fund	The preferred stock is not exchangeable for or convertible into any other shares of our capital stock or any other securities or property. The preferred stock is not subject to the operation of any purchase, retirement or sinking fund.

Voting Rights	Holders of the preferred stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of two-thirds of the outstanding preferred stock will be required to approve:

• any amendment to our articles of incorporation or the resolutions establishing the terms of the preferred stock if the amendment adversely affects the rights or preferences of the preferred stock; or

• the creation of any class or series of equity securities having rights senior to the preferred stock as to the payment of dividends or distribution of assets upon the liquidation, dissolution or winding up of CHS.

No Preemptive Rights	Holders of the preferred stock have no preemptive right to acquire shares of any class or series of our capital stock.

Trading	The preferred stock is listed on the NASDAQ Global Select Market under the symbol “CHSCP.”

Comparison of Rights	Holders of the preferred stock have different rights from those of holders of patrons’ equities. See “Comparison of Rights of Holders of Patrons’ Equities and Rights of Holders of Preferred Stock” below.

Risk Factors	Ownership of our preferred stock involves risks. See “Risk Factors” on page 10.

Selected Consolidated Financial Data

The selected consolidated financial information below has been derived from our consolidated financial statements for the periods indicated below. The selected consolidated financial data for the three months ended November 30, 2009 and 2008 and the years ended August 31, 2009, 2008 and 2007, should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this filing. In May 2005, we sold the majority of our Mexican foods business and have recorded the Mexican foods business as discontinued operations. In the opinion of our management, the unaudited historical financial data were prepared on the same basis as the audited historical financial data and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of this information. Results of operations for the three-month periods are not necessarily indicative of results of operations that may be expected for the full fiscal year.

Summary Consolidated Financial Data

	Three Months Ended
	November 30,				Years Ended August 31,
	2009		2008(1)		2009(1)		2008(1)		2007(1)		2006(1)		2005(1)
	(Unaudited)		(Unaudited)
	(Dollars in thousands)

Income Statement Data:
Revenues	$6,195,241		$7,733,919		$25,729,916		$32,167,461		$17,215,992		$14,383,835		$11,926,962
Cost of goods sold	5,992,580		7,413,412		24,849,901		30,993,899		16,129,233		13,540,285		11,438,473

Gross profit	202,661		320,507		880,015		1,173,562		1,086,759		843,550		488,489
Marketing, general and administrative	80,506		87,741		355,299		329,965		245,357		231,238		199,354

Operating earnings	122,155		232,766		524,716		843,597		841,402		612,312		289,135
Loss (gain) on investments			54,976		56,305		(29,193)		(20,616)				(13,013)
Interest, net	16,212		20,175		70,487		76,460		31,098		41,305		41,509
Equity income from investments	(32,166)		(20,723)		(105,754)		(150,413)		(109,685)		(84,188)		(95,742)

Income from continuing operations before income taxes	138,109		178,338		503,678		946,743		940,605		655,195		356,381
Income taxes	15,574		18,931		63,304		71,861		37,784		59,350		34,153

Income from continuing operations	122,535		159,407		440,374		874,882		902,821		595,845		322,228
(Income) loss on discontinued operations, net of taxes											(625)		16,810

Net income	122,535		159,407		440,374		874,882		902,821		596,470		305,418
Net income attributable to noncontrolling interests	2,585		22,156		58,967		71,837		146,098		91,079		49,825

Net income attributable to CHS Inc.	$119,950		$137,251		$381,407		$803,045		$756,723		$505,391		$255,593

Balance Sheet Data (at end of period):
Working capital	$1,699,435		$1,777,865		$1,626,352		$1,738,600		$821,878		$848,344		$766,807
Net property, plant and equipment	2,124,823		1,970,357		2,099,325		1,948,305		1,728,171		1,476,239		1,359,535
Total assets	8,377,337		8,837,325		7,869,845		8,771,978		6,754,373		4,994,166		4,748,654
Long-term debt, including current maturities	1,061,375		1,168,377		1,071,953		1,194,855		688,321		744,745		773,074
Total equities	3,406,205		3,243,876		3,333,164		3,161,418		2,672,841		2,201,397		1,926,597
Ratio of earnings to fixed charges and preferred dividends(2)	6.4	x	6.7	x	4.6	x	7.4	x	10.1	x	8.3	x	4.7x

(1)	Adjusted to reflect adoption of ASC 860-10-65-1; see “Change in Accounting — Noncontrolling Interests.”

(2)	For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of income from continuing operations before income taxes on consolidated operations, distributed income from equity investees and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest.

Change in Accounting — Noncontrolling Interests

In December 2007, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 860-10-65-1, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin (ARB) No. 51.” ASC 860-10-65-1 establishes accounting and reporting standards that require: the ownership interest in subsidiaries held by parties other than the parent to be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent’s equity; the amount of consolidated net earnings attributable to the parent and the noncontrolling interest to be clearly identified and presented on the face of the consolidated statements of operations; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently.

We adopted ASC 860-10-65-1 at the beginning of fiscal 2010. In accordance with the accounting guidance, in order to conform to the current period presentation, we made reclassifications for all periods presented within our Consolidated Statements of Operations to net income to present the income attributable to noncontrolling interests as a reconciling item between net income and net income attributable to CHS Inc. Also, noncontrolling interests previously reported as minority interests have been reclassified for all periods presented to a separate section in equity on our Consolidated Balance Sheets. In addition, certain other reclassifications to our previously reported financial information have been made to conform to the current period presentation.

RISK FACTORS

You should be aware that ownership of our preferred stock involves risks. In consultation with your own financial and legal advisers, you should carefully consider the following discussion of risks that we believe to be significant, together with the other information contained or incorporated by reference in this prospectus, including the section entitled “Special Note Regarding Forward-Looking Statements” and our consolidated financial statements and the notes to them. The value of any preferred stock that you own may decline and you could lose the entire value of your preferred stock.

Risks Related to our Operations

Our revenues and operating results could be adversely affected by changes in commodity prices.

  Our revenues, earnings and cash flows are affected by market prices for commodities such as crude oil, natural gas, fertilizer, grain, oilseed, flour and crude and refined vegetable oils. Commodity prices generally are affected by a wide range of factors beyond our control, including weather, disease, insect damage, drought, the availability and adequacy of supply, government regulation and policies and general political and economic conditions. We are also exposed to fluctuating commodity prices as the result of our inventories of commodities, typically grain, fertilizer and petroleum products, and purchase and sale contracts at fixed or partially fixed prices. At any time, our inventory levels and unfulfilled fixed or partially fixed price contract obligations may be substantial. In addition, we are exposed to the risk of nonperformance by counterparties to contracts. Risk of nonperformance by counterparties includes the inability to perform because of a counterparty’s financial condition and also the risk that the counterparty will refuse to perform a contract during a period of price fluctuations where contract prices are significantly different than the current market prices. Increases in market prices for commodities that we purchase without a corresponding increase in the prices of our products or our sales volume or a decrease in our other operating expenses could reduce our revenues and net income.

  In our energy operations, profitability depends largely on the margin between the cost of crude oil that we refine and the selling prices that we obtain for our refined products. Although the prices for crude oil reached historical highs during 2008, the prices for both crude oil and for gasoline, diesel fuel and other refined petroleum products fluctuate widely. Factors influencing these prices, many of which are beyond our control, include:

•	levels of worldwide and domestic supplies;

•	capacities of domestic and foreign refineries;

•	the ability of the members of the Organization of Petroleum Exporting Countries (OPEC) to agree to and maintain oil price and production controls, and the price and level of foreign imports;

•	disruption in supply;

•	political instability or armed conflict in oil-producing regions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity; and

•	domestic and foreign governmental regulations and taxes.

  The long-term effects of these and other conditions on the prices of crude oil and refined petroleum products are uncertain and ever-changing. Increases in crude oil prices without a corresponding increase in the prices of our refined petroleum products could reduce our net income. Accordingly, we expect our margins on, and the profitability of our energy business to fluctuate, possibly significantly, over time.

Our operating results could be adversely affected if our members were to do business with others rather than with us.

  We do not have an exclusive relationship with our members and our members are not obligated to supply us with their products or purchase products from us. Our members often have a variety of distribution outlets and product sources available to them. If our members were to sell their products to other purchasers or purchase products from other sellers, our revenues would decline and our results of operations could be adversely affected.

We participate in highly competitive business markets in which we may not be able to continue to compete successfully.

  We operate in several highly competitive business segments and our competitors may succeed in developing new or enhanced products that are better than ours, and may be more successful in marketing and selling their products than we are with ours. Competitive factors include price, service level, proximity to markets, product quality and marketing. In some of our business segments, such as Energy, we compete with companies that are larger, better known and have greater marketing, financial, personnel and other resources. As a result, we may not be able to continue to compete successfully with our competitors.

Changes in federal income tax laws or in our tax status could increase our tax liability and reduce our net income.

  Current federal income tax laws, regulations and interpretations regarding the taxation of cooperatives, which allow us to exclude income generated through business with or for a member (patronage income) from our taxable income, could be changed. If this occurred, or if in the future we were not eligible to be taxed as a cooperative, our tax liability would significantly increase and our net income significantly decrease.

We incur significant costs in complying with applicable laws and regulations. Any failure to make the capital investments necessary to comply with these laws and regulations could expose us to financial liability.

  We are subject to numerous federal, state and local provisions regulating our business and operations and we incur and expect to incur significant capital and operating expenses to comply with these laws and regulations. We may be unable to pass on those expenses to customers without experiencing volume and margin losses. For example, capital expenditures for upgrading our refineries, largely to comply with regulations requiring the reduction of sulfur levels in refined petroleum products, were completed in fiscal 2006. We incurred capital expenditures from fiscal years 2003 through 2006 related to these upgrades of $88.1 million for our Laurel, Montana refinery and $328.7 million for the National Cooperative Refinery Association’s (NCRA) McPherson, Kansas refinery. The Environmental Protection Agency (EPA) has passed a regulation that requires the reduction of the benzene level in gasoline to be less than 0.62% volume by January 1, 2011. As a result of this regulation, our refineries will incur capital expenditures to reduce the current gasoline benzene levels to the regulated levels. We anticipate the combined capital expenditures for our Laurel, Montana and NCRA’S McPherson, Kansas refineries to be approximately $134 million, of which $42 million has been spent through November 30, 2009.

  We establish reserves for the future cost of known compliance obligations, such as remediation of identified environmental issues. However, these reserves may prove inadequate to meet our actual liability. Moreover, amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of currently unknown compliance issues may require us to make material expenditures or subject us to liabilities that we currently do not anticipate. Furthermore, our failure to comply with applicable laws and regulations could subject us to administrative penalties and injunctive relief, civil remedies including fines and injunctions, and recalls of our products.

Regulations and proposed legislation governing green house gas (GHG) emissions could adversely affect our results and financial condition.

  The EPA has recently adopted regulations under the Clean Air Act requiring the owners of certain facilities to measure and report their GHG emissions. The regulations apply to our refineries and may also apply to other facilities which we own. The EPA may, in the future, limit GHG emissions. Also, proposed legislation is being considered by Congress to regulate GHG emissions which may include cap and trade provisions or a carbon tax. These regulations and proposed legislation could result in additional costs or a reduction in earnings to us and could have a material adverse affect on our results and financial condition.

Environmental liabilities could adversely affect our results and financial condition.

  Many of our current and former facilities have been in operation for many years and, over that time, we and other operators of those facilities have generated, used, stored and disposed of substances or wastes that are or might be considered hazardous under applicable environmental laws, including liquid fertilizers, chemicals and fuels stored in underground and above-ground tanks. Any past or future actions in violation of applicable environmental laws could subject us to administrative penalties, fines and injunctions. Moreover, future or unknown past releases of hazardous substances could subject us to private lawsuits claiming damages and to adverse publicity. Liabilities, including legal costs, related to remediation of contaminated properties are not recognized until the related costs are considered probable and can be reasonably estimated.

Actual or perceived quality, safety or health risks associated with our products could subject us to liability and damage our business and reputation.

  If any of our food or feed products became adulterated or misbranded, we would need to recall those items and could experience product liability claims if consumers were injured as a result. A widespread product recall or a significant product liability judgment could cause our products to be unavailable for a period of time or a loss of consumer confidence in our products. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. In addition, general public perceptions regarding the quality, safety or health risks associated with particular food or feed products, such as concerns regarding genetically modified crops, could reduce demand and prices for some of the products associated with our businesses. To the extent that consumer preferences evolve away from products that our members or we produce for health or other reasons, such as the growing demand for organic food products, and we are unable to develop products that satisfy new consumer preferences, there will be a decreased demand for our products.

Our operations are subject to business interruptions and casualty losses; we do not insure against all potential losses and could be seriously harmed by unexpected liabilities.

  Our operations are subject to business interruptions due to unanticipated events such as explosions, fires, pipeline interruptions, transportation delays, equipment failures, crude oil or refined product spills, inclement weather and labor disputes. For example:

•	our oil refineries and other facilities are potential targets for terrorist attacks that could halt or discontinue production;

•	our inability to negotiate acceptable contracts with unionized workers in our operations could result in strikes or work stoppages;

•	the significant inventories that we carry or the facilities we own could be damaged or destroyed by catastrophic events, extreme weather conditions or contamination; and

•	an occurrence of a pandemic flu or other disease affecting a substantial part of our workforce or our customers could cause an interruption in our business operations, the effects of which could be significant.

  We maintain insurance coverages against many, but not all potential losses or liabilities arising from these operating hazards, but uninsured losses or losses above our coverage limits are possible. Uninsured losses and liabilities arising from operating hazards could have a material adverse effect on our financial position or results of operations.

Our cooperative structure limits our ability to access equity capital.

  As a cooperative, we may not sell common stock in our company. In addition, existing laws and our articles of incorporation and bylaws contain limitations on dividends of 8% of any preferred stock that we may issue. These limitations restrict our ability to raise equity capital and may adversely affect our ability to compete with enterprises that do not face similar restrictions.

Consolidation among the producers of products we purchase and customers for products we sell could adversely affect our revenues and operating results.

  Consolidation has occurred among the producers of products we purchase, including crude oil, fertilizer and grain, and it is likely to continue in the future. Consolidation could increase the price of these products and allow suppliers to negotiate pricing, supply availability and other contract terms that are less favorable to us. Consolidation also may increase the competition among consumers of these products to enter into supply relationships with a smaller number of producers resulting in potentially higher prices for the products we purchase.

  Consolidation among purchasers of our products and in wholesale and retail distribution channels has resulted in a smaller customer base for our products and intensified the competition for these customers. For example, ongoing consolidation among distributors and brokers of food products and food retailers has altered the buying patterns of these businesses, as they have increasingly elected to work with product suppliers who can meet their needs nationwide rather than just regionally or locally. If these distributors, brokers and retailers elect not to purchase our products, our sales volumes, revenues and profitability could be significantly reduced.

  In the fertilizer market, consolidation at both the producer and customer level increases the threat of direct sales from the producer to the consumer.

If our customers choose alternatives to our refined petroleum products our revenues and profits may decline.

  Numerous alternative energy sources currently under development could serve as alternatives to our gasoline, diesel fuel and other refined petroleum products. If any of these alternative products become more economically viable or preferable to our products for environmental or other reasons, demand for our energy products would decline. Demand for our gasoline, diesel fuel and other refined petroleum products also could be adversely affected by increased fuel efficiencies.

Operating results from our agronomy business could be volatile and are dependent upon certain factors outside of our control.

  Planted acreage, and consequently the volume of fertilizer and crop protection products applied, is partially dependent upon government programs, grain prices and the perception held by the producer of demand for production. Weather conditions during the spring planting season and early summer spraying season also affect agronomy product volumes and profitability.

Technological improvements in agriculture could decrease the demand for our agronomy and energy products.

  Technological advances in agriculture could decrease the demand for crop nutrients, energy and other crop input products and services that we provide. Genetically engineered seeds that resist disease and insects, or that meet certain nutritional requirements, could affect the demand for our crop nutrients and crop protection products. Demand for fuel that we sell could decline as technology allows for more efficient usage of equipment.

We operate some of our business through joint ventures in which our rights to control business decisions are limited.

  Several parts of our business, including in particular, portions of our grain marketing, wheat milling and foods operations, are operated through joint ventures with third parties. By operating a business through a joint venture, we have less control over business decisions than we have in our wholly-owned or majority-owned businesses. In particular, we generally cannot act on major business initiatives in our joint ventures without the consent of the other party or parties in those ventures.

Risks Related to the Preferred Stock

The preferred stock may not continue to qualify for listing on the NASDAQ Global Select Market.

  Although the preferred stock is listed on the NASDAQ Global Select Market, it may not continue to qualify for listing. For example, we may be unable to satisfy the requirements regarding “independent” directors as now or subsequently in effect. If our preferred stock were delisted, the liquidity of the market for the preferred stock could be reduced, possibly significantly.

The trading market for the preferred stock may not be maintained, which may limit your ability to resell your shares.

  The trading market for the preferred stock may not be maintained or provide any significant liquidity. If you decide to sell your preferred stock, there may be either no or only a limited number of potential buyers. This, in turn, may affect the price you receive for your preferred stock or your ability to sell your preferred stock at all.

If you are able to resell your preferred stock, many factors may affect the price you receive, which may be lower than you believe to be appropriate.

  As with other publicly traded securities, many factors could affect the market price of our preferred stock. In addition to those factors relating to CHS and the preferred stock described elsewhere in this “Risk Factors” section and elsewhere in this prospectus, the market price of our preferred stock could be affected by conditions in and perceptions of agricultural and energy markets and companies and also by broader, general market, political and economic conditions.

  Furthermore, U.S. stock markets have experienced price and volume volatility that has affected many companies’ stock prices, often for reasons unrelated to the operating performance of those companies. Fluctuations such as these also may affect the market price of our preferred stock. As a result of these factors, you may only be able to sell your preferred stock at prices below those you believe to be appropriate. The trading price for the preferred stock may at any time be less than its issue price pursuant to this prospectus or its liquidation value.

Issuances of substantial amounts of preferred stock could adversely affect the market price of our preferred stock.

  From time to time in the future, we expect to again issue shares of preferred stock to our members in redemption of a portion of their patrons’ equities or other equity securities and may do so as frequently as annually. We expect these shares to be freely tradeable upon issuance to our members, and some or all members who receive preferred stock may seek to sell their shares in the public market. Furthermore, from time to time, we may sell additional shares of preferred stock to the public. Future issuances or sales of our preferred stock or the availability of our preferred stock for sale may adversely affect the market price for our preferred stock or our ability to raise capital by offering equity securities.

The terms of the preferred stock are fixed and changes in market conditions, including market interest rates, may decrease the market price for the preferred stock.

  The terms of the preferred stock, such as the 8% dividend rate, the amount of the liquidation preference and the redemption terms, are fixed and will not change, even if market conditions with respect to these terms fluctuate. This may mean that you could obtain a higher return from an investment in other securities. It also means that an increase in market interest rates is likely to decrease the market price for the preferred stock.

You will have limited voting rights.

  As a holder of the preferred stock, you will be entitled to vote only on actions that would amend, alter or repeal our articles of incorporation or the resolutions establishing the preferred stock if the amendment, alteration or repeal would adversely affect the rights or preferences of the preferred stock or that would create a series of senior equity securities. You will not have the right to vote on actions customarily subject to shareholder vote or approval, including the election of directors, the approval of significant transactions and other amendments to our articles of incorporation that would not adversely affect the rights and preferences of the preferred stock.

Payment of dividends on the preferred stock is not guaranteed.

  Although dividends on the preferred stock accumulate, our Board of Directors must approve the actual payment of those dividends. Our Board of Directors can elect at any time or from time to time, and for an indefinite duration, not to pay the accumulated dividends. Our Board of Directors could do so for any reason, including the following:

•	unanticipated cash requirements;

•	the need to make payments on our indebtedness;

•	concluding that the payment of dividends would cause us to breach the terms of any agreement, such as financial ratio covenants; or

•	determining that the payment of dividends would violate applicable law regarding unlawful distributions to shareholders.

We can redeem the preferred stock at our discretion, which redemption may be at a price less than its market price and may limit the trading price for the preferred stock.

  We have the option of redeeming your shares at any time for $25.00 per share plus any accumulated and unpaid dividends. If we redeem your shares, the redemption price may be less than the price you might receive if you were to sell your shares in the open market. In addition, the fact that the shares are redeemable may limit the price at which they trade.

The amount of your liquidation preference or redemption payment is fixed and you will have no right to receive any greater payment regardless of the circumstances.

  The payment due upon a liquidation or redemption is fixed at $25.00 per share plus accumulated and unpaid dividends. If we have value remaining after payment of this amount, you will have no right to participate in that value. If the market price for our preferred stock is greater than the redemption price, you will have no right to receive the market price from us upon liquidation or redemption.

Your liquidation rights will be subordinate to those of holders of our indebtedness and of any senior equity securities we have issued or may issue in the future and may be subject to the equal rights of other equity securities.

  There are no restrictions in the terms of the preferred stock on our ability to incur indebtedness. We can also, with the consent of holders of two-thirds of the outstanding preferred stock, issue preferred equity securities that are senior with respect to liquidation payments to the preferred stock. If we were to liquidate our business, we would be required to repay all of our outstanding indebtedness and to satisfy the liquidation preferences of any senior equity securities that we may issue in the future before we could make any distributions to holders of our preferred stock. We could have insufficient cash available to do so, in which case you would not receive any payment on the amounts due you. Moreover, there are no restrictions on our ability to issue preferred equity securities that rank on a parity with the preferred stock as to liquidation preferences and any amounts remaining after the payment of senior securities would be split equally among all holders of those securities, which might result in your receiving less than the full amount due you.

USE OF PROCEEDS

The shares of preferred stock that are being issued pursuant to this prospectus and the registration statement of which it is a part are being issued to redeem $37,000,000 of our “patrons’ equities.” The shares will be issued to redeem our outstanding patrons’ equities on a pro rata basis. Subject to the exceptions described below in “Plan of Distribution,” shares of preferred stock issued in redemption of the patrons’ equities will be issued only to non-individual active members who have conducted business with us during the past five years and whose pro rata share of the redemption amount is equal to or greater than $500. See “Membership and Authorized Capital — Patrons’ Equities” for a discussion of patrons’ equities and our redemption of them. There will not be any cash proceeds from the issuance of preferred stock. However, by issuing shares of preferred stock in redemption of patrons’ equities, we will make available for working capital purposes cash that otherwise would be used to redeem those patrons’ equities.

BUSINESS

We are one of the nation’s leading integrated agricultural companies. As a cooperative, we are owned by farmers and ranchers and their member cooperatives (referred to herein as “members”) across the United States. We also have preferred stockholders that own shares of our 8% Cumulative Redeemable Preferred Stock, which is listed on the NASDAQ Global Select Market under the symbol CHSCP. On November 30, 2009, we had 10,976,107 shares of preferred stock outstanding. We buy commodities from and provide products and services to patrons (including our members and other non-member customers), both domestic and international. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies, crop nutrients and crop protection products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. A portion of our operations are conducted through equity investments and joint ventures whose operating results are not fully consolidated with our results; rather, a proportionate share of the income or loss from those entities is included as a component in our net income under the equity method of accounting. For the fiscal year ended August 31, 2009, our total revenues were $25.7 billion and our net income was $381.4 million.

We have aligned our segments based on an assessment of how our businesses operate and the products and services they sell. Our three segments: Energy, Ag Business and Processing, create vertical integration to link producers with consumers. Our Energy segment derives its revenues through refining, wholesaling and retailing of petroleum products. Our Ag Business segment derives its revenues through the origination and marketing of grain, including service activities conducted at export terminals, through the retail sales of petroleum and agronomy products, processed sunflowers, feed and farm supplies, and records equity income from investments in our agronomy joint ventures, grain export joint ventures and other investments. As of September 2007, our Ag Business segment revenues also include sales of crop nutrient products due to the distribution of that business to us from our Agriliance LLC joint venture. Our Processing segment derives its revenues from the sales of soybean meal and soybean refined oil, and records equity income from wheat milling joint ventures, a vegetable oil-based food manufacturing and distribution joint venture, and through March 2008, an ethanol manufacturing company. We include other business operations in Corporate and Other because of the nature of their products and services, as well as the relative revenues of those businesses. These businesses primarily include our financing, insurance, hedging and other service activities related to crop production.

Membership in CHS is restricted to certain producers of agricultural products and to associations of producers of agricultural products that are organized and operating so as to adhere to the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended. Our Board of Directors may establish other qualifications for membership from time to time as it may deem advisable.

Our earnings from cooperative business are allocated to members (and to a limited extent, to non-members with which we have agreed to do business on a patronage basis) based on the volume of business they do with us. We allocate these earnings to our patrons in the form of patronage refunds (which are also called patronage dividends) in cash and patron’s equities (capital equity certificates), which may be redeemed over time at the discretion of our Board of Directors. Earnings derived from non-members, which are not allocated patronage, are taxed at federal and state statutory corporate rates and are retained by us as unallocated capital reserve. We also receive patronage refunds from the cooperatives in which we are a member, if those cooperatives have earnings to distribute and if we qualify for patronage refunds from them.

Our origins date back to the early 1930s with the founding of the predecessor companies of Cenex, Inc. and Harvest States Cooperatives. CHS Inc. emerged as the result of the merger of those two entities in 1998, and is headquartered in Inver Grove Heights, Minnesota.

The following table presents a summary of our primary subsidiary holdings and equity investments for each of our business segments at November 30, 2009:

			CHS	Income
Business Segment	Entity Name	Business Activity	Ownership%	Recognition

Energy	National Cooperative Refinery Association	Petroleum refining	74.5%	Consolidated
	Front Range Pipeline, LLC	Crude oil transportation	100%	Consolidated
	Cenex Petroleum, Inc.	Retail convenience stores	100%	Consolidated
	Cenex Pipeline, LLC	Finished product transportation	100%	Consolidated
Ag Business	Agriliance LLC	Retail distribution of agronomy products	50%	Equity Method
	CHS do Brasil Ltda.	Soybean procurement in Brazil	100%	Consolidated
	United Harvest, LLC	Grain exporter	50%	Equity Method
	TEMCO, LLC	Grain exporter	50%	Equity Method
	Multigrain A.G.	Grain procurement and production farmland in Brazil	40%	Equity Method
	CHS Europe S.A.	Grain merchandising in Europe	100%	Consolidated
	CHS Ukraine, LLC	Grain procurement and merchandising in Ukraine	100%	Consolidated
	CHS Vostok, LLC	Grain procurement and merchandising in Russia	100%	Consolidated
	ACG Trade S.A.	Grain procurement and merchandising in Russia	100%	Consolidated
	CHSINC Iberica S.L.	Grain merchandising in Spain	100%	Consolidated
Processing	Horizon Milling, LLC	Wheat milling in U.S.	24%	Equity Method
	Horizon Milling General Partnership	Wheat milling in Canada	24%	Equity Method
	Ventura Foods, LLC	Food manufacturing and distributing	50%	Equity Method
Corporate and Other	Country Hedging, Inc.	Risk management products broker	100%	Consolidated
	Ag States Agency, LLC	Insurance agency	100%	Consolidated
	Impact Risk Solutions, LLC	Insurance brokerage	100%	Consolidated
	Cofina Financial, LLC	Finance company	100%	Consolidated

Our segment and international sales information in Note 11 of the Notes to Consolidated Financial Statements, as well as the Selected Consolidated Financial Data section of this prospectus, are incorporated by reference into the following segment descriptions.

The segment financial information presented below may not represent the results that would have been obtained had the relevant segment been operated as an independent business due to efficiencies in scale, corporate cost allocations and intersegment activity.

ENERGY

Overview

We are the nation’s largest cooperative energy company based on revenues and identifiable assets, with operations that include petroleum refining and pipelines; the supply, marketing (including ethanol and biodiesel) and distribution of refined fuels (gasoline, diesel fuel and other energy products); the blending, sale and distribution of lubricants; and the wholesale supply of propane. Our Energy segment processes crude oil into refined petroleum products at refineries in Laurel, Montana (wholly-owned) and McPherson, Kansas (an entity in which we have an approximate 74.5% ownership interest) and sells those products under the Cenex® brand to member cooperatives and others through a network of approximately 1,600 independent retail sites, of which two-thirds are convenience stores marketing Cenex® branded fuels. For the year ended August 31, 2009, our energy revenues, after elimination of intersegment revenues, were $7.4 billion and are primarily from gasoline and diesel fuel.

Operations

Laurel Refinery.  Our Laurel, Montana refinery processes medium and high sulfur crude oil into refined petroleum products that primarily include gasoline, diesel fuel and asphalt. Our Laurel refinery sources approximately 85% of its crude oil supply from Canada, with the balance obtained from domestic sources, and we have access to Canadian and northwest Montana crude through our wholly-owned Front Range Pipeline, LLC and other common carrier pipelines. Our Laurel refinery also has access to Wyoming crude via common carrier pipelines from the south.

Our Laurel facility processes approximately 55,000 barrels of crude oil per day to produce refined products that consist of approximately 48% gasoline, 37% diesel fuel and other distillates and 15% asphalt and other products. During fiscal 2005, our Board of Directors approved the installation of a coker unit at Laurel, along with other refinery improvements, which allows us to extract a greater volume of high value gasoline and diesel fuel from a barrel of crude oil and less relatively low value asphalt. The project became operational in April 2008, and had a total cost of $418.0 million. Refined fuels produced at Laurel are available via the Yellowstone Pipeline to western Montana terminals and to Spokane and Moses Lake, Washington, south via common carrier pipelines to Wyoming terminals and Denver, Colorado and east via our wholly-owned Cenex Pipeline, LLC to Glendive, Montana, and Minot and Fargo, North Dakota. Primarily during fiscal 2008, we incurred approximately $28 million in capital expenditures to construct two product terminals, one of which is tied into the Yellowstone Pipeline. Both new terminals are complete and include rail capabilities. These investments were undertaken to preserve our long-term ability to participate in western U.S. markets.

McPherson Refinery.  The McPherson, Kansas refinery is owned and operated by National Cooperative Refinery Association (NCRA), of which we own approximately 74.5%. The McPherson refinery processes approximately 85% low and medium sulfur crude oil and 15% heavy sulfur crude oil into gasoline, diesel fuel and other distillates, propane and other products. NCRA sources its crude oil through its own pipelines as well as common carrier pipelines. The low and medium sulfur crude oil is sourced from Kansas, Oklahoma and Texas, and the heavy sulfur crude oil is sourced from Canada.

The McPherson refinery processes approximately 80,000 barrels of crude oil per day to produce refined products that consist of approximately 52% gasoline, 45% diesel fuel and other distillates and 3% propane and other products. Approximately 32% of the refined fuels are loaded into trucks at the McPherson refinery or shipped via NCRA’s proprietary products pipeline to its terminal in Council Bluffs, Iowa. The remaining refined fuel products are shipped to other markets via common carrier pipelines.

Renewable Fuels Marketing.  In fiscal 2006, we acquired a 50% ownership interest in an ethanol and biodiesel marketing and distribution company, Provista Renewable Fuels Marketing, LLC (Provista), formerly known as United BioEnergy Fuels, LLC. In fiscal 2008, we acquired the remaining 50% ownership interest of Provista, and in fiscal 2009, Provista was merged into CHS. This business has been consolidated within our financial statements since 2006, and contracts with ethanol and biodiesel production plants to market and distribute their finished products. During fiscal 2009, total sales volumes were 343 million gallons.

Other Energy Operations.  We own and operate a propane terminal, four asphalt terminals, seven refined product terminals and three lubricants blending and packaging facilities. We also own and lease a fleet of liquid and pressure trailers and tractors, which are used to transport refined fuels, propane, anhydrous ammonia and other products.

Products and Services

Our Energy segment produces and sells (primarily wholesale) gasoline, diesel fuel, propane, asphalt, lubricants and other related products and provides transportation services. We obtain the petroleum products that we sell from our Laurel and McPherson refineries, and from third parties. For fiscal 2009, we obtained approximately 58% of the refined products we sold from our Laurel and McPherson refineries and approximately 42% from third parties.

Sales and Marketing; Customers

We make approximately 71% of our refined fuel sales to members, with the balance sold to non-members. Sales are made wholesale to member cooperatives and through a network of independent retailers that operate convenience stores under the Cenex/Ampride tradename. We sold approximately 1.3 billion gallons of gasoline and approximately 1.5 billion gallons of diesel fuel in fiscal 2009, excluding NCRA’s sales to minority owners and others totaling approximately 351 million gallons. We also blend, package and wholesale auto and farm machinery lubricants to both members and non-members. In fiscal 2009, our lubricants operations sold approximately 19 million gallons of lube oil. We are one of the nation’s largest propane wholesalers based on revenues. In fiscal 2009, our propane operations sold approximately 643 million gallons of propane. Most of the propane sold in rural areas is for heating and agricultural usage. Annual sales volumes of propane vary greatly depending on weather patterns and crop conditions.

Industry; Competition

The petroleum business is highly cyclical. Demand for crude oil and energy products is driven by the condition of local and worldwide economies, local and regional weather patterns and taxation relative to other energy sources, which can significantly affect the price of refined fuel products. Most of our energy product market is located in rural areas, so sales activity tends to follow the planting and harvesting cycles. More fuel-efficient equipment, reduced crop tillage, depressed prices for crops, weather conditions and government programs which encourage idle acres, may all reduce demand for our energy products.

Regulation.  Governmental regulations and policies, particularly in the areas of taxation, energy and the environment, have a significant impact on our Energy segment. Our Energy segment’s operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the Environmental Protection Agency (EPA), the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to the environment, air and water; reporting storage of hazardous wastes; the transportation, handling and disposition of wastes; and the labeling of pesticides and similar substances. Failure to comply with these laws, regulations and rules could subject us (and, in the case of the McPherson refinery, NCRA) to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we and NCRA are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on capital expenditures, earnings or competitive position, of either us or NCRA.

Like many other refineries, our Energy segment’s refineries recently focused their capital spending on reducing pollution emissions and, at the same, time increasing production to help pay for those expenditures. In particular, our refineries have completed work to comply with the EPA low sulfur fuel regulations that were required by 2006, which lowered the sulfur content of gasoline and diesel fuel. We incurred capital expenditures from fiscal 2003 through 2006 related to this compliance of $88.1 million for our Laurel, Montana refinery and $328.7 million for NCRA’s McPherson, Kansas refinery. The EPA has passed a regulation that requires the reduction of the benzene level in gasoline to be less than 0.62% volume by January 1, 2011. As a result of this regulation, our refineries will incur capital expenditures to reduce the current gasoline benzene levels to the regulated levels. We anticipate the combined capital expenditures for our Laurel, Montana and NCRA’s McPherson, Kansas refineries to be approximately $134 million, of which $42 million has been spent through November 30, 2009.

Competition.  The petroleum refining and wholesale fuels business is very competitive. Among our competitors are some of the world’s largest integrated petroleum companies, which have their own crude oil supplies, distribution and marketing systems. We also compete with smaller domestic refiners and marketers in the midwestern and northwestern United States, with foreign refiners who import products into the United States and with producers and marketers in other industries supplying other forms of energy and fuels to consumers. Given the commodity nature of the end products, profitability in the refining and marketing industry depends largely on margins, as well as operating efficiency, product mix and costs of product distribution and transportation. The retail gasoline market is highly competitive, with much larger competitors that have greater brand recognition and distribution outlets throughout the country and the world. Our owned and non-owned retail outlets are located primarily in the northwestern, midwestern and southern United States.

We market refined fuels, motor gasoline and distillate products in five principal geographic areas. The first area includes the midwest and northern plains. Competition at the wholesale level in this area includes the major oil companies ConocoPhillips, Valero and Citgo, independent refiners including Flint Hills Resources and Growmark, Inc. and wholesale brokers/suppliers including Western Petroleum Company. This area has a robust spot market and is influenced by the large refinery center along the gulf coast.

To the east of the midwest and northern plains is another unique marketing area. This area centers near Chicago, Illinois and includes eastern Wisconsin, Illinois and Indiana. CHS principally competes with the major oil companies Marathon, BP Amoco and ExxonMobil, independent refineries including Flint Hills Resources and Growmark, Inc. and wholesale brokers/suppliers including U.S. Oil.

Another market area is located south of Chicago, Illinois. This area includes Arkansas, Missouri and the northern part of Texas. Competition in this area includes the major oil companies Valero and ExxonMobil and independent refiners including Lion. This area is principally supplied from the Gulf coast refinery center and is also driven by a strong spot market that reacts quickly to changes in the international and national supply balance.

Another geographic area includes Montana, western North Dakota, Wyoming, Utah, Idaho, Colorado and western South Dakota. Competition at the wholesale level in this area includes the major oil companies ExxonMobil and ConocoPhillips and independent refiners including Frontier Refining and Sinclair. This area is also noted for being fairly well balanced in demand and supply, but is typically influenced by Canadian refined fuels moving into the U.S. through terminals in Canada and by rail from independent Canadian refiners.

The last area includes much of Washington and Oregon. We compete with the major oil companies Tesoro, BP Amoco and Chevron in this area. This area is also known for volatile prices and an active spot market.

Summary Operating Results

Summary operating results and identifiable assets for our Energy segment for the three months ended November 30, 2009 and 2008 and the fiscal years ended August 31, 2009, 2008 and 2007 are shown below:

	Three Months Ended
	November 30,		Years Ended August 31,
	2009	2008	2009	2008	2007
	(Unaudited)	(Unaudited)
	(Dollars in thousands)

Revenues	$2,264,580	$2,550,552	$7,639,838	$11,499,814	$8,105,067
Cost of goods sold	2,222,720	2,328,652	7,110,324	11,027,459	7,264,180

Gross profit	41,860	221,900	529,514	472,355	840,887
Marketing, general and administrative	27,890	27,832	125,104	111,121	94,939

Operating earnings	13,970	194,068	404,410	361,234	745,948
Gain on investments		(15,748)	(15,748)	(35)
Interest, net	789	4,195	5,483	(5,227)	(6,106)
Equity income from investments	(1,106)	(1,236)	(4,044)	(5,054)	(4,468)

Income before income taxes	$14,287	$206,857	$418,719	$371,550	$756,522

Intersegment revenues	$(81,245)	$(84,030)	$(251,626)	$(322,522)	$(228,930)

Total identifiable assets (at end of period)	$3,052,065	$2,987,219	$3,025,522	$3,216,852	$2,797,831

AG BUSINESS

Our Ag Business segment includes agronomy, country operations and grain marketing. Revenues in our Ag Business segment primarily include grain sales of $13.0 billion, after elimination of intersegment revenues.

Agronomy

Overview

Through our fiscal year ended August 31, 2007, we conducted our wholesale, and some of our retail, agronomy operations through our 50% ownership interest in Agriliance LLC (Agriliance), in which Land O’Lakes, Inc. (Land O’Lakes) holds the other 50% ownership interest. Prior to September 2007, Agriliance was one of North America’s largest wholesale distributors of crop nutrients, crop protection products and other agronomy products based upon annual sales. Our 50% ownership interest in Agriliance is treated as an equity method investment, and therefore, Agriliance’s revenues and expenses are not reflected in our operating results. At November 30, 2009, our equity investment in Agriliance was $37.4 million.

In September 2007, Agriliance distributed the assets of the crop nutrients business to us, and the assets of the crop protection business to Land O’Lakes. Due to our 50% ownership interest in Agriliance and the 50% ownership interest of Land O’Lakes, each company was entitled to receive 50% of the distributions from Agriliance. Given the different preliminary values assigned to the assets of the crop nutrients and the crop protection businesses of Agriliance, at the closing of the distribution transactions Land O’Lakes owed us $133.5 million. Land O’Lakes paid us $32.6 million in cash, and in order to maintain equal capital accounts in Agriliance, they also paid down certain portions of Agriliance’s debt on our behalf in the amount of $100.9 million. Values of the distributed assets were finalized after the closing, and in October 2007, we made a true-up payment to Land O’Lakes in the amount of $45.7 million, plus interest. During fiscal 2009, the final true-up amount was determined, and we received $0.9 million from Land O’Lakes.

The distribution of assets we received from Agriliance for the crop nutrients business had a book value of $248.2 million. We recorded 50% of the value of the net assets received at book value due to our ownership interest in those assets when they were held by Agriliance, and 50% of the value of the net assets at fair value using the purchase method of accounting. Values assigned to the net assets distributed to us totaled $268.7 million.

Agriliance continues to exist as a 50-50 joint venture and primarily operates and sells agronomy products on a retail basis. During fiscal 2010, Agriliance sold a substantial number of retail facilities to various third parties, as well as to us and to Land O’Lakes, with no sales pending. We are still attempting to reposition the remaining Agriliance facilities located primarily in Florida. During the three months ended November 30, 2009, we received $40.0 million in cash distributions from Agriliance as a return of capital, primarily from the sale of Agriliance’s retail facilities. In December 2009, we received an additional $30.0 million in cash distributions from Agriliance.

After a fiscal 2005 initial public offering (IPO) transaction for CF Industries, Inc., a crop nutrients manufacturer and distributor, we held an ownership interest in the post-IPO company named CF Industries Holdings, Inc. (CF) of approximately 3.9% or 2,150,396 shares. During the year ended August 31, 2007, we sold 540,000 shares of our CF stock for proceeds of $10.9 million, and recorded a pretax gain of $5.3 million, reducing our ownership in CF to approximately 2.9%. During the year ended August 31, 2008, we sold our remaining 1,610,396 shares of CF stock for proceeds of $108.3 million and recorded a pretax gain of $91.7 million.

There is significant seasonality in the sale of agronomy products and services, with peak activity coinciding with the planting and input seasons. There is also significant volatility in the prices for the crop nutrient products we purchase and sell.

Operations

Our wholesale crop nutrients business sells approximately 5.8 million tons of fertilizer annually, based on an average of fiscal years 2009 and 2008, making it one of the largest wholesale fertilizer operations in the United States based on tons sold. Product is either delivered directly to the customer from the manufacturer, or through our 15 inland or river warehouse terminals and other non-owned storage facilities located throughout the country. In addition, our Galveston, Texas deep water port and terminal receives fertilizer by vessel from originations such as the Middle East and Caribbean basin where less expensive natural gas tends to give a price advantage over domestically produced fertilizer. The fertilizer is then shipped by rail to destinations within crop producing regions of the country. Based on fertilizer market data, our wholesale crop nutrients, sales account for approximately 11% of the U.S. market.

Primary suppliers for our wholesale crop nutrients business include CF, Potash Corporation of Saskatchewan, Mosaic, Koch Industries, Yara, PIC (Kuwait) and Sabic America. During the year ended August 31, 2009, CF was the largest supplier of crop nutrients to us.

Products and Services

Our wholesale crop nutrients business sells nitrogen, phosphorus, potassium and sulfate based products. During the year ended August 31, 2009, the primary crop nutrients products purchased by us were urea, potash, UAN, phosphates and ammonia.

Sales and Marketing; Customers

Our wholesale crop nutrients business sells product to approximately 2,100 local retailers from New York to the west coast and from the Canadian border to Texas. Our largest customers include Agriliance retail operations and our own country operations business, also included in our Ag Business segment. Many of the customers of our crop nutrients business are also customers of our Energy segment or suppliers to our grain marketing business.

Industry; Competition

Regulation.  Our wholesale crop nutrients operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the EPA, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to the environment, air and water; reporting storage of hazardous wastes; the transportation, handling and disposition of wastes; and the labeling of pesticides and similar substances. Failure to comply with these laws, regulations and rules could subject us to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on our capital expenditures, earnings or competitive position.

Competition.  The wholesale distribution of crop nutrients products is highly competitive and dependent upon relationships with local cooperatives and private retailers, proximity to the customer and competitive pricing. We compete with other large agronomy distributors, as well as other regional or local distributors, retailers and manufacturers. Major competitors in crop nutrients distribution include Koch Industries, Agrium, Terra Industries and a variety of traders and brokers.

Country Operations

Overview

Our country operations business purchases a variety of grains from our producer members and other third parties, and provides cooperative members and producers with access to a full range of products and services including farm supplies and programs for crop and livestock production. Country operations operates 382 locations dispersed throughout Colorado, Idaho, Iowa, Kansas, Minnesota, Montana, Nebraska, North Dakota, Oklahoma, Oregon, South Dakota and Washington. Most of these locations purchase grain from farmers and sell agronomy products, energy products, feed and seed to those same producers and others, although not all locations provide every product and service.

Products and Services

Grain Purchasing.  We are one of the largest country elevator operators in North America based on revenues. Through a majority of our elevator locations, our country operations business purchases grain from member and non-member producers and other elevators and grain dealers. Most of the grain purchased is either sold through our grain marketing operations or used for local feed and processing operations. For the year ended August 31, 2009, country operations purchased approximately 418 million bushels of grain, primarily wheat, corn and soybeans. Of these bushels, 389 million were purchased from members and 280 million were sold through our grain marketing operations.

Other Products.  Our country operations business manufactures and sells other products, both directly and through ownership interests in other entities. These include seed, crop nutrients, crop protection products, energy products, animal feed, animal health products and processed sunflowers. We sell agronomy products at 235 locations, feed products at 153 locations and energy products at 154 locations.

Industry; Competition

Regulation.  Our country operations business is subject to laws and related regulations and rules designed to protect the environment that are; administered by the EPA, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to the environment, air and water; reporting storage of hazardous wastes; the transportation, handling and disposition of wastes; and the labeling of pesticides and similar substances. Our country operations business is also subject to laws and related regulations and rules administered by the United States Department of Agriculture, the United States Food and Drug Administration, and other federal, state, local and foreign governmental agencies that govern the processing, packaging, storage, distribution, advertising, labeling, quality and safety of feed and grain products. Failure to comply with these laws, regulations and rules could subject us to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on our capital expenditures, earnings or competitive position.

Competition.  We compete primarily on the basis of price, services and patronage. Competitors for the purchase of grain include Archer Daniels Midland (ADM), Cargill, Incorporated (Cargill), local cooperatives and smaller private grain companies and processors at the majority of our locations in our trade territory, as previously defined in the “Overview.” In addition, Columbia Grain is also our competitor in Montana and North Dakota.

Competitors for our farm supply businesses include Cargill, Agrium, Simplot, Helena, Wilbur Ellis, local cooperatives and smaller private companies at the majority of locations throughout our trade territory. In addition, Land O’Lakes Purina Feed, Hubbard Milling, ADM and Cargill are our major competitors for the sale of feed products.

Grain Marketing

Overview

We are the nation’s largest cooperative marketer of grain and oilseed based on grain storage capacity and grain sales, handling almost 1.8 billion bushels annually. During fiscal 2009, we purchased approximately 56% of our total grain volumes from individual and cooperative association members and our country operations business, with the balance purchased from third parties. We arrange for the transportation of the grains either directly to customers or to our owned or leased grain terminals and elevators awaiting delivery to domestic and foreign purchasers. We primarily conduct our grain marketing operations directly, but do conduct some of our business through joint ventures.

Operations

Our grain marketing operations purchases grain directly and indirectly from agricultural producers primarily in the midwestern and western United States. The purchased grain is typically contracted for sale for future delivery at a specified location, and we are responsible for handling the grain and arranging for its transportation to that location. The sale of grain is recorded after title to the commodity has transferred and final weights, grades and settlement price have been agreed upon. Amounts billed to the customer as part of a sales transaction include the costs for shipping and handling. Our ability to arrange efficient transportation, including loading capabilities onto unit trains, ocean-going vessels and barges, is a significant part of the services we offer to our customers. Rail, vessel, barge and truck transportation is carried out by third parties, often under long-term freight agreements with us. Grain intended for export is usually shipped by rail or barge to an export terminal, where it is loaded onto ocean-going vessels. Grain intended for domestic use is usually shipped by rail or truck to various locations throughout the country.

We own and operate export terminals, river terminals and elevators involved in the handling and transport of grain. Our river terminals are used to load grain onto barges for shipment to both domestic and export customers via the Mississippi River system. These river terminals are located at Savage and Winona, Minnesota and Davenport, Iowa, as well as terminals in which we have put-through agreements located at St. Louis, Missouri and Beardstown and Havana, Illinois. Our export terminal at Superior, Wisconsin provides access to the Great Lakes and St. Lawrence Seaway and our export terminal at Myrtle Grove, Louisiana serves the gulf market. In the Pacific Northwest, we conduct our grain marketing operations through United Harvest, LLC (United Harvest) (a 50% joint venture with United Grain Corporation, a subsidiary of Mitsui & Co., Ltd. (Mitsui)) and TEMCO, LLC (a 50% joint venture with Cargill). United Harvest operates grain terminals in Vancouver and Kalama, Washington and primarily exports wheat. TEMCO, LLC operates an export terminal in Tacoma, Washington and primarily exports corn and soybeans. These facilities serve the Pacific market, as well as domestic grain customers in the western United States. We also own two 110-car shuttle-receiving elevator facilities in Friona, Texas and Collins, Mississippi that serve large-scale feeder cattle, dairy and poultry producers in those regions.

In 2003, we opened an office in Sao Paulo, Brazil for the procurement of soybeans for our grain marketing operations international customers. During the year ended August 31, 2007, we invested $22.2 million in Multigrain AG (Multigrain) for a 37.5% equity position in a Brazil-based grain handling and merchandising company, Multigrain S.A., an agricultural commodities business headquartered in Sao Paulo, Brazil. The venture, which includes grain storage and export facilities, builds on our South American soybean origination and helps meet customer needs year-round. During the year ended August 31, 2008, we increased our equity position through a purchase from an existing equity holder for $10.0 million, and also invested an additional $30.3 million, which was used by Multigrain to invest in a joint venture that acquired production farmland and related operations including production of soybeans, corn, cotton and sugarcane, as well as cotton processing, at four locations. During fiscal 2009, we invested $76.3 million for Multigrain’s increased capital needs resulting from expansion of their operations. Our ownership interest in Multigrain is approximately 40%.

We have opened additional international offices between July 2007 and August 2009, including Geneva, Switzerland; Kiev, Ukraine and Vostok, Russia, for sourcing and marketing grains and oilseeds through the Black Sea and Mediterranean Basin regions to customers worldwide. We have announced our commitment to invest approximately $30 million in a construction project in the port of Odessa, Ukraine, with the resulting port facility to have a grain storage capacity of 120,000 metric tons and the ability to load Panamax vessels at a pace of 20,000 metric tons per day. Offices in Hong Kong and Shanghai, China serve Pacific Rim customers receiving grains and oilseeds from our origination points in North and South America. The most recent grain merchandising office opened during fiscal 2009 is located in Barcelona, Spain, and subsequent to our fiscal year ended August 31, 2009, we opened another office in Buenos Aires, Argentina.

Our grain marketing operations may have significant working capital needs, at any time, depending on commodity prices and other factors. The amount of borrowings for this purpose, and the interest rate charged on those borrowings, directly affects the profitability of our grain marketing operations.

Products and Services

Our grain marketing operations purchased approximately 1.8 billion bushels of grain during the year ended August 31, 2009, which primarily included corn, soybeans, wheat and distillers dried grains (DDGs). Of the total grains purchased by our grain marketing operations, 698 million bushels were from our individual and cooperative association members, 280 million bushels were from our country operations business and the remainder were from third parties.

Sales and Marketing; Customers

Purchasers of our grain and oilseed include domestic and foreign millers, maltsters, feeders, crushers and other processors. To a much lesser extent purchasers include intermediaries and distributors. Our grain marketing operations are not dependent on any one customer, and its supply relationships call for delivery of grain at prevailing market prices.

Industry; Competition

Regulation.  Our grain marketing operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the EPA, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to environment, air and water; reporting storage of hazardous wastes; and the transportation, handling and disposition of wastes. Our grain marketing operations are also subject to laws and related regulations and rules administered by the United States Department of Agriculture, the United States Food and Drug Administration, and other federal, state, local and foreign governmental agencies that govern the processing, packaging, storage, distribution, advertising, labeling, quality and safety of food and grain products. Failure to comply with these laws, regulations and rules could subject us to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on our capital expenditures, earnings or competitive position.

Competition.  Our grain marketing operations compete for both the purchase and the sale of grain. Competition is intense and margins are low. Some competitors are integrated food producers, which may also be customers. A few major competitors have substantially greater financial resources than we have. In the purchase of grain from producers, location of a delivery facility is a prime consideration, but producers are increasingly willing to transport grain longer distances for sale. Price is affected by the capabilities of the facility; for example, if it is cheaper to deliver to a customer by unit train than by truck, a facility with unit train capabilities provides a price advantage. We believe that our relationships with individual members serviced by our local country operations locations and with our cooperative members give us a broad origination capability.

Our grain marketing operations compete for grain sales based on price, services and ability to provide the desired quantity and quality of grains. Location of facilities is a major factor in the ability to compete. Our grain marketing operations compete with numerous grain merchandisers, including major grain merchandising companies such as ADM, Cargill, Bunge and Louis Dreyfus, each of which handle significant grain volumes.

The results of our grain marketing operations may be adversely affected by relative levels of supply and demand, both domestic and international, commodity price levels (including grain prices reported on national markets) and transportation costs and conditions. Supply is affected by weather conditions, disease, insect damage, acreage planted and government regulations and policies. Demand may be affected by foreign governments and their programs, relationships of foreign countries with the United States, the affluence of foreign countries, acts of war, currency exchange fluctuations and substitution of commodities. Demand may also be affected by changes in eating habits, population growth, the level of per capita consumption of some products and the level of renewable fuels production.

Summary Operating Results

Summary operating results and identifiable assets for our Ag Business segment for the three months ended November 30, 2009 and 2008 and the fiscal years ended August 31, 2009, 2008 and 2007 are shown below:

	Three Months Ended
	November 30,		Years Ended August 31,
	2009	2008	2009	2008	2007
	(Unaudited)	(Unaudited)
	(Dollars in thousands)

Revenues	$3,742,631	$4,953,722	$17,196,448	$19,696,907	$8,575,389
Cost of goods sold	3,613,941	4,889,570	16,937,877	19,088,079	8,388,476

Gross profit	128,690	64,152	258,571	608,828	186,913
Marketing, general and administrative	38,191	39,563	158,395	160,364	97,299

Operating earnings	90,499	24,589	100,176	448,464	89,614
Gain on investments			(2,285)	(100,830)	(5,348)
Interest, net	8,134	13,726	46,995	63,665	28,550
Equity income from investments	(9,315)	(8,890)	(18,222)	(83,053)	(51,830)

Income before income taxes	$91,680	$19,753	$73,688	$568,682	$118,242

Intersegment revenues	$(4,316)	$(11,781)	$(39,919)	$(36,972)	$(18,372)

Total identifiable assets (at end of period)	$3,425,802	$4,035,230	$2,987,394	$4,172,950	$2,846,950

PROCESSING

Overview

Our Processing segment converts raw agricultural commodities into ingredients for finished food products or into finished consumer food products. We have focused on areas that allow us to utilize the products supplied by our member producers. These areas currently include oilseed processing and our joint ventures in wheat milling and foods.

Regulation.  Our Processing segment’s operations are subject to laws and related regulations and rules designed to protect the environment that are administered by the EPA, the Department of Transportation and similar government agencies. These laws, regulations and rules govern the discharge of materials to environment, air and water; reporting storage of hazardous wastes; and the transportation, handling and disposition of wastes. Our Processing segment’s operations are also subject to laws and related regulations and rules administered by the United States Department of Agriculture, the United States Food and Drug Administration, and other federal, state, local and foreign governmental agencies that govern the processing, packaging, storage, distribution, advertising, labeling, quality and safety of food and grain products. Failure to comply with these laws, regulations and rules could subject us, or our foods partners to administrative penalties, injunctive relief, civil remedies and possible recalls of products. We believe that we are in compliance with these laws, regulations and rules in all material respects and do not expect continued compliance to have a material effect on our capital expenditures, earnings or competitive position.

Oilseed Processing

Our oilseed processing operations convert soybeans into soybean meal, soyflour, crude soybean oil, refined soybean oil and associated byproducts. These operations are conducted at a facility in Mankato, Minnesota that can crush approximately 40 million bushels of soybeans on an annual basis, producing approximately 960,000 short tons of soybean meal and 460 million pounds of crude soybean oil. The same facility is able to process approximately 1 billion pounds of refined soybean oil annually. Another crushing facility in Fairmont, Minnesota has a crushing capacity of over 45 million bushels of soybeans on an annual basis.

Our oilseed processing operations produce three primary products: refined oils, soybean meal and soyflour. Refined oils are used in processed foods, such as margarine, shortening, salad dressings and baked goods, as well as methyl ester/biodiesel production, and to a lesser extent, for certain industrial uses such as plastics, inks and paints. Soybean meal has high protein content and is used for feeding livestock. Soyflour is used in the baking industry, as a milk replacement in animal feed and in industrial applications. We produce approximately 60,000 tons of soyflour annually, and approximately 20% is further processed at our manufacturing facility in Hutchinson, Kansas, which was a business acquisition in April 2008. This facility manufactures unflavored and flavored textured soy proteins used in human and pet food products, and accounted for approximately 2% of our oilseed processing annual sales in fiscal 2009.

Our soy processing facilities are located in areas with a strong production base of soybeans and end-user market for the meal and soyflour. We purchase virtually all of our soybeans from members. Our oilseed crushing operations currently produce approximately 95% of the crude soybean oil that we refine and purchase the balance from outside suppliers.

Our customers for refined oil are principally large food product companies located throughout the United States. However, over 50% of our customers are located in the midwest due to relatively lower freight costs and slightly higher profitability potential. Our largest customer for refined oil products is Ventura Foods, LLC (Ventura Foods), in which we hold a 50% ownership interest and with which we have a long-term supply agreement to supply minimum quantities of edible soybean oils as long as we maintain a minimum 25.5% ownership interest and our price is competitive with other suppliers of the product. Our sales to Ventura Foods accounted for 22% of our soybean oil sold during fiscal 2009. We also sell soymeal to about 350 customers, primarily feed lots and feed mills in southern Minnesota. In fiscal 2009, Commodity Specialists Company accounted for 18% of our soymeal sold. We sell soyflour to customers in the baking industry both domestically and for export.

The refined soybean products industry is highly competitive. Major industry competitors include ADM, Cargill, Ag Processing Inc. and Bunge. These and other competitors have acquired other processors, expanded existing plants or constructed new plants, both domestically and internationally. Price, transportation costs, services and product quality drive competition. We estimate that we have a market share of approximately 4% to 5% of the domestic refined soybean oil and also the domestic soybean crushing capacity.

Soybeans are a commodity and their price can fluctuate significantly depending on production levels, demand for the products and other supply factors.

Wheat Milling

In January 2002, we formed a joint venture with Cargill named Horizon Milling, LLC (Horizon Milling), in which we hold an ownership interest of 24%, with Cargill owning the remaining 76%. Horizon Milling is the largest U.S. wheat miller based on output volume. We own five mills that we lease to Horizon Milling. Sales and purchases of wheat and durum by us to Horizon Milling during fiscal 2009 were $395.8 million and $2.7 million, respectively. Horizon Milling’s advance payments on grain to us were $15.1 million on August 31, 2009 and are included in customer advance payments on our Consolidated Balance Sheet. We account for Horizon Milling using the equity method of accounting and on November 30, 2009, our investment was $51.3 million. On November 30, 2009, our net book value of assets leased to Horizon Milling was $63.4 million.

During the year ended August 31, 2007, we invested $15.6 million in Horizon Milling G.P. (24% CHS ownership with Cargill owning the remaining 76%), a joint venture that acquired the Canadian grain-based foodservice and industrial businesses of Smucker Foods of Canada, which includes three flour milling operations and two dry baking mixing facilities in Canada. During the year ended August 31, 2008, we invested an additional $1.9 million in Horizon Milling G.P. We account for the investment using the equity method of accounting and on November 30, 2009, our investment was $18.4 million.

Foods

Our primary focus in the foods area is Ventura Foods, LLC (Ventura Foods) which produces and distributes vegetable oil-based products such as margarine, salad dressing and other food products. Ventura Foods was created in 1996 and is owned 50% by us and 50% by Wilsey Foods, Inc., a majority owned subsidiary of Mitsui. We account for our Ventura Foods investment under the equity method of accounting and on November 30, 2009, our investment was $251.7 million.

Ventura Foods manufactures, packages, distributes and markets bulk margarine, salad dressings, mayonnaise, salad oils, syrups, soup bases and sauces, many of which utilize soybean oil as a primary ingredient. Approximately 40% of Ventura Foods’ volume, based on sales, comes from products for which Ventura Foods owns the brand, while the remainder comes from products that it produces for third parties. A variety of Ventura Foods’ product formulations and processes are proprietary to it or its customers. Ventura Foods is the largest manufacturer of margarine for the foodservice sector in the U.S. and is a major producer of many other products.

Ventura Foods currently has 11 manufacturing and distribution locations across the United States. Ventura Foods sources its raw materials, which consist primarily of soybean oil, canola oil, cottonseed oil, peanut oil and other ingredients and supplies, from various national suppliers, including our oilseed processing operations. It sells the products it manufactures to third parties as a contract manufacturer, as well as directly to retailers, food distribution companies and large institutional food service companies. Ventura Foods sales are approximately 60% in foodservice and the remainder is split between retail and industrial customers who use edible oil products as ingredients in foods they manufacture for resale. During Ventura Foods’ 2009 fiscal year, Sysco accounted for 23% of its net sales.

Ventura Foods competes with a variety of large companies in the food manufacturing industry. Major competitors include ADM, Cargill, Bunge, Unilever, ConAgra, ACH Food Companies, Smuckers, Kraft, CF Sauer, Ken’s, Marzetti and Nestle.

Renewable Fuels

In fiscal 2006, we purchased $70.0 million of common stock in US BioEnergy, an ethanol production company, representing an approximate 24% ownership interest on August 31, 2006. During the year ended August 31, 2007, we made additional investments of $45.4 million. In December 2006, US BioEnergy completed an IPO, and the effect of the issuance of additional shares of its stock was to dilute our ownership interest from approximately 25% to 21%. In addition, on August 29, 2007, US BioEnergy completed an acquisition with total aggregate net consideration comprised of the issuance of US BioEnergy common stock and cash. Due to US BioEnergy’s increase in equity, primarily from these two transactions, we recognized a non-cash net gain of $15.3 million on our investment during the year ended August 31, 2007, to reflect our proportionate share of the increase in the underlying equity of US BioEnergy. During the first quarter of fiscal 2008, we purchased additional shares of US BioEnergy common stock for $6.5 million. Through March 31, 2008, we were recognizing our share of the earnings of US BioEnergy, using the equity method of accounting. Effective April 1, 2008, US BioEnergy and VeraSun Energy Corporation (VeraSun) completed a merger, and our ownership interest in the combined entity was reduced to approximately 8%, compared to an approximate 20% interest in US BioEnergy prior to the merger. As part of the merger transaction, our shares held in US BioEnergy were converted to shares held in the surviving company, VeraSun, at 0.810 per share. As a result of our change in ownership interest, we no longer had significant influence, and therefore, no longer accounted for VeraSun using the equity method. Due to the continued decline of the ethanol industry and other considerations, we determined that an impairment of our VeraSun investment was necessary during fiscal 2008, and as a result, based on VeraSun’s market value of $5.76 per share on August 29, 2008, an impairment charge of $71.7 million was recorded in loss (gain) on investments. Subsequent to August 31, 2008, the market value of VeraSun’s stock price continued to decline, and on October 31, 2008, VeraSun filed for relief under Chapter 11 of the U.S. Bankruptcy Code. Consequently, we determined an additional impairment was necessary based on VeraSun’s market value of $0.28 per share on November 3, 2008, and recorded an impairment charge of $70.7 million during our first quarter of fiscal 2009. Due to the outcome of the VeraSun bankruptcy, during the third quarter of fiscal 2009, we wrote off the remaining investment of $3.6 million. The impairments did not affect our cash flows and did not have a bearing upon our compliance with any covenants under our credit facilities.

Summary Operating Results

Summary operating results and identifiable assets for our Processing segment for the three months ended November 30, 2009 and 2008 and the fiscal years ended August 31, 2009, 2008 and 2007 are shown below:

	Three Months Ended
	November 30,		Years Ended August 31,
	2009	2008	2009	2008	2007
	(Unaudited)	(Unaudited)
	(Dollars in thousands)

Revenues	$264,099	$310,890	$1,142,636	$1,299,209	$754,743
Cost of goods sold	244,084	292,582	1,099,177	1,240,944	726,510

Gross profit	20,015	18,308	43,459	58,265	28,233
Marketing, general and administrative	5,549	6,749	25,724	26,089	23,545

Operating earnings	14,466	11,559	17,735	32,176	4,688
Loss (gain) on investments		70,724	74,338	72,602	(15,268)
Interest, net	5,057	3,757	21,841	21,995	14,783
Equity income from investments	(21,369)	(10,230)	(82,525)	(56,615)	(48,446)

Income (loss) before income taxes	$30,778	$(52,692)	$4,081	$(5,806)	$53,619

Intersegment revenues	$(982)	$(559)	$(2,759)	$(338)	$(370)

Total identifiable assets (at end of period)	$677,455	$617,678	$685,865	$748,989	$681,118

CORPORATE AND OTHER

Business Solutions

Financial Services.  We have provided open account financing to approximately 100 of our members that are cooperatives (cooperative association members) in the past year. These arrangements involve the discretionary extension of credit in the form of a clearing account for settlement of grain purchases and as a cash management tool.

Cofina Financial, LLC.  Cofina Financial, LLC (Cofina Financial), a finance company formed in fiscal 2005, makes seasonal and term loans to member cooperatives and individuals. Through August 31, 2008, we accounted for our 49% ownership interest in Cofina Financial using the equity method of accounting. On September 1, 2008, Cofina Financial became a wholly-owned subsidiary when we purchased the remaining 51% ownership interest for $53.3 million, which included cash of $48.5 million and the assumption of certain liabilities of $4.8 million.

Country Hedging, Inc.  Our wholly-owned subsidiary, Country Hedging, Inc., is a registered futures commission merchant and a clearing member of both the Minneapolis Grain Exchange and the Kansas City Board of Trade, and is also a full-service commodity futures and options broker.

Ag States Group.  Our wholly-owned subsidiary, Ag States Agency, LLC, is an independent insurance agency. It sells insurance, including group benefits, property and casualty and bonding programs. Its approximately 2,000 customers are primarily agricultural businesses, including local cooperatives and independent elevators, petroleum outlets, agronomy, feed and seed plants, implement dealers, fruit and vegetable packers/warehouses and food processors. Impact Risk Solutions, LLC, a wholly-owned subsidiary of Ag States Agency, LLC, conducts the insurance brokerage business of Ag States Group.

PRICE RISK AND HEDGING

When we enter into a commodity purchase or sales commitment, we incur risks related to price change and performance (including delivery, quality, quantity and shipment period). We are exposed to risk of loss in the market value of positions held, consisting of inventory and purchase contracts at a fixed or partially fixed price in the event market prices decrease. We are also exposed to risk of loss on our fixed price or partially fixed price sales contracts in the event market prices increase.

Our hedging activities reduce the effects of price volatility, thereby protecting against adverse short-term price movements, but also limit the benefits of short-term price movements. To reduce the price change risks associated with holding fixed price commitments, we generally take opposite and offsetting positions by entering into commodity futures contracts or options, to the extent practical, in order to arrive at a net commodity position within the formal position limits we have established and deemed prudent for each commodity. These contracts are purchased and sold on regulated commodity futures exchanges for grain, and regulated mercantile exchanges for refined products and crude oil. We also use over-the-counter (OTC) instruments to hedge our exposure on flat price fluctuations. The price risk we encounter for crude oil and most of the grain and oilseed volume we handle can be hedged. Price risk associated with fertilizer and certain grains cannot be hedged because there are no futures for these commodities and, as a result, risk is managed through the use of forward sales contracts and other pricing arrangements and, to some extent, cross-commodity futures hedging. These contracts are economic hedges of price risk, but are not designated or accounted for as hedging instruments for accounting purposes in any of our operations. They are recorded on our Consolidated Balance Sheets at fair values based on quotes listed on regulated commodity exchanges or are based on the market prices of the underlying products listed on the exchanges, with the exception of fertilizer and propane contracts, which are accounted for as normal purchase and normal sales transactions. Unrealized gains and losses on these contracts are recognized in cost of goods sold in our Consolidated Statements of Operations using market-based prices.

When a futures contract is entered into, an initial margin deposit must be sent to the applicable exchange or broker. The amount of the deposit is set by the exchange and varies by commodity. If the market price of a short futures contract increases, then an additional maintenance margin deposit would be required. Similarly, if the price of a long futures contract decreases, a maintenance margin deposit would be required and sent to the applicable exchange. Subsequent price changes could require additional maintenance margins or could result in the return of maintenance margins.

Our policy is to primarily maintain hedged positions in grain and oilseed. Our profitability from operations is primarily derived from margins on products sold and grain merchandised, not from hedging transactions. At any one time, inventory and purchase contracts for delivery to us may be substantial. We have risk management policies and procedures that include net position limits. These limits are defined for each commodity and include both trader and management limits. The policy and computerized procedures in our grain marketing operations require a review by operations management when any trader is outside of position limits and also a review by our senior management if operating areas are outside of position limits. A similar process is used in our energy and wholesale crop nutrients operations. The position limits are reviewed, at least annually, with our management and Board of Directors. We monitor current market conditions and may expand or reduce our net position limits or procedures in response to changes in those conditions. In addition, all purchase and sales contracts are subject to credit approvals and appropriate terms and conditions.

Hedging arrangements do not protect against nonperformance by counterparties to contracts. We primarily use exchange traded instruments, which minimize our counterparty exposure. We evaluate that exposure by reviewing contracts and adjusting the values to reflect potential nonperformance. Risk of nonperformance by counterparties includes the inability to perform because of a counterparty’s financial condition and also the risk that the counterparty will refuse to perform on a contract during periods of price fluctuations where contract prices are significantly different than the current market prices. We manage our risks by entering into fixed price purchase and sales contracts with preapproved producers and by establishing appropriate limits for individual suppliers. Fixed price contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. Historically, we have not experienced significant events of nonperformance on open contracts. Accordingly, we only adjust the estimated fair values of specifically identified contracts for nonperformance. Although we have established policies and procedures, we make no assurances that historical nonperformance experience will carry forward to future periods.

EMPLOYEES

At August 31, 2009, we had 8,802 full, part-time, temporary and seasonal employees, which included approximately 650 employees of NCRA. Of that total, 2,856 were employed in our Energy segment, 4,367 in our country operations business (including approximately 1,182 seasonal and temporary employees), 190 in our crop nutrients operations, 620 in our grain marketing operations, 323 in our Processing segment and 446 in Corporate and Other. In addition to those employed directly by us, many employees work for joint ventures in which we have a 50% or less ownership interest, and are not included in these totals. A portion of all of our segments and Corporate and Other are employed in this manner.

Employees in certain areas are represented by collective bargaining agreements. Refinery and pipeline workers in Laurel, Montana are represented by agreements with two separate unions. The United Steel Worker (USW) Union Local 11-443 represents 200 refinery employees for which agreements are in place through February 1, 2012 and the Oil Basin Pipeliners Union (OBP) represents 18 pipeline employees for which agreements are in place through September 1, 2011. The contracts covering the NCRA McPherson, Kansas refinery include 306 employees represented by the United Steel Workers of America (USWA) that are in place through June 2012. There are approximately 168 employees in transportation and lubricant plant operations that are covered by other collective bargaining agreements that expire at various times. The collective bargaining agreement covering 32 lubricant plant employees expired on October 31, 2009 and was extended through November 30, 2009. A new contract was ratified on December 4, 2009, effective November 1, 2009, and expires October 31, 2013. Certain production workers in our oilseed processing operations are subject to collective bargaining agreements with the Bakery, Confectionary, Tobacco Worker and Grain Millers (BTWGM) (120 employees) and the Pipefitters’ Union (2 employees), for which a new collective bargaining agreement covering such workers was entered into on November 19, 2009, and expires June 30, 2012. The BTWGM also represents 43 employees at our Superior, Wisconsin grain export terminal with a contract expiring in 2010. The USWA represents 80 employees at our Myrtle Grove, Louisiana grain export terminal with a contract expiring in 2010, the Teamsters represent 7 employees at our Winona, Minnesota river terminal with a contract expiring in 2011, the Chauffeurs, Teamsters, Warehousemen and Helpers unions represent 4 employees at our Indianapolis, Indiana crop nutrients facility with a contract expiring in December 2012 and the International Longshoremen’s and Warehousemen’s Union (ILWU) represents 32 employees at our Kalama, Washington export terminal with a contract in place through September 2014. Finally, certain employees in our country operations business are represented by collective bargaining agreements with two unions: the BTWGM represents 19 employees in two locations, with contracts expiring in December 2011 and June 2010, and the United Food and Commercial Workers represents 7 employees with a contract expiring in July 2011.

LEGAL PROCEEDINGS

We are involved as a defendant in various lawsuits, claims and disputes, which are in the normal course of our business. The resolution of any such matters may affect consolidated net income for any fiscal period; however, our management believes any resulting liabilities, individually or in the aggregate, will not have a material effect on our consolidated financial position, results of operations or cash flows during any fiscal year.

In October 2003, we and NCRA reached agreements with the EPA and the State of Montana’s Department of Environmental Quality and the State of Kansas Department of Health and Environment, regarding the terms of settlements with respect to reducing air emissions at our Laurel, Montana and NCRA’s

McPherson, Kansas refineries. These settlements are part of a series of similar settlements that the EPA has negotiated with major refiners under the EPA’s Petroleum Refinery Initiative. The settlements take the form of consent decrees filed with the U.S. District Court for the District of Montana (Billings Division) and the U.S. District Court for the District of Kansas. Each consent decree details potential capital improvements, supplemental environmental projects and operational changes that we and NCRA have agreed to implement at the relevant refinery over several years. The consent decrees also required us, and NCRA, to pay approximately $0.5 million in aggregate civil cash penalties. As of November 30, 2009, the aggregate capital expenditures for us and NCRA related to these settlements was approximately $37 million, and we anticipate spending an additional $3 million before December 2011. We do not believe that the settlements will have a material adverse affect on us or NCRA.

PROPERTIES

We own or lease energy, agronomy, grain handling and processing facilities throughout the United States. Below is a summary of these locations.

Energy

Facilities in our Energy segment include the following, all of which are owned except where indicated as leased:

Refinery	Laurel, Montana
Propane terminals	Glenwood, Minnesota (operational) and Black Creek, Wisconsin (leased to another entity)
Transportation terminals/repair facilities	12 locations in Iowa, Kansas, Minnesota, Montana, North Dakota, South Dakota, Texas, Washington and Wisconsin, 3 of which are leased
Petroleum and asphalt terminals/storage facilities	11 locations in Montana, North Dakota and Wisconsin
Pump stations	11 locations in Montana and North Dakota
Pipelines:
Cenex Pipeline, LLC	Laurel, Montana to Fargo, North Dakota
Front Range Pipeline, LLC	Canadian border to Laurel, Montana and on to Billings, Montana
Convenience stores/gas stations	66 locations in Idaho, Minnesota, Montana, North Dakota, South Dakota, Washington and Wyoming, 20 of which are leased. We own an additional 7 locations for which we do not operate, but are on capital leases to others
Lubricant plants/warehouses	3 locations in Minnesota, Ohio and Texas, 1 of which is leased

We have a 74.5% interest in NCRA, which owns and operates the following facilities:

Refinery	McPherson, Kansas
Petroleum terminals/storage	2 locations in Iowa and Kansas
Pipeline	McPherson, Kansas to Council Bluffs, Iowa
Jayhawk Pipeline, LLC	Throughout Kansas, with branches in Nebraska, Oklahoma and Texas
Jayhawk stations	26 locations located in Kansas, Nebraska and Oklahoma
Osage Pipeline (50% owned by NCRA)	Oklahoma to Kansas
Kaw Pipeline (67% owned by NCRA)	Throughout Kansas

Ag Business

Within our Ag Business segment, we own or lease the following facilities:

Crop Nutrients

We use ports and terminals in our crop nutrients operations at the following locations:

Briggs, Indiana (terminal, owned)
Crescent City, Illinois (terminal, owned)
Crestline, Ohio (terminal, owned)
Fostoria, Ohio (terminal, owned)
Galveston, Texas (deep water port, land leased from port authority)
Grand Forks, North Dakota (terminal, owned)
Green Bay, Wisconsin (terminal, owned)
Indianapolis, Indiana (terminal, leased)
Little Rock, Arkansas (river terminal, leased)
Memphis, Tennessee (river terminal, owned)
Muscatine, Iowa (river terminal, owned)
Post Falls, Idaho (terminal, owned)
St. Paul, Minnesota (river terminal, owned)
Watertown, South Dakota (terminal, owned)
Winona, Minnesota (2 river terminals, owned)

Country Operations

In our country operations business, we own 369 agri-operations locations (of which some of the facilities are on leased land), 10 feed manufacturing facilities and 3 sunflower plants located in Colorado, Idaho, Iowa, Kansas, Minnesota, Montana, Nebraska, North Dakota, Oklahoma, Oregon, South Dakota and Washington.

Grain Marketing

We use grain terminals in our grain marketing operations at the following locations:

Collins, Mississippi (owned)
Davenport, Iowa (2 owned)
Friona, Texas (owned)
Kalama, Washington (leased)
Myrtle Grove, Louisiana (owned)
Savage, Minnesota (owned)
Spokane, Washington (owned)
Superior, Wisconsin (owned)
Winona, Minnesota (1 owned, 1 leased)

In addition to office space at our corporate headquarters, we have grain marketing offices at the following leased locations:

Barcelona, Spain
Buenos Aires, Argentina
Davenport, Iowa
Geneva, Switzerland
Hong Kong
Kansas City, Missouri
Kiev, Ukraine
Lincoln, Nebraska

Sao Paulo, Brazil
Shanghai, China
Vostok, Russia
Winona, Minnesota

Processing

Within our Processing segment, we own and lease the following facilities:

Oilseed Processing

We own a campus in Mankato, Minnesota, comprised of a soybean crushing plant, an oilseed refinery, a soyflour plant, a quality control laboratory and an administration office. We also own a crushing plant in Fairmont, Minnesota. In addition, we own a textured soy protein manufacturing plant in Hutchinson, Kansas.

Wheat Milling

We own five milling facilities at the following locations, all of which are leased to Horizon Milling:

Fairmount, North Dakota
Houston, Texas
Kenosha, Wisconsin
Mount Pocono, Pennsylvania
Rush City, Minnesota

Corporate and Other

Business Solutions

In addition to office space at our corporate headquarters, we have offices at the following leased locations:

Houston, Texas (Ag States Group)
Indianapolis, Indiana (Ag States Group and Country Hedging, Inc.)
Kansas City, Missouri (Country Hedging, Inc.)
Kewanee, Illinois (Ag States Group)

Corporate Headquarters

We are headquartered in Inver Grove Heights, Minnesota. We own a 33-acre campus consisting of one main building with approximately 320,000 square feet of office space and two smaller buildings with approximately 13,400 and 9,000 square feet of space.

Our internet address is www.chsinc.com.

MEMBERSHIP IN CHS AND AUTHORIZED CAPITAL

Introduction

We are an agricultural membership cooperative organized under Minnesota cooperative law to do business with member and non-member patrons. Our patrons, not us, are subject to income taxes on income from patronage sources, which is distributed to them. We are subject to income taxes on undistributed patronage income and non-patronage-sourced income. See “Tax Treatment” below.

Distribution of Net Income; Patronage Dividends

We are required by our organizational documents annually to distribute net earnings derived from patronage business with members, after payment of dividends on equity capital, to members on the basis of patronage, except that the Board of Directors may elect to retain and add to our unallocated capital reserve an amount not to exceed 10% of the distributable net income from patronage business. We may also distribute net income derived from patronage business with a non-member if we have agreed to conduct business with the non-member on a patronage basis. Net income from non-patronage business may be distributed to members or added to the unallocated capital reserve, in whatever proportions the Board of Directors deems appropriate.

These distributions, referred to as “patronage dividends,” may be made in cash, patrons’ equities, revolving fund certificates, our securities, securities of others or any combination designated by the Board of Directors. From fiscal 1998 and through fiscal 2005, the Board of Directors approved the distribution of patronage dividends in the form of 30% cash and 70% patrons’ equities (see “Patrons’ Equities” below). For fiscal 2006 through 2009, the Board of Directors approved the distribution of patronage dividends in the form of 35% cash and 65% patrons’ equities. The Board of Directors may change the mix in the form of the patronage dividends in the future. In making distributions, the Board of Directors may use any method of allocation that, in its judgment, is reasonable and equitable.

Patronage dividends distributed during the years ended August 31, 2009, 2008 and 2007, were $648.9 million ($227.6 million in cash), $557.2 million ($195.0 million in cash) and $379.9 million ($133.1 million in cash), respectively.

By action of the Board of Directors, patronage losses incurred in fiscal 2009 from our wholesale crop nutrients business, totaling $60.2 million, were offset against capital equity certificates issued as the result of fiscal 2008 wholesale crop nutrients operating earnings and the gain on the sale of our CF Industries stock.

Patrons’ Equities

Patrons’ equities are in the form of book entries and represent a right to receive cash or other property when we redeem them. Patrons’ equities form part of our capital, do not bear interest, and are not subject to redemption upon request of a member. Patrons’ equities are redeemable only at the discretion of the Board of Directors and in accordance with the terms of the redemption policy adopted by the Board of Directors, which may be modified at any time without member consent. Redemptions of capital equity certificates approved by the Board of Directors are divided into two pools, one for non-individuals (primarily member cooperatives) who may participate in an annual pro-rata program for equities held by them and another for individuals who are eligible for equity redemptions at age 70 or upon death. The amount that each non-individual receives under the pro-rata program in any year will be determined by multiplying the dollars available for pro-rata redemptions, if any that year, as determined by the Board of Directors, by a fraction, the numerator of which is the face value of patronage certificates eligible for redemption held by them, and the denominator of which is the sum of the patronage certificates eligible for redemption held by all eligible holders of patronage certificates that are not individuals. In addition to the annual pro-rata program, the Board of Directors approved additional equity redemptions to non-individuals in prior years targeting older capital equity certificates which were redeemed in cash in fiscal 2008 and 2007. In accordance with authorization from the Board of Directors, we expect total redemptions related to the year ended August 31, 2009, that will be distributed in fiscal 2010, to be approximately $50.1 million, of which $2.3 million was redeemed in cash during the three months ended November 30, 2009, compared to $2.2 million during the three months ended November 30, 2008. Included in our redemptions during the second quarter of fiscal 2010 is the planned redemption of $37.0 million by issuing shares of our 8% Cumulative Preferred Stock pursuant to this prospectus.

Cash redemptions of patrons and other equities during the years ended August 31, 2009, 2008 and 2007 were $49.7 million, $81.8 million and $70.8 million, respectively. An additional $49.9 million, $46.4 million and $35.9 million of equities were redeemed by issuance of shares of our 8% Cumulative Redeemable Preferred Stock during the years ended August 31, 2009, 2008 and 2007, respectively.

Governance

We are managed by a Board of Directors of not less than 17 persons elected by the members at our annual meeting. Terms of directors are staggered so that no more than six directors are elected in any year.

The Board of Directors is currently composed of 17 directors. Our articles of incorporation and bylaws may be amended only upon approval of a majority of the votes cast at an annual or special meeting of our members, except for the higher vote described under “Certain Antitakeover Measures” below.

Membership

Membership in CHS is restricted to certain producers of agricultural products and to associations of producers of agricultural products that are organized and operating so as to adhere to the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended. The Board of Directors may establish other qualifications for membership, as it may from time to time deem advisable.

As a membership cooperative, we do not have common stock. We may issue equity or debt instruments, on a patronage basis or otherwise, to our members. We have two classes of outstanding membership. Individual members are individuals actually engaged in the production of agricultural products. Cooperative associations are associations of agricultural producers and may be either cooperatives or other associations organized and operated under the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended.

Voting Rights

Voting rights arise by virtue of membership in CHS, not because of ownership of any equity or debt instruments. Members that are cooperative associations are entitled to vote based upon a formula that takes into account the equity held by the cooperative in CHS and the average amount of business done with us over the previous three years.

Members who are individuals are entitled to one vote each. Individual members may exercise their voting power directly or through patrons’ associations affiliated with a grain elevator, feed mill, seed plant or any other of our facilities (with certain historical exceptions) recognized by the Board of Directors. The number of votes of patrons’ associations is determined under the same formula as cooperative association members.

Most matters submitted to a vote of the members require the approval of a majority of the votes cast at a meeting of the members, although certain actions require a greater vote. See “Certain Antitakeover Measures” below.

Debt and Equity Instruments

We may issue debt and equity instruments to our current members and patrons, on a patronage basis or otherwise, and to persons who are neither members nor patrons. Capital Equity Certificates issued by us are subject to a first lien in favor of us for all indebtedness of the holder to us. On November 30, 2009, our outstanding capital includes patrons’ equities (consisting of Capital Equity Certificates and Non-patronage Equity Certificates), 8% Cumulative Redeemable Preferred Stock and certain capital reserves.

Distribution of Assets upon Dissolution; Merger and Consolidation

In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, all of our debts and liabilities would be paid first according to their respective priorities. After such payment, the holders of each share of our preferred stock would then be entitled to receive out of available assets, up to $25.00 per share, plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date of distribution. This distribution to the holders of our preferred stock would be made before any payment is made or assets distributed to the holders of any security that ranks junior to the preferred stock but after the payment of the liquidation preference of any of our securities that rank senior to the preferred stock. After such distribution to the holders of equity capital, any excess would be paid to patrons on the basis of their past patronage with us. Our bylaws provide for the allocation among our members and nonmember patrons of the consideration received in any merger or consolidation to which we are a party.

Certain Antitakeover Measures

Our governing documents may be amended upon the approval of a majority of the votes cast at an annual or special meeting. However, if the Board of Directors, in its sole discretion, declares that a proposed amendment to our governing documents involves or is related to a “hostile takeover,” the amendment must be adopted by 80% of the total voting power of our members.

The approval of not less than two-thirds of the votes cast at a meeting is required to approve a “change of control” transaction which would include a merger, consolidation, liquidation, dissolution or sale of all or substantially all of our assets. If the Board of Directors determines that a proposed change of control transaction involves a hostile takeover, the 80% approval requirement applies. The term “hostile takeover” is not further defined in the Minnesota cooperative law or our governing documents.

Tax Treatment

Subchapter T of the Internal Revenue Code sets forth rules for the tax treatment of cooperatives and applies to both cooperatives exempt from taxation under Section 521 of the Internal Revenue Code and to nonexempt corporations operating on a cooperative basis. We are a nonexempt cooperative.

As a cooperative, we are not taxed on qualified patronage (minimum cash requirement of 20%) allocated to our members either in the form of equities or cash. Consequently, those amounts are taxed only at the patron level. However, the amounts of any allocated but undistributed patronage earnings (called non-qualified written notices of allocation) are taxable to us when allocated. Upon redemption of any non-qualified written notices of allocation, the amount is deductible to us and taxable to the member.

Income derived by us from non-patronage sources is not entitled to the “single tax” benefit of Subchapter T and is taxed to us at corporate income tax rates.

NCRA is not consolidated for tax purposes.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial information below has been derived from our consolidated financial statements for the periods indicated below. The selected consolidated financial data for the three months ended November 30, 2009 and 2008 and the years ended August 31, 2009, 2008 and 2007, should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this filing. In May 2005, we sold the majority of our Mexican foods business and have recorded the Mexican foods business as discontinued operations. In the opinion of our management, the unaudited historical financial data were prepared on the same basis as the audited historical financial data and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of this information. Results of operations for the three-month periods are not necessarily indicative of results of operations that may be expected for the full fiscal year.

Summary Consolidated Financial Data

	Three Months Ended
	November 30,				Years Ended August 31,
	2009		2008(1)		2009(1)		2008(1)		2007(1)		2006(1)		2005(1)
	(Unaudited)		(Unaudited)
	(Dollars in thousands)

Income Statement Data:
Revenues	$6,195,241		$7,733,919		$25,729,916		$32,167,461		$17,215,992		$14,383,835		$11,926,962
Cost of goods sold	5,992,580		7,413,412		24,849,901		30,993,899		16,129,233		13,540,285		11,438,473

Gross profit	202,661		320,507		880,015		1,173,562		1,086,759		843,550		488,489
Marketing, general and administrative	80,506		87,741		355,299		329,965		245,357		231,238		199,354

Operating earnings	122,155		232,766		524,716		843,597		841,402		612,312		289,135
Loss (gain) on investments			54,976		56,305		(29,193)		(20,616)				(13,013)
Interest, net	16,212		20,175		70,487		76,460		31,098		41,305		41,509
Equity income from investments	(32,166)		(20,723)		(105,754)		(150,413)		(109,685)		(84,188)		(95,742)

Income from continuing operations before income taxes	138,109		178,338		503,678		946,743		940,605		655,195		356,381
Income taxes	15,574		18,931		63,304		71,861		37,784		59,350		34,153

Income from continuing operations	122,535		159,407		440,374		874,882		902,821		595,845		322,228
(Income) loss on discontinued operations, net of taxes											(625)		16,810

Net income	122,535		159,407		440,374		874,882		902,821		596,470		305,418
Net income attributable to noncontrolling interests	2,585		22,156		58,967		71,837		146,098		91,079		49,825

Net income attributable to CHS Inc.	$119,950		$137,251		$381,407		$803,045		$756,723		$505,391		$255,593

Balance Sheet Data (at end of period):
Working capital	$1,699,435		$1,777,865		$1,626,352		$1,738,600		$821,878		$848,344		$766,807
Net property, plant and equipment	2,124,823		1,970,357		2,099,325		1,948,305		1,728,171		1,476,239		1,359,535
Total assets	8,377,337		8,837,325		7,869,845		8,771,978		6,754,373		4,994,166		4,748,654
Long-term debt, including current maturities	1,061,375		1,168,377		1,071,953		1,194,855		688,321		744,745		773,074
Total equities	3,406,205		3,243,876		3,333,164		3,161,418		2,672,841		2,201,397		1,926,597
Ratio of earnings to fixed charges and preferred dividends(2))	6.4	x	6.7	x	4.6	x	7.4	x	10.1	x	8.3	x	4.7x

(1)	Adjusted to reflect adoption of ASC 860-10-65-1; see “Change in Accounting — Noncontrolling Interests.”

(2)	For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of income from continuing operations before income taxes on consolidated operations, distributed income from equity investees and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest.

Change in Accounting — Noncontrolling Interests

In December 2007, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 860-10-65-1, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin (ARB) No. 51.” ASC 860-10-65-1 establishes accounting and reporting standards that require: the ownership interest in subsidiaries held by parties other than the parent to be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent’s equity; the amount of consolidated net earnings attributable to the parent and the noncontrolling interest to be clearly identified and presented on the face of the consolidated statements of operations; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently.

We adopted ASC 860-10-65-1 at the beginning of fiscal 2010. In accordance with the accounting guidance, in order to conform to the current period presentation, we made reclassifications for all periods presented within our Consolidated Statements of Operations to net income to present the income attributable to noncontrolling interests as a reconciling item between net income and net income attributable to CHS Inc. Also, noncontrolling interests previously reported as minority interests have been reclassified for all periods presented to a separate section in equity on our Consolidated Balance Sheets. In addition, certain other reclassifications to our previously reported financial information for all periods presented have been made to conform to the current period presentation.

The selected financial information below has been derived from our three business segments, and Corporate and Other, for the three months ended November 30, 2009 and 2008 and the fiscal years ended August 31, 2009, 2008 and 2007. The intercompany revenues were $86.5 and $96.4 for the three months ended November 30, 2009 and 2008, respectively. The intercompany revenues between segments were $294.3 million, $359.8 million and $247.7 million for the fiscal years ended August 31, 2009, 2008 and 2007, respectively.

Summary Financial Data By Business Segment

	Energy
	Three Months Ended
	November 30,		Years Ended August 31,
	2009	2008	2009	2008	2007
	(Unaudited)	(Unaudited)
	(Dollars in thousands)

Revenues	$2,264,580	$2,550,552	$7,639,838	$11,499,814	$8,105,067
Cost of goods sold	2,222,720	2,328,652	7,110,324	11,027,459	7,264,180

Gross profit	41,860	221,900	529,514	472,355	840,887
Marketing, general and administrative	27,890	27,832	125,104	111,121	94,939

Operating earnings	13,970	194,068	404,410	361,234	745,948
Gain on investments		(15,748)	(15,748)	(35)
Interest, net	789	4,195	5,483	(5,227)	(6,106)
Equity income from investments	(1,106)	(1,236)	(4,044)	(5,054)	(4,468)

Income before income taxes	$14,287	$206,857	$418,719	$371,550	$756,522

Intersegment revenues	$(81,245)	$(84,030)	$(251,626)	$(322,522)	$(228,930)

Total identifiable assets (at end of period)	$3,052,065	$2,987,219	$3,025,522	$3,216,852	$2,797,831

	Ag Business
	Three Months Ended
	November 30,		Years Ended August 31,
	2009	2008	2009	2008	2007
	(Unaudited)	(Unaudited)
	(Dollars in thousands)

Revenues	$3,742,631	$4,953,722	$17,196,448	$19,696,907	$8,575,389
Cost of goods sold	3,613,941	4,889,570	16,937,877	19,088,079	8,388,476

Gross profit	128,690	64,152	258,571	608,828	186,913
Marketing, general and administrative	38,191	39,563	158,395	160,364	97,299

Operating earnings	90,499	24,589	100,176	448,464	89,614
Gain on investments			(2,285)	(100,830)	(5,348)
Interest, net	8,134	13,726	46,995	63,665	28,550
Equity income from investments	(9,315)	(8,890)	(18,222)	(83,053)	(51,830)

Income before income taxes	$91,680	$19,753	$73,688	$568,682	$118,242

Intersegment revenues	$(4,316)	$(11,781)	$(39,919)	$(36,972)	$(18,372)

Total identifiable assets (at end of period)	$3,425,802	$4,035,230	$2,987,394	$4,172,950	$2,846,950

	Processing
	Three Months Ended
	November 30,		Years Ended August 31,
	2009	2008	2009	2008	2007
	(Unaudited)	(Unaudited)
	(Dollars in thousands)

Revenues	$264,099	$310,890	$1,142,636	$1,299,209	$754,743
Cost of goods sold	244,084	292,582	1,099,177	1,240,944	726,510

Gross profit	20,015	18,308	43,459	58,265	28,233
Marketing, general and administrative	5,549	6,749	25,724	26,089	23,545

Operating earnings	14,466	11,559	17,735	32,176	4,688
Loss (gain) on investments		70,724	74,338	72,602	(15,268)
Interest, net	5,057	3,757	21,841	21,995	14,783
Equity income from investments	(21,369)	(10,230)	(82,525)	(56,615)	(48,446)

Income before income taxes	$30,778	$(52,692)	$4,081	$(5,806)	$53,619

Intersegment revenues	$(982)	$(559)	$(2,759)	$(338)	$(370)

Total identifiable assets (at end of period)	$677,455	$617,678	$685,865	$748,989	$681,118

	Corporate and Other
	Three Months Ended
	November 30,		Years Ended August 31,
	2009	2008	2009	2008	2007
	(Unaudited)	(Unaudited)
	(Dollars in thousands)

Revenues	$10,474	$15,125	$45,298	$31,363	$28,465
Cost of goods sold	(1,622)	(1,022)	(3,173)	(2,751)	(2,261)

Gross profit	12,096	16,147	48,471	34,114	30,726
Marketing, general and administrative	8,876	13,597	46,076	32,391	29,574

Operating earnings	3,220	2,550	2,395	1,723	1,152
Gain on investments				(930)
Interest, net	2,232	(1,503)	(3,832)	(3,973)	(6,129)
Equity income from investments	(376)	(367)	(963)	(5,691)	(4,941)

Income before income taxes	$1,364	$4,420	$7,190	$12,317	$12,222

Total identifiable assets (at end of period)	$1,222,015	$1,197,598	$1,171,064	$633,187	$428,474

Supplementary Financial Information

Supplementary financial information required by Item 302 of Regulation S-K for the three months ended November 30, 2009 and for each quarter during the years ended August 31, 2009 and 2008 is presented below.

November 30,
2009
(Unaudited)
(Dollars in thousands)

Revenues	$6,195,241
Gross profit	202,661
Income before income taxes	138,109
Net income	122,535
Net income attributable to CHS Inc.	119,950

	November 30,	February 28,	May 31,	August 31,
	2008	2009	2009	2009
	(Unaudited) (Dollars in thousands)

Revenues	$7,733,919	$5,177,069	$6,163,119	$6,655,809
Gross profit	320,507	214,977	158,268	186,263
Income before income taxes	178,338	115,618	90,798	118,924
Net income	159,407	101,597	76,572	102,798
Net income attributable to CHS Inc.	137,251	82,280	64,569	97,307

	November 30,	February 29,	May 31,	August 31,
	2007	2008	2008	2008
	(Unaudited) (Dollars in thousands)

Revenues	$6,525,386	$6,891,345	$9,336,609	$9,414,121
Gross profit	314,637	257,625	280,642	320,658
Income before income taxes	360,779	210,197	229,013	146,754
Net income	323,545	180,451	205,516	165,370
Net income attributable to CHS Inc.	300,900	168,031	188,716	145,398

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

CHS Inc. (CHS, we or us) is a diversified company, which provides grain, foods and energy resources to businesses and consumers on a global basis. As a cooperative, we are owned by farmers, ranchers and their member cooperatives across the United States. We also have preferred stockholders that own shares of our 8% Cumulative Redeemable Preferred Stock.

We provide a full range of production agricultural inputs such as refined fuels, propane, farm supplies, animal nutrition and agronomy products, as well as services, which include hedging, financing and insurance services. We own and operate petroleum refineries and pipelines and market and distribute refined fuels and other energy products under the Cenex® brand through a network of member cooperatives and independents. We purchase grains and oilseeds directly and indirectly from agricultural producers primarily in the midwestern and western United States. These grains and oilseeds are either sold to domestic and international customers, or further processed into a variety of grain-based food products.

The consolidated financial statements include the accounts of CHS and all of our wholly-owned and majority-owned subsidiaries, including the National Cooperative Refinery Association (NCRA), which is in our Energy segment. All significant intercompany accounts and transactions have been eliminated.

We have aligned our segments based on an assessment of how our businesses operate and the products and services they sell. Our three segments: Energy, Ag Business and Processing, create vertical integration to link producers with consumers. Our Energy segment produces and provides for the wholesale distribution of petroleum products and transports those products. Our Ag Business segment purchases and resells grains and oilseeds originated by our country operations business, by our member cooperatives and by third parties, and also serves as wholesaler and retailer of crop inputs. Our Processing segment converts grains and oilseeds into value-added products. Corporate and Other primarily represents our business solutions operations, which consists of commodities hedging, insurance and financial services related to crop production.

Summary data for each of our segments for the three months ended November 30, 2009 and 2008 and the fiscal years ended August 31, 2009, 2008 and 2007, is provided in the Selected Consolidated Financial Data section of this prospectus. Except as otherwise specified, references to years indicate our fiscal year ended August 31, 2009, or ended August 31 of the year referenced.

Corporate administrative expenses are allocated to all three business segments, and Corporate and Other, based on either direct usage for services that can be tracked, such as information technology and legal, and other factors or considerations relevant to the costs incurred.

Many of our business activities are highly seasonal and operating results will vary throughout the year. Overall, our income is generally lowest during the second fiscal quarter and highest during the third fiscal quarter. Our business segments are subject to varying seasonal fluctuations. For example, in our Ag Business segment, our retail agronomy, crop nutrients and country operations businesses generally experience higher volumes and income during the spring planting season and in the fall, which corresponds to harvest. Also in our Ag Business segment, our grain marketing operations are subject to fluctuations in volume and earnings based on producer harvests, world grain prices and demand. Our Energy segment generally experiences higher volumes and profitability in certain operating areas, such as refined products, in the summer and early fall when gasoline and diesel fuel usage is highest and is subject to global supply and demand forces. Other energy products, such as propane, may experience higher volumes and profitability during the winter heating and crop drying seasons.

Our revenues, assets and cash flows can be significantly affected by global market prices for commodities such as petroleum products, natural gas, grains, oilseeds, crop nutrients and flour. Changes in market prices for commodities that we purchase without a corresponding change in the selling prices of those products can affect revenues and operating earnings. Commodity prices are affected by a wide range of factors beyond our control, including the weather, crop damage due to disease or insects, drought, the availability and adequacy of supply, government regulations and policies, world events and general political and economic conditions.

While our revenues and operating results are derived from businesses and operations which are wholly-owned and majority-owned, a portion of our business operations are conducted through companies in which we hold ownership interests of 50% or less and do not control the operations. We account for these investments primarily using the equity method of accounting, wherein we record our proportionate share of income or loss reported by the entity as equity income from investments, without consolidating the revenues and expenses of the entity in our Consolidated Statements of Operations. These investments principally include our 50% ownership in each of the following companies: Agriliance LLC (Agriliance), TEMCO, LLC (TEMCO) and United Harvest, LLC (United Harvest), and our approximately 40% ownership in Multigrain S.A. included in our Ag Business segment; and our 50% ownership in Ventura Foods, LLC (Ventura Foods) and our 24% ownership in Horizon Milling, LLC (Horizon Milling) and Horizon Milling G.P., included in our Processing segment.

In December 2007, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 860-10-65-1, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin (ARB) No. 51.” ASC 860-10-65-1 establishes accounting and reporting standards that require: the ownership interest in subsidiaries held by parties other than the parent to be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent’s equity; the amount of consolidated net earnings attributable to the parent and the noncontrolling interest to be clearly identified and presented on the face of the consolidated statements of operations; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently.

We adopted ASC 860-10-65-1 at the beginning of fiscal 2010. In accordance with the accounting guidance, in order to conform to the current period presentation, we made reclassifications within our Consolidated Statements of Operations to net income to present the income attributable to noncontrolling interests as a reconciling item between net income and net income attributable to CHS Inc. Also, noncontrolling interests previously reported as minority interests have been reclassified to a separate section in equity on our Consolidated Balance Sheets. In addition, certain other reclassifications to our previously reported financial information have been made to conform to the current period presentation.

Recent Events

We have explored with Land O’Lakes, Inc. (Land O’Lakes), the repositioning options of the Agriliance retail business. During fiscal 2010, Agriliance sold a substantial number of retail facilities to various third parties, as well as to us and to Land O’Lakes, with no sales pending. We are still attempting to reposition the remaining Agriliance facilities located primarily in Florida. During the three months ended November 30, 2009, we received $40.0 million in cash distributions from Agriliance as a return of capital, primarily from the sale of Agriliance’s retail facilities. In December 2009, we received an additional $30.0 million in cash distributions from Agriliance.

Results of Operations

Comparison of the three months ended November 30, 2009 and 2008

General.  We recorded income before income taxes of $138.1 million during the three months ended November 30, 2009 compared to $178.3 million during the three months ended November 30, 2008, a decrease of $40.2 million (23%). Included in the results for the three months ended November 30, 2008 were a $15.7 million gain on the sale of all of our 180,000 shares of NYMEX Holdings stock, and a $70.7 million loss on our investment in VeraSun. Operating results reflected lower pretax earnings in our Energy segment and Corporate and Other, which were partially offset by increased pretax earnings in our Processing and Ag Business segments.

Our Energy segment generated income before income taxes of $14.3 million for the three months ended November 30, 2009 compared to $206.9 million in the three months ended November 30, 2008. This decrease in earnings of $192.6 million is primarily from lower margins on refined fuels at both our Laurel, Montana refinery and our NCRA refinery in McPherson, Kansas. Also, in our first quarter of fiscal 2009, we sold all of our 180,000 shares of NYMEX Holdings stock for proceeds of $16.1 million and recorded a pretax gain of $15.7 million. Earnings in our lubricants, propane and renewable fuels marketing businesses improved, while our transportation and equipment businesses experienced lower earnings during the three months ended November 30, 2009 when compared to the same three-month period of the previous year.

Our Ag Business segment generated income before income taxes of $91.7 million for the three months ended November 30, 2009 compared to $19.8 million in the three months ended November 30, 2008, an increase in earnings of $71.9 million. Earnings from our wholesale crop nutrients business improved $39.5 million for the first three months of fiscal 2010 compared with the same period in fiscal 2009. The market prices for crop nutrients products fell significantly during the first three months of our fiscal 2009 as fertilizer prices, an input to grain production, followed some of the declining grain prices. Late fall of calendar 2008 rains impeded the application of fertilizer during that time period, and as a result, we had a higher quantity of inventories on hand at the end of our first fiscal quarter 2009 than is typical at that time of year. Because there are no future contracts or other derivatives that can be used to hedge fertilizer inventories and contracts effectively, a long inventory position with falling prices creates losses. Depreciation in fertilizer prices continued throughout the second and third quarters of our fiscal 2009 which had the affect of dramatically reducing gross margins on this product. To reflect our wholesale crop nutrients inventories at net-realizable values, we recorded lower-of-cost or market adjustments of approximately $56.8 million during the three months ended November 30, 2008. Improved performance by Agriliance, an agronomy joint venture in which we hold a 50% interest, partially offset by reduced earnings from a Canadian agronomy equity investment, resulted in a $2.2 million net increase in earnings from these investments, net of allocated internal expenses. Our grain marketing earnings increased by $23.0 million during the three months ended November 30, 2009 compared with the same three-month period in fiscal 2009, primarily as a result of higher grain volumes, partially offset by slightly reduced earnings from our joint ventures. Our country operations earnings increased $7.2 million during the three months ended November 30, 2009 compared to the same period in the prior year, primarily as a result of higher grain volumes, in addition to overall increased margins mostly from acquisitions and improved crop nutrient margins.

Our Processing segment generated income before income taxes of $30.8 million for the three months ended November 30, 2009 compared to a net loss of $52.7 million in the three months ended November 30, 2008, an increase in earnings of $83.5 million. During the three-month period ended November 30, 2008, we reflected a $70.7 million loss ($72.2 million, including allocated internal expenses) on our investment in VeraSun, an ethanol manufacturer who declared bankruptcy in October, 2008. Oilseed processing earnings increased $1.8 million during the three months ended November 30, 2009 compared to the same period in the prior year, primarily due to improved refining margins, partially offset by reduced volumes and margins in our crushing operations. Our share of earnings from our wheat milling joint ventures, net of allocated internal expenses, increased by $0.8 million for the three months ended November 30, 2009 compared to the same period in the prior year, primarily as a result of improved margins on the products sold. Our share of earnings from Ventura Foods, our packaged foods joint venture, net of allocated internal expenses, increased by $8.7 million during the three months ended November 30, 2009, compared to the same period in the prior year, primarily as a result of decreased commodity prices for inputs, improving margins on the products sold.

Corporate and Other generated income before income taxes of $1.4 million for the three months ended November 30, 2009 compared to $4.4 million in the three months ended November 30, 2008, a decrease in earnings of $3.0 million. This decrease is primarily attributable to reduced interest revenue from our financial services, partially offset by improved revenues in our hedging and insurance services.

Net Income attributable to CHS Inc.  Consolidated net income attributable to CHS Inc. for the three months ended November 30, 2009 was $120.0 million compared to $137.3 million for the three months ended November 30, 2008, which represents a $17.3 million (13%) decrease.

Revenues.  Consolidated revenues were $6.2 billion for the three months ended November 30, 2009 compared to $7.7 billion for the three months ended November 30, 2008, which represents a $1.5 billion (20%) decrease.

Total revenues include other revenues generated primarily within our Ag Business segment and Corporate and Other. Our Ag Business segment’s country operations elevators and agri-service centers derive other revenues from activities related to production agriculture, which include grain storage, grain cleaning, fertilizer spreading, crop protection spraying and other services of this nature, and our grain marketing operations receive other revenues at our export terminals from activities related to loading vessels. Corporate and Other derives revenues primarily from our financing, hedging and insurance operations.

Our Energy segment revenues, after elimination of intersegment revenues, of $2.2 billion decreased by $283.2 million (12%) during the three months ended November 30, 2009 compared to the three months ended November 30, 2008. During the three months ended November 30, 2009 and 2008, our Energy segment recorded revenues from our Ag Business segment of $81.2 million and $84.0 million, respectively. The net decrease in revenues of $283.2 million is comprised of a net decrease of $211.4 million related to lower prices on refined fuels, propane and renewable fuels marketing products, in addition to $71.8 million related to a net decrease in sales volume. Refined fuels revenues decreased $374.9 million (21%), of which $326.4 million was related to a net average selling price decrease, while $48.5 million was attributable to decreased volumes, compared to the same period in the previous year. The sales price of refined fuels decreased $0.47 per gallon (19%), and volumes decreased 3% when comparing the three months ended November 30, 2009 with the same period a year ago. Propane revenues decreased $22.1 million (8%), of which $82.7 million was due to a decrease in the net average selling price, partially offset by $60.6 million related to an increase in volumes, when compared to the same period in the previous year. The average selling price of propane decreased $0.36 per gallon (25%), while sales volume increased 23% in comparison to the same period of the prior year. The increase in propane volumes primarily reflects increased demand including an improved crop drying season and an earlier home heating season. Renewable fuels marketing revenues increased $110.5 million (71%), mostly from a 76% increase in volumes, partially offset by a decrease in the average selling price of $0.06 per gallon (3%), when compared with the same three-month period in the previous year.

Our Ag Business segment revenues, after elimination of intersegment revenues, of $3.7 billion, decreased $1.2 billion (24%) during the three months ended November 30, 2009 compared to the three months ended November 30, 2008. Grain revenues in our Ag Business segment totaled $3.0 billion and $3.8 billion during the three months ended November 30, 2009 and 2008, respectively. Of the grain revenues decrease of $731.6 million (19%), $1.1 billion is attributable to decreased average grain selling prices, partially offset by $417.8 million, which is due to an 11% increase in volumes during the three months ended November 30, 2009 compared to the same period last fiscal year. The average sales price of all grain and oilseed commodities sold reflected a decrease of $2.31 per bushel (27%) over the same three-month period in fiscal 2009. The average month-end market price per bushel of spring wheat and corn decreased approximately $1.45 and $0.42, respectively, while the price per bushel of soybeans increased $0.37 when compared to the three months ended November 30, 2008.

Wholesale crop nutrient revenues in our Ag Business segment totaled $281.1 million and $633.6 million during the three months ended November 30, 2009 and 2008, respectively. Of the wholesale crop nutrient revenues decrease of $352.5 million (56%), $309.4 million is due to decreased average fertilizer selling prices and $43.1 million is attributable to decreased volumes, during the three months ended November 30, 2009 compared to the same period last fiscal year. The average sales price of all fertilizers sold reflected a decrease of $348 per ton (52%) over the same three-month period in fiscal 2009. Volumes decreased 7% during the three months ended November 30, 2009 compared with the same period of a year ago, due to a late fall of 2009 harvest delaying fertilizer application.

Our Ag Business segment non-grain or non-wholesale crop nutrients product revenues of $363.3 million decreased by $120.3 million (25%) during the three months ended November 30, 2009 compared to the three months ended November 30, 2008, primarily the result of decreased revenues in our country operations business of retail crop nutrients, energy, feed and crop protection products, partially offset by increased revenue from our sunflower operations. Other revenues within our Ag Business segment of $48.4 million during the three months ended November 30, 2009 increased $0.8 million (2%) compared to the three months ended November 30, 2008, primarily from grain handling and service revenues.

Our Processing segment revenues, after elimination of intersegment revenues, of $263.1 million decreased $47.2 million (15%) during the three months ended November 30, 2009 compared to the three months ended November 30, 2008. Because our wheat milling and packaged foods operations are operated through non-consolidated joint ventures, revenues reported in our Processing segment are entirely from our oilseed processing operations. Oilseed refining revenues decreased $50.9 million (32%), of which $47.3 million was due to lower average sales prices and $3.6 million was due a 2% net decrease in sales volume when compared to the same three-month period in the previous year. Oilseed processing revenues increased $4.7 million (3%), of which $16.8 million was due to an increase in the average selling prices, partially offset by $12.1 million due to a 9% net decrease in sales volume. The average selling price of processed oilseed increased $35 per ton (13%), while the average selling price of refined oilseed products decreased $0.19 per pound (31%) compared to the same three-month period of fiscal 2009. The changes in the average selling prices of products are primarily driven by the average market prices of soybeans.

Cost of Goods Sold.  Consolidated cost of goods sold were $6.0 billion for the three months ended November 30, 2009 compared to $7.4 billion for the three months ended November 30, 2008, which represents a $1.4 billion (19%) decrease.

Our Energy segment cost of goods sold, after elimination of intersegment costs, of $2.1 billion decreased by $103.1 million (5%) during the three months ended November 30, 2009 compared to the same period of the prior year. The decrease in cost of goods sold is primarily due to decreased per unit costs for refined fuels products. Specifically, refined fuels cost of goods sold decreased $280.0 million (17%) which reflects a decrease in the average cost of refined fuels of $0.34 per gallon (15%); while volumes decreased 3% compared to the three months ended November 30, 2008. On average, we process approximately 55,000 barrels of crude oil per day at our Laurel, Montana refinery and 80,000 barrels of crude oil per day at NCRA’s McPherson, Kansas refinery. The average cost decrease is primarily related to lower input costs at our two crude oil refineries and lower average prices on the refined products that we purchased for resale compared to the three months ended November 30, 2008. The aggregate average per unit cost of crude oil purchased for the two refineries decreased 5% compared to the three months ended November 30, 2008. The cost of propane decreased $25.3 million (10%) mostly from a decrease of $0.37 per gallon (26%), partially offset by a 23% increase in volumes, when compared to the three months ended November 30, 2008. The increase in propane volumes primarily reflects increased demand caused by an improved crop drying season and an earlier home heating season. Renewable fuels marketing costs increased $109.2 million (71%), mostly from a 77% increase in volumes, partially offset by a decrease in the average cost of $0.06 per gallon (3%), when compared with the same three-month period in the previous year.

Our Ag Business segment cost of goods sold, after elimination of intersegment costs, of $3.6 billion, decreased $1.3 billion (26%) during the three months ended November 30, 2009 compared to the same period of the prior year. Grain cost of goods sold in our Ag Business segment totaled $3.0 billion and $3.7 billion during the three months ended November 30, 2009 and 2008, respectively. The cost of grains and oilseed procured through our Ag Business segment decreased $761.1 million (21%) compared to the three months ended November 30, 2008. This is primarily the result of a $2.35 (28%) decrease in the average cost per bushel, partially offset by an 11% net increase in bushels sold as compared to the same period in the prior year. Corn and wheat volumes increased, while barley and soybeans reflected decreases compared to the three months ended November 30, 2008. The average month-end market price per bushel of spring wheat and corn decreased, while soybeans slightly increased compared to the same three-month period a year ago.

Wholesale crop nutrients cost of goods sold in our Ag Business segment totaled $268.2 million and $656.2 million during the three months ended November 30, 2009 and 2008, respectively. Of this $388.0 million (59%) decrease in wholesale crop nutrients cost of goods sold, approximately $56.8 million is due to the lower-of-cost or market adjustments on inventories during the three months ended November 30, 2008, as previously discussed. The average cost per ton of fertilizer decreased $329 (52%), excluding the lower-of-cost or market adjustments, while net volumes decreased 7% when compared to the same three-month period in the prior year.

Our Ag Business segment cost of goods sold, excluding the cost of grains and wholesale crop nutrients procured through this segment, decreased $119.1 million during the three months ended November 30, 2009 compared to the three months ended November 30, 2008, primarily due to lower input commodity prices, partially offset by increases due to volumes generated from acquisitions made and reflected in previous reporting periods.

Our Processing segment cost of goods sold, after elimination of intersegment costs, of $243.1 million decreased $48.9 million (17%) compared to the three months ended November 30, 2008, which was primarily due to a decrease in volumes of soybeans crushed.

Marketing, General and Administrative.  Marketing, general and administrative expenses of $80.5 million for the three months ended November 30, 2009 decreased by $7.2 million (8%) compared to the three months ended November 30, 2008. This net decrease includes reduced expenses in our wholesale crop nutrient operations within our Ag Business segment of $3.2 million, in addition to reduced accruals for variable pay in many of our other operations and Corporate and Other, partially offset by expansion of foreign operations and acquisitions.

Loss (Gain) on Investments.  During the three months ended November 30, 2008, we recorded a net loss on investments of $55.0 million, including a $70.7 million impairment loss on our investment in VeraSun in our Processing segment, due to their bankruptcy. This loss was partially offset by a gain on investments in our Energy segment. We sold all of our 180,000 shares of NYMEX Holdings stock for proceeds of $16.1 million and recorded a pretax gain of $15.7 million.

Interest, net.  Net interest of $16.2 million for the three months ended November 30, 2009 decreased $4.0 million (20%) compared to the same period in fiscal 2009. Interest expense for the three months ended November 30, 2009 and 2008 was $18.3 million and $22.4 million, respectively. The decrease in interest expense of $4.1 million (18%) primarily relates to reduced interest expense due to the principal payments on our long-term debt in the past 12 months. In addition, the average level of short-term borrowings decreased $145.3 million (40%) during the three months ended November 30, 2009 compared to the same period in fiscal 2009, mostly due to significantly reduced working capital needs resulting from lower commodity prices. For the three months ended November 30, 2009 and 2008, we capitalized interest of $1.5 million and $0.9 million, respectively, primarily related to construction projects at both refineries in our Energy segment. Interest income, generated primarily from marketable securities, was $0.5 million and $1.3 million for the three months ended November 30, 2009 and 2008, respectively. The net decrease in interest income of $0.8 million (59%) was mostly at NCRA within our Energy segment, which primarily relates to marketable securities with interest yields lower than a year ago.

Equity Income from Investments.  Equity income from investments of $32.2 million for the three months ended November 30, 2009 increased $11.4 million (55%) compared to the three months ended November 30, 2008. We record equity income or loss from the investments in which we have an ownership interest of 50% or less and have significant influence, but not control, for our proportionate share of income or loss reported by the entity, without consolidating the revenues and expenses of the entity in our Consolidated Statements of Operations. The net increase in equity income from investments was attributable to improved earnings from investments in our Processing and Ag Business segments and Corporate and Other of $11.1 million, $0.4 million and $9 thousand, respectively, and was partially offset by reduced equity investment earnings in our Energy segment of $0.1 million.

Our Ag Business segment generated improved equity investment earnings of $0.4 million. Our share of equity investment earnings or losses in agronomy improved earnings by $1.6 million, and includes improved retail margins, partially offset by reduced earnings of a Canadian agronomy joint venture, which was sold during the second quarter of fiscal 2009. We had a net decrease of $0.4 million from our share of equity investment earnings in our grain marketing joint ventures during the three months ended November 30, 2009 compared to the same period the previous year, which is primarily related to decreased export margins. Our country operations business reported an aggregate decrease in equity investment earnings of $0.8 million from several small equity investments.

Our Processing segment generated improved equity investment earnings of $11.1 million. Ventura Foods, our vegetable oil-based products and packaged foods joint venture, recorded improved earnings of $9.4 million compared to the same three-month period in fiscal 2009. Ventura Foods’ increase in earnings was primarily due to lower commodity prices for inputs, resulting in improved margins on the products sold. A shifting demand balance for soybeans for both food and renewable fuels meant addressing supply and price challenges for both CHS and our Ventura Foods joint venture. Horizon Milling, our domestic and Canadian wheat milling joint ventures, recorded improved earnings of $1.7 million, net. Volatility in the grain markets created wheat procurement opportunities, which increased margins for Horizon Milling during fiscal 2010 compared to the same three-month period in fiscal 2009. Typically results are affected by U.S. dietary habits and although the preference for a low carbohydrate diet appears to have reached the bottom of its cycle, milling capacity, which had been idled over the past few years because of lack of demand for flour products, can easily be put back into production as consumption of flour products increases, which depresses gross margins in the milling industry.

Our Energy segment generated reduced equity investment earnings of $0.1 million related to an equity investment held by NCRA.

Corporate and Other generated improved earnings of $9 thousand from equity investment earnings, as compared to the three months ended November 30, 2008.

Income Taxes.  Income tax expense of $15.6 million for the three months ended November 30, 2009 compared with $18.9 million for the three months ended November 30, 2008, resulting in effective tax rates of 11.5% and 12.1%, respectively. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the three-month periods ended November 30, 2009 and 2008. The income taxes and effective tax rate vary each year based upon profitability and nonpatronage business activity during each of the comparable years.

Noncontrolling Interests.  Noncontrolling interests of $2.6 million for the three months ended November 30, 2009 decreased by $19.6 million (88%) compared to the three months ended November 30, 2008. This net decrease was a result of significantly less profitable operations within our majority-owned subsidiaries. Substantially all noncontrolling interests relate to NCRA, an approximately 74.5% owned subsidiary, which we consolidate in our Energy segment.

Comparison of the years ended August 31, 2009 and 2008

General.  We recorded income before income taxes of $503.7 million in fiscal 2009 compared to $946.7 million in fiscal 2008, a decrease of $443.0 million (47%). These results reflected decreased pretax earnings in our Ag Business segment and Corporate and Other, while our Energy and Processing segments reflected increased pretax earnings.

Our Energy segment generated income before income taxes of $418.7 million for the year ended August 31, 2009 compared to $371.6 million in fiscal 2008. This increase in earnings of $47.1 million (13%) is primarily from higher margins on refined fuels mostly from our Laurel, Montana refinery, where during fiscal 2008 we completed a coker project along with other refinery improvements, which allowed us to extract a greater volume of high value gasoline and diesel fuel and less relatively low value asphalt. In addition, during fiscal 2009 we sold 180,000 shares of our NYMEX Holdings common stock for proceeds of $16.1 million and recorded a pretax gain of $15.7 million. Earnings in propane and petroleum equipment businesses also improved during fiscal 2009 compared to fiscal 2008, while our lubricants, transportation and renewable fuels marketing operations experienced lower earnings.

Our Ag Business segment generated income before income taxes of $73.7 million for the year ended August 31, 2009 compared to $568.7 million in fiscal 2008, a decrease in earnings of $495.0 million (87%). During fiscal 2008, we sold all of our remaining 1,610,396 shares of CF Industries Holdings, Inc. (CF) stock, a domestic fertilizer manufacturer, in which we held a minority interest, and for which we received proceeds of $108.3 million and recorded a pretax gain of $91.7 million. During the first quarter of fiscal 2008, we received the crop nutrients business of Agriliance, an agronomy joint venture in which we hold a 50% interest, through a distribution of assets to us. Prior to the distribution, we reflected 50% of these earnings through our equity income from our investment in Agriliance. Due to the distribution by Agriliance of the wholesale and some of the retail businesses to us and Land O’Lakes, the operating performance remaining within the Agriliance operations for fiscal 2009 and 2008 is primarily their retail business. Earnings from our wholesale crop nutrients business are $235.8 million less for fiscal 2009 compared with fiscal 2008. The market for crop nutrients products fell significantly during fiscal 2009 as fertilizer prices, an input to grain production, followed the declining grain prices. During the late fall of 2008, rains impeded the application of fertilizer and, as a result, we had a higher quantity of inventories on hand at the end of our first fiscal quarter than is typical at that time of year. Because there are no futures contracts or other derivatives that can be used to hedge fertilizer inventories and contracts effectively, an inventory long position with falling prices, creates losses. Depreciation in fertilizer prices continued throughout fiscal 2009, which had the effect of dramatically reducing gross margins on this product. The 2009 spring fertilizer volumes also declined compared to the prior year because of inclement weather that again delayed the application season, and because producers were reluctant to buy fertilizer when the price was still in a rapid decline. This situation was just the opposite during fiscal 2008 when fertilizer prices appreciated rapidly and the market produced significantly higher margins on inventory that had been purchased at relatively low prices. To reflect our wholesale crop nutrients inventories at net realizable values, we made lower-of-cost or market adjustments during fiscal 2009 totaling approximately $92 million, of which $8.6 million remained at August 31, 2009. Reduced performance by Agriliance, partially offset by a net gain on the sale of a Canadian agronomy equity investment resulted in a $10.6 million net decrease in earnings from these investments, net of allocated internal expenses. As previously discussed, we anticipate the repositioning of the majority of the remaining Agriliance retail operations to occur during fiscal 2010. Our grain marketing earnings decreased by $123.0 million during fiscal 2009 when compared to fiscal 2008, primarily the result of lower grain margins and reduced earnings from joint ventures. Volatility in the grain markets created exceptional opportunities for grain margins during fiscal 2008, while reduced demand as a result of the world-wide recession lessened those opportunities during fiscal 2009. Our country operations earnings decreased $33.9 million in fiscal 2009, primarily as a result of reduced grain and crop nutrients margins.

Our Processing segment generated income before income taxes of $4.1 million for the year ended August 31, 2009, compared to a net loss of $5.8 million in fiscal 2008, an improvement in earnings of $9.9 million. Our share of losses, net of allocated internal expenses, related to US BioEnergy Corporation (US BioEnergy), an ethanol manufacturing company in which we held a minority ownership interest, increased $4.1 million for fiscal 2009 compared to fiscal 2008. Effective April 1, 2008, US BioEnergy and VeraSun Energy Corporation (VeraSun) completed a merger, and as a result of our change in ownership interest, we no longer had significant influence, and therefore no longer accounted for VeraSun, the surviving entity, using the equity method. During fiscal 2009, we reflected a $74.3 million loss on our investment in VeraSun, which declared bankruptcy in October 2008. The write-off eliminated our remaining investment, as we had reflected an impairment of $71.7 million during fiscal 2008 based on the market value of the VeraSun stock on August 31, 2008. Further discussion is contained below in “Loss (Gain) on Investments.” Oilseed processing earnings decreased $14.5 million during fiscal 2009 compared to fiscal 2008, primarily due to reduced margins and volumes in our crushing operations, partially offset by improved margins in our refining operations. Our share of earnings from our wheat milling joint ventures, net of allocated internal expenses, decreased $19.0 million in fiscal 2009 compared to fiscal 2008, primarily the result of reduced margins on the products sold. Our share of earnings from Ventura Foods, our packaged foods joint venture, net of allocated internal expenses, reflected an increase of $47.5 million during fiscal 2009 compared to fiscal 2008, primarily as the result of decreased commodity prices for inputs improving margins on the products sold.

Corporate and Other generated income before income taxes of $7.2 million for the year ended August 31, 2009 compared to $12.3 million in fiscal 2008, which represented a decrease in earnings of $5.1 million (42%). This decrease is attributable to less activity in our business solutions’ financial and hedging services and a soft insurance market for our insurance services.

Net Income attributable to CHS Inc.  Consolidated net income attributable to CHS Inc. for the year ended August 31, 2009 was $381.4 million compared to $803.0 million for fiscal 2008, which represented a $421.6 million (53%) decrease.

Revenues.  Consolidated revenues of $25.7 billion for the year ended August 31, 2009 compared to $32.2 billion for fiscal 2008, which represented a $6.5 billion (20%) decrease.

Total revenues include “other revenues” generated primarily within our Ag Business segment and Corporate and Other. Our Ag Business segment’s country operations elevators and agri-service centers derive other revenues from activities related to production agriculture, which includes grain storage, grain cleaning, fertilizer spreading, crop protection spraying and other services of this nature, and our grain marketing operations receive other revenues at our export terminals from activities related to loading vessels. Corporate and Other derives revenues primarily from our financing, hedging and insurance operations.

Our Energy segment revenues, after elimination of intersegment revenues, of $7.4 billion decreased by $3.8 billion (34%) during the year ended August 31, 2009 compared to fiscal 2008. During the years ended August 31, 2009 and 2008, our Energy segment recorded revenues from our Ag Business segment of $251.6 million and $322.5 million, respectively, which are eliminated as part of the consolidation process. The net decrease in revenues of $3.8 billion is comprised of a net decrease of $3.2 billion related to lower prices on refined fuels, propane and renewable fuels marketing products and $0.6 billion primarily related to a decrease in sales volume in our renewable fuels marketing operations. Refined fuels revenues decreased $3.0 billion (38%), of which $2.8 billion was related to a net average selling price decrease and $149.8 million was attributable to slightly decreased volumes, compared to fiscal 2008. The average selling price of refined fuels decreased $1.07 per gallon (36%) and volumes decreased 2% when comparing fiscal 2009 with fiscal 2008. Renewable fuels marketing revenues decreased $549.7 million (48%), mostly from a 35% decrease in volumes, coupled with a decrease in the average selling price of $0.44 per gallon (20%), when compared with fiscal 2008. The decrease in renewable fuels marketing volumes was primarily attributable to the loss of two customers. Propane revenues increased by $7.2 million (1%), of which $145.2 million related to an increase in volumes, partially offset by a decrease of $138.0 million due to a lower average selling price, when compared to fiscal 2008. Propane sales volume increased 20%, while the average selling price decreased $0.23 per gallon (16%) compared to fiscal 2008. The increase in propane volumes primarily reflects increased demand caused by an improved crop drying season, lower prices and a longer home heating season.

Our Ag Business segment revenues, after elimination of intersegment revenues, of $17.2 billion decreased $2.5 billion (13%) during the year ended August 31, 2009 compared to fiscal 2008. Grain revenues in our Ag Business segment totaled $13.0 billion and $15.0 billion during the years ended August 31, 2009 and 2008, respectively. Of the grain revenues decrease of $2.0 billion (13%), $2.3 billion is attributable to decreased average grain selling prices, partially offset by an increase of $339.5 million due to increased volumes during fiscal 2009 compared to fiscal 2008. The average sales price of all grain and oilseed commodities sold reflected a decrease of $1.28 per bushel (15%). The average month-end market price per bushel of spring wheat, soybeans and corn decreased approximately $4.55, $2.44 and $1.38, respectively, when compared to the prices of those same grains for fiscal 2008. Volumes increased 2% during fiscal 2009 compared with fiscal 2008. Soybeans reflected a fiscal 2009 fourth quarter volume rally in bushels sold and exceeded last year, partially offset by decreased volumes of wheat, durum and barley, compared to fiscal 2008. Both price declines and relatively flat volumes are reflective of reduced demand as a result of the world-wide recession.

In September 2007, we began recording revenues from the distributed crop nutrients business of Agriliance, while in the past that investment had been accounted for under the equity method of accounting. Wholesale crop nutrient revenues in our Ag Business segment totaled $2.0 billion and $2.7 billion during the years ended August 31, 2009 and 2008, respectively. Of the wholesale crop nutrient revenues decrease of $648.6 million (24%), $676.7 million is attributable to decreased volumes, partially offset by an increase of $28.1 million due to increased average fertilizer selling prices during fiscal 2009 compared to fiscal 2008. This slightly favorable price variance was created by high priced sales contracts with customers before the collapse in crop nutrient prices in the fall of 2008. The average sales price of all fertilizers sold reflected an increase of $6 per ton (1%) compared with fiscal 2008. Volumes decreased 25% during the year ended

August 31, 2009, compared with fiscal 2008, mainly due to higher and volatile fertilizer prices and adverse weather conditions during the fall of 2008 and spring of 2009.

Our Ag Business segment non-grain and non-wholesale crop nutrients product revenues of $1.9 billion increased by $34.5 million (2%) during fiscal 2009 compared to fiscal 2008, primarily on account of increased revenues of retail crop nutrients, crop protection, seed, feed and processed sunflower products, partially offset by decreased prices in retail energy. This revenue increase was driven by incremental volumes sold through facilities acquired during fiscal 2009. Other revenues within our Ag Business segment of $209.4 million during fiscal 2009 increased $32.0 million (18%) compared to fiscal 2008, primarily from grain handling and service revenues.

Our Processing segment revenues, after elimination of intersegment revenues, of $1.1 billion decreased $159.0 million (12%) during the year ended August 31, 2009 compared to fiscal 2008. Because our wheat milling and packaged foods operations are conducted through non-consolidated joint ventures, sales revenues reported in our Processing segment consist entirely of revenue generated in our oilseed processing operations. Oilseed crushing revenues decreased $103.2 million (15%), of which $82.1 million was due to a 12% net decrease in sales volume and $21.1 million was related to lower average sales prices. Oilseed refining revenues decreased $65.8 million (11%), of which $39.9 million was due to lower average sales prices and $25.9 million was due to a 4% decrease in sales volume. The average selling price of processed soymeal decreased $11 per ton (4%) and the average selling price of refined soybean oil decreased $0.04 per pound (7%) compared to fiscal 2008. The changes in the average selling price of products are primarily driven by the lower market price of soybeans.

Cost of Goods Sold.  Consolidated cost of goods sold of $24.8 billion for the year ended August 31, 2009 compared to $31.0 billion for fiscal 2008, which represents a $6.2 billion (20%) decrease.

Our Energy segment cost of goods sold, after elimination of intersegment costs, of $6.9 billion decreased by $3.8 billion (36%) during the year ended August 31, 2009 compared to fiscal 2008. The decrease in cost of goods sold is primarily due to decreased per unit costs for refined fuels products. Specifically, the average cost of refined fuels decreased $1.09 per gallon (38%), while volumes slightly decreased by 2% compared to fiscal 2008. On average, we process approximately 55,000 barrels of crude oil per day at our Laurel, Montana refinery and 80,000 barrels of crude oil per day at NCRA’s McPherson, Kansas refinery. The average cost decrease is primarily related to lower input costs at our two crude oil refineries and lower average prices for the refined products that we purchased for resale compared to fiscal 2008. The aggregate average per unit cost of crude oil purchased for the two refineries decreased 41% compared to fiscal 2008. Renewable fuels marketing costs decreased $545.4 million (48%), mostly from a 35% decrease in volumes driven by the loss of two customers, in addition to a decrease in the average cost of $0.44 per gallon (20%), when compared to fiscal 2008. The average cost of propane decreased $0.24 per gallon (16%), while volumes increased 20% compared to fiscal 2008. The increase in propane volumes primarily reflects increased demand caused by an improved crop drying season, lower prices and a more favorable home heating season.

Our Ag Business segment cost of goods sold, after elimination of intersegment costs, of $16.9 billion decreased $2.2 billion (11%) during the year ended August 31, 2009 compared to fiscal 2008. Grain cost of goods sold in our Ag Business segment totaled $12.7 billion and $14.6 billion during the years ended August 31, 2009 and 2008, respectively. The cost of grains and oilseed procured through our Ag Business segment decreased $1.9 billion (13%) compared to fiscal 2008, which was primarily the result of a $1.24 (15%) decrease in the average cost per bushel, partially offset by a 2% net increase in bushels purchased as compared to fiscal 2008. Wheat, durum and barley volumes decreased while soybeans volumes increased compared to fiscal 2008.

In September 2007, we began recording cost of goods sold from the distributed crop nutrients business of Agriliance. Prior to that date, this investment had been accounted for under the equity method of accounting. Wholesale crop nutrients cost of goods sold in our Ag Business segment totaled $2.1 billion and $2.5 billion during the years ended August 31, 2009 and 2008, respectively. This decrease of $408.8 million (17%) was partially offset by additional costs of goods sold of approximately $92 million due to lower-of-cost or market adjustments on inventories. The average cost per ton of fertilizer increased $49 (12%), while net volumes decreased 25% when compared to fiscal 2008. The net volume decrease is mainly due to higher and volatile prices and inclement fall and spring weather, which made it difficult for farmers to apply fertilizers.

Our Ag Business segment cost of goods sold, excluding the cost of grains and wholesale crop nutrients procured through this segment, increased during the year ended August 31, 2009 compared to fiscal 2008, primarily due to volumes sold with our recent acquisitions.

Our Processing segment cost of goods sold, after elimination of intersegment costs, of $1.1 billion, decreased $144.2 million (12%) during the year ended August 31, 2009 compared to fiscal 2008 primarily due to decreased costs of soybeans and decreased volumes.

Marketing, General and Administrative.  Marketing, general and administrative expenses of $355.3 million for the year ended August 31, 2009 increased by $25.3 million (8%) compared to fiscal 2008. The net increase of $25.3 million includes $7.6 million related to consolidating Cofina Financial, expansion of foreign operations within our Ag Business segment, other acquisitions and general inflation.

Loss (Gain) on Investments.  We incurred a net loss on investments of $56.3 million for the year ended August 31, 2009, compared to a net gain on investments of $29.2 million during fiscal 2008. During fiscal 2009, we recorded a $74.3 million loss on our investments in VeraSun in our Processing segment due to its bankruptcy, which was partially offset by a gain on investments in our Energy segment as we had sold 180,000 of our shares of NYMEX Holdings common stock for proceeds of $16.1 million and recorded a pretax gain of $15.7 million. Also during fiscal 2009, included in our Ag Business segment were net gains on investments sold of $2.3 million.

As reported in our Ag Business segment for fiscal 2008, we sold all of our remaining shares of CF stock, which generated proceeds of $108.3 million and a pretax gain of $91.7 million. Also during fiscal 2008, included in our Energy and Ag Business segments and Corporate and Other were other gains on securities sold of $35 thousand, $9.1 million and $0.9 million, respectively, which were partially offset by losses on investments of $72.6 million in our Processing segment. During fiscal 2008, we recorded an impairment of our investment in VeraSun of $71.7 million based on VeraSun’s market value of $5.76 per share on August 29, 2008.

Interest, net.  Net interest of $70.5 million for the year ended August 31, 2009 decreased $6.0 million (8%) compared to fiscal 2008. Interest expense for the years ended August 31, 2009 and 2008 was $85.7 million and $100.1 million, respectively. The interest expense decrease of $14.4 million (14%) is after the effect of an additional $9.3 million of interest expense resulting from the consolidation of Cofina Financial. Through August 31, 2008, we held a 49% ownership interest in Cofina Financial and accounted for our investment using the equity method of accounting. On September 1, 2008, we purchased the 51% ownership interest held by our joint venture partner. The increase in interest expense related to Cofina Financial to finance its loan portfolio was more than offset by decreases in the average short-term interest rate and short-term borrowing volume used to finance our remaining operations. The average short-term interest rate decreased 3.38% (81%) for loans, excluding Cofina Financial, and the average level of short-term borrowings decreased $485.6 million (89%) during the year ended August 31, 2009 compared to fiscal 2008, primarily due to significantly reduced working capital needs resulting from lower commodity prices. For the years ended August 31, 2009 and 2008, we capitalized interest of $5.2 million and $9.8 million, respectively, primarily related to construction projects in our Energy segment. The decrease in capitalized interest reflects the completion of our Laurel, Montana coker project during fiscal 2008. Interest income, generated primarily from marketable securities, was $10.0 million and $13.9 million for the years ended August 31, 2009 and 2008, respectively. The net decrease in interest income of $3.9 million (28%) was mostly at NCRA within our Energy segment, which primarily relates to marketable securities with interest yields considerably lower than a year ago.

Equity Income from Investments.  Equity income from investments of $105.8 million for the year ended August 31, 2009 decreased $44.6 million (30%) compared to fiscal 2008. We record equity income or loss from the investments in which we have an ownership interest of 50% or less and have significant influence, but not control, for our proportionate share of income or loss reported by the entity, without consolidating the revenues and expenses of the entity in our Consolidated Statements of Operations. The net decrease in equity income from investments was attributable to reduced earnings from investments in our Ag Business and Energy segments and Corporate and Other of $64.8 million, $1.0 million and $4.7 million, respectively, partially offset by improved net earnings in our Processing segment of $25.9 million.

Our Ag Business segment reflected reduced equity investment earnings of $64.8 million. Our share of equity investment earnings or losses in agronomy decreased earnings by $12.2 million primarily from reduced southern retail margins. During fiscal 2008, our grain marketing export joint ventures generated large earnings due to strong global demand, while fiscal 2009 earnings in these same joint ventures returned to more normal levels, resulting in a net decrease of $51.4 million during fiscal 2009. Our country operations business reported an aggregate decrease in equity investment earnings of $1.2 million from several small equity investments.

Our Processing segment reflected improved equity investment earnings of $25.9 million. Ventura Foods, our vegetable oil-based products and packaged foods joint venture, recorded improved equity investment earnings of $47.0 million compared to fiscal 2008. Ventura Foods’ increase in earnings was primarily due to lower commodity prices for inputs, resulting in improved margins on the products sold. Horizon Milling, our domestic and Canadian wheat milling joint venture, along with a small milling investment recorded combined reduced equity investment earnings of $19.3 million compared to fiscal 2008. Volatility in the grain markets created wheat procurement opportunities, which increased margins for Horizon Milling during fiscal 2008, while this profit opportunity has been generally limited to normal milling margins during fiscal 2009. During fiscal 2008, we recorded equity earnings of $1.8 million related to US BioEnergy, an ethanol manufacturing company in which we held a minority ownership interest. Effective April 1, 2008, US BioEnergy and VeraSun completed a merger, and as a result of our change in ownership interest we no longer had significant influence and therefore no longer recognized income or losses under the equity method of accounting. At the end of fiscal 2009, we no longer held any investment in this company.

Our Energy segment reflected reduced equity investment earnings of $1.0 million related to reduced margins in an equity investment held by NCRA.

Corporate and Other reflected reduced equity investment earnings of $4.7 million, as compared to fiscal 2008, primarily due to our consolidation of Cofina Financial which in fiscal 2008 had been reported under the equity method of accounting.

Income Taxes.  Income tax expense of $63.3 million for the year ended August 31, 2009 compared with $71.9 million for fiscal 2008, which resulted in effective tax rates of 14.2% and 8.2%, respectively. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the years ended August 31, 2009 and 2008. The income taxes and effective tax rate vary each year based upon profitability and nonpatronage business activity during each of the comparable years.

Noncontrolling Interests.  Noncontrolling interests of $59.0 million for the year ended August 31, 2009 decreased by $12.9 million (18%) compared to fiscal 2008. This net decrease was a result of less profitable operations within our majority-owned subsidiaries compared to fiscal 2008. Substantially all noncontrolling interests relate to NCRA, an approximately 74.5% owned subsidiary, which we consolidate in our Energy segment.

Comparison of the years ended August 31, 2008 and 2007

General.  We recorded income before income taxes of $946.7 million in fiscal 2008 compared to $940.6 million in fiscal 2007, an increase of $6.1 million (1%). These results reflected increased pretax earnings in our Ag Business segment, and Corporate and Other, while our Energy and Processing segments reflected decreased pretax earnings.

Our Energy segment generated income before income taxes of $371.6 million for the year ended August 31, 2008 compared to $756.5 million in fiscal 2007. This decrease in earnings of $384.9 million (51%) is primarily from lower margins at the NCRA refinery in McPherson, Kansas and at our Laurel refinery, in addition to reduced margins on refined fuels from a planned major maintenance project, during which time our production was reduced at our Laurel, Montana refinery. Earnings in our lubricants, renewable fuels marketing, propane and transportation businesses improved during fiscal 2008 when compared to fiscal 2007.

Our Ag Business segment generated income before income taxes of $568.3 million for the year ended August 31, 2008 compared to $118.3 million in fiscal 2007, an increase in earnings of $450.0 million (381%). In our first fiscal quarter of 2007, we sold approximately 25% of our investment in CF, a domestic fertilizer manufacturer in which we held a minority interest, for which we received cash of $10.9 million and recorded a gain of $5.3 million. During the first quarter of fiscal 2008, we sold all of our remaining shares of CF stock for proceeds of $108.3 million and recorded a pretax gain of $91.7 million. As previously discussed, during the first quarter of fiscal 2008, we received the crop nutrients business of Agriliance through a distribution of assets to us. This business generated $137.4 million in pretax earnings for fiscal 2008, as the result of strong demand for fertilizer and appreciating prices. Prior to the distribution, we reflected 50% of these earnings through our equity income from our investment in Agriliance. Due to the distribution by Agriliance of the wholesale and some of the retail businesses to us and Land O’Lakes, the operating performance remaining within the Agriliance operations for fiscal 2008 is primarily their retail business. Our share of the remaining agronomy joint venture earnings, net of allocated internal expenses, was $32.0 million less than in fiscal 2007. Strong demand and increased volumes for grain and oilseed products, much of it driven by increased U.S. ethanol production, contributed to improved performances by our country operations and grain marketing businesses. Our country operations earnings increased $74.5 million, primarily as a result of overall improved product margins, including historically high margins on grain and agronomy transactions. Continued market expansion into Colorado, Oklahoma and Kansas also increased country operations volumes. Our grain marketing operations improved earnings by $183.7 million during fiscal 2008 compared with fiscal 2007, primarily from increased grain volumes and improved margins on those grains. Strong earning performances from our joint ventures also contributed to these improved earnings. Volatility in the grain markets creates opportunities for increased grain margins and increased interest in renewable fuels. Changes in transportation costs, and shifting marketing patterns contributed to this volatility.

Our Processing segment generated a net loss before income taxes of $5.8 million for the year ended August 31, 2008, compared to income of $53.6 million in fiscal 2007, a decrease in earnings of $59.4 million (111%). Our share of earnings, net of allocated internal expenses, related to US BioEnergy, an ethanol manufacturing company in which we held a minority ownership interest, decreased $96.1 million for fiscal 2008 compared to fiscal 2007. During the fiscal quarter ended August 31, 2008, we recorded an impairment of $71.7 million to our investment in VeraSun, as previously discussed. Effective April 1, 2008, US BioEnergy and VeraSun completed a merger, and as a result of our change in ownership interest we no longer had significant influence, and therefore no longer recognized income or losses under the equity method of accounting. In August 2006, US BioEnergy filed a registration statement with the Securities and Exchange Commission to register shares of common stock for sale in an initial public offering (IPO), and in December 2006, the IPO was completed. The effect of the issuance of additional shares of US BioEnergy was to dilute our ownership interest down from approximately 25% to 21%. Due to US BioEnergy’s increase in equity, we recognized a non-cash net gain of $15.3 million during fiscal 2007 on our investment to reflect our proportionate share of the increase in the underlying equity of US BioEnergy. Our share of earnings from Ventura Foods, our packaged foods joint venture, net of allocated internal expenses, decreased $15.8 million during fiscal 2008 compared to fiscal 2007, primarily as the result of increased commodity prices reducing margins on the products sold compared to fiscal 2007. Oilseed processing earnings increased $23.5 million during fiscal 2008 compared to fiscal 2007, primarily due to improved margins in our crushing operations, partially offset by slightly reduced margins in our refining operations. Our share of earnings from our wheat milling joint ventures, net of allocated internal expenses, improved by $29.0 million in fiscal 2008 compared to fiscal 2007.

Corporate and Other generated income before income taxes of $12.3 million for the year ended August 31, 2008 compared to $12.2 million in fiscal 2007, an increase in earnings of $0.1 million (1%). This improvement was primarily attributable to our business solutions’ financial and hedging services.

Net Income attributable to CHS Inc.  Consolidated net income attributable to CHS Inc. for the year ended August 31, 2008 was $803.0 million compared to $756.7 million for the year ended August 31, 2007, which represented a $46.3 million (6%) increase.

Revenues.  Consolidated revenues of $32.2 billion for the year ended August 31, 2008 compared to $17.2 billion for the year ended August 31, 2007, which represented a $15.0 billion (87%) increase.

Total revenues include “other revenues” generated primarily within our Ag Business segment and Corporate and Other. Our Ag Business segment’s country operations elevators and agri-service centers derive other revenues from activities related to production agriculture, which include grain storage, grain cleaning, fertilizer spreading, crop protection spraying and other services of this nature, and our grain marketing operations receive other revenues at our export terminals from activities related to loading vessels. Corporate and Other derives revenues primarily from our hedging and insurance operations.

Our Energy segment revenues, after elimination of intersegment revenues, of $11.2 billion increased by $3.3 billion (42%) during the year ended August 31, 2008 compared to fiscal 2007. During the years ended August 31, 2008 and 2007, our Energy segment recorded revenues from our Ag Business segment of $322.5 million and $228.9 million, respectively. The net increase in revenues of $3.3 billion is comprised of a net increase of $3.0 billion related to price appreciation, primarily on refined fuels and a $253.7 million net increase in sales volume, primarily on renewable fuels marketing. Refined fuels revenues increased $2.5 billion (46%), of which $2.3 billion was related to a net average selling price increase and $158.3 million was attributable to increased volumes, compared to fiscal 2007. The sales price of refined fuels increased $0.88 per gallon (43%) and volumes increased 2% when comparing fiscal 2008 with fiscal 2007. Higher crude oil prices, strong global demand and limited refining capacity contributed to the increase in refined fuels selling prices. Renewable fuels marketing revenues increased $289.3 million (34%), mostly from a 28% increase in volumes when compared with the same period in the previous year. Propane revenues increased by $148.6 million (25%), of which $199.6 million related to an increase in the net average selling price, and were partially offset by $51.0 million related to a decrease in volumes, when compared to fiscal 2007. Propane sales volume decreased 6% in comparison to the same period of the prior year, while the average selling price increased $0.37 per gallon (34%). Propane prices tend to follow the prices of crude oil and natural gas, both of which increased during fiscal 2008 compared to the same period in 2007. Propane prices are also affected by changes in propane demand and domestic inventory levels. The decrease in propane volumes primarily reflects a loss of crop drying season with less moisture in the fall 2007 harvest and reduced demand due to higher prices.

Our Ag Business segment revenues, after elimination of intersegment revenues, of $19.7 billion increased $11.1 billion (130%) during the year ended August 31, 2008 compared to fiscal 2007. Grain revenues in our Ag Business segment totaled $15.0 billion and $7.1 billion during the years ended August 31, 2008 and 2007, respectively. Of the grain revenues increase of $7.8 billion (110%), $3.6 billion is attributable to increased volumes and $4.2 billion is due to increased average grain selling prices during fiscal 2008 compared to fiscal 2007. The average sales price of all grain and oilseed commodities sold reflected an increase of $3.19 per bushel (59%). The 2007 fall harvest produced good yields throughout most of the United States, with the quality of most grains rated as excellent or good. Despite the good harvest, prices for nearly all grain commodities increased because of strong demand, particularly for corn, which is used as the feedstock for most ethanol plants as well as for livestock feed. The average month-end market price per bushel of spring wheat, soybeans and corn increased approximately $5.62, $5.32 and $1.67, respectively, when compared to the prices of those same grains for fiscal 2007. Volumes increased 32% during fiscal 2008 compared with the same period of a year ago. Corn, wheat, soybeans and barley reflected the largest volume increases compared to fiscal 2007. In September 2007, we began recording revenues from the distributed crop nutrients business of Agriliance reflecting $2.7 billion for fiscal 2008. Our Ag Business segment revenues of $1.8 billion for products other than grain and wholesale crop nutrients increased by $554.2 million (43%) during fiscal 2008 compared to the same period in fiscal 2007, primarily the result of increased revenues of retail crop nutrients, energy, crop protection, feed, seed and processed sunflower products. Other revenues within our Ag Business segment of $177.4 million during fiscal 2008 increased $47.2 million (36%) compared to fiscal 2007, primarily from grain handling and service revenues.

Our Processing segment revenues, after elimination of intersegment revenues, of $1.3 billion increased $544.5 million (72%) during the year ended August 31, 2008 compared to fiscal 2007. Because our wheat milling and packaged foods operations are through non-consolidated joint ventures, sales revenues reported in our Processing segment are entirely from our oilseed processing operations. Higher average sales prices of processed oilseed increased revenues by $259.4 million, while processed soybean volumes increased 8%, accounting for an increase in revenues of $51.9 million. Oilseed refining revenues increased $216.6 million (60%), of which $220.2 million was due to higher average sales prices and were partially offset by $3.6 million due to a less than 1% decrease in sales volume. Oilseed flour revenues increased $8.0 million (49%). The average selling price of processed oilseed increased $124 per ton (69%) and the average selling price of refined oilseed products increased $0.20 per pound (61%) in fiscal 2008 compared to the same period of fiscal 2007. The changes in the average selling price of products are primarily driven by the higher price of soybeans.

Cost of Goods Sold.  Consolidated cost of goods sold of $31.0 billion for the year ended August 31, 2008 compared to $16.1 billion for the year ended August 31, 2007, which represents a $14.9 billion (92%) increase.

Our Energy segment cost of goods sold, after elimination of intersegment costs, of $10.7 billion increased by $3.7 billion (52%) during the year ended August 31, 2008 compared to fiscal 2007. The increase in cost of goods sold was primarily due to increased per unit costs for refined fuels and propane products. On a more product-specific basis, the average cost of refined fuels increased $0.93 per gallon (47%) and volumes increased 2% compared to fiscal 2007. On average we process approximately 55,000 barrels of crude oil per day at our Laurel, Montana refinery and 80,000 barrels of crude oil per day at NCRA’s McPherson, Kansas refinery. The aggregate average cost increase was primarily related to higher input costs at our two crude oil refineries and higher average prices on the refined products that we purchased for resale compared to fiscal 2007. The average per unit cost of crude oil purchased for the two refineries increased 67% compared to fiscal 2007. The average cost of propane increased $0.36 per gallon (33%), while volumes decreased 6% compared to fiscal 2007.

Our Ag Business segment cost of goods sold, after elimination of intersegment costs, of $19.1 billion increased $10.7 billion (128%) during the year ended August 31, 2008 compared to fiscal 2007. Grain cost of goods sold in our Ag Business segment totaled $14.6 billion and $7.0 billion during the years ended August 31, 2008 and 2007, respectively. The cost of grains and oilseed procured through our Ag Business segment increased $7.6 billion (108%) compared to fiscal 2007. This was the result of an increase of $3.06 (57%) in the average cost per bushel along with a 32% net increase in bushels sold as compared to the prior year. Corn, wheat, soybeans and barley reflected the largest volume increases compared to fiscal 2007. Commodity prices on spring wheat, soybeans and corn increased compared to the prices that were prevalent during the same period in fiscal 2007. In September 2007, we began recording cost of goods sold from the distributed crop nutrients business of Agriliance reflecting $2.5 billion for the year ended August 31, 2008. Our Ag Business segment cost of goods sold, excluding the cost of grains procured through this segment, increased during the year ended August 31, 2008 compared to fiscal 2007, primarily due to higher volumes and price per unit costs for crop nutrients, energy, feed, crop protection, seed and processed sunflower products. The volume increases resulted primarily from acquisitions made and reflected in the reporting periods.

Our Processing segment cost of goods sold, after elimination of intersegment costs, of $1.2 billion, increased $514.5 million (71%) during the year ended August 31, 2008 compared to fiscal 2007, which was primarily due to increased costs of soybeans in addition to volume increases in our soybean crushing operations.

Marketing, General and Administrative.  Marketing, general and administrative expenses of $330.0 million for the year ended August 31, 2008 increased by $84.6 million (35%) compared to fiscal 2007. The net increase of $84.6 million includes $35.6 million from our crop nutrients business reflected in our Ag Business segment, which was previously recorded in our equity investment reported earnings of Agriliance. The remaining net change of $49.0 million (20%) includes increased performance-based incentive plan expense, in addition to other employee benefits (primarily medical and pension), general inflation and acquisitions.

Gain on Investments.  Gain on investments of $29.2 million for the year ended August 31, 2008, increased by $8.6 million (42%). During fiscal 2007, we sold 540,000 shares of our CF stock, included in our Ag Business segment, for proceeds of $10.9 million, and recorded a pretax gain of $5.3 million, reducing our ownership interest in CF to approximately 2.9%. During fiscal 2008, we sold all of our remaining

1,610,396 shares of CF stock for proceeds of $108.3 million and recorded a pretax gain of $91.7 million. Also during fiscal 2008 included in our Energy and Ag Business segments and Corporate and Other were gains on securities sold of $35 thousand, $9.1 million and $0.9 million, respectively. These gains were partially offset by losses on investments of $72.5 million in our Processing segment. During the fiscal quarter ended August 31, 2008, we recorded an impairment of our investment in VeraSun by $71.7 million, based on VeraSun’s market value of $5.76 per share on August 29, 2008, as previously discussed. Also in August 2006, US BioEnergy, now VeraSun, filed a registration statement with the Securities and Exchange Commission to register shares of common stock for sale in an initial public offering (IPO), and in December 2006, the IPO was completed. The affect of the issuance of additional shares of US BioEnergy was to dilute our ownership interest down from approximately 25% to 21%. Due to US BioEnergy’s increase in equity, we recognized a non-cash net gain of $15.3 million during fiscal 2007 on our investment to reflect our proportionate share of the increase in the underlying equity of US BioEnergy.

Interest, net.  Net interest of $76.5 million for the year ended August 31, 2008 increased $45.4 million (146%) compared to fiscal 2007. Interest expense for the years ended August 31, 2008 and 2007 was $100.1 million and $63.5 million, respectively, reflecting an increase of $36.6 million. The average level of short-term borrowings increased $473.0 million (149%) during the year ended August 31, 2008 compared to fiscal 2007, while the average short-term interest rate decreased 1.70% (30%). Higher commodity prices and increased volumes, primarily within our Ag Business (including the additional working capital needs from our crop nutrients business), and Processing segments, increased those segments’ interest, net by $35.1 million and $7.2 million, respectively. Also, in October 2007, we entered into a private placement with several insurance companies and banks for additional long-term debt in the amount of $400.0 million with an interest rate of 6.18%, which primarily replaced short-term debt. For the years ended August 31, 2008 and 2007, we capitalized interest of $9.8 million and $11.7 million, respectively, primarily related to construction projects in our Energy segment for financing interest on our Laurel, Montana coker project. Interest income, generated primarily from marketable securities, was $13.9 million and $20.7 million for the years ended August 31, 2008 and 2007, respectively. The net decrease in interest income of $6.8 million (33%), was primarily Corporate and Other relating to a decrease of interest income on our hedging and other services, and was partially offset by increased interest income at NCRA within our Energy segment, which primarily relates to marketable securities.

Equity Income from Investments.  Equity income from investments of $150.4 million for the year ended August 31, 2008 increased $40.7 million (37%) compared to fiscal 2007. We record equity income or loss from the investments in which we have an ownership interest of 50% or less and have significant influence, but not control, for our proportionate share of income or loss reported by the entity, without consolidating the revenues and expenses of the entity in our Consolidated Statements of Operations. The net increase in equity income from investments was attributable to improved earnings from investments in our Energy, Ag Business and Processing segments, and Corporate and Other. These improvements included $0.6 million for Energy, $31.2 million for Ag Business, $8.2 million for Processing, and $0.7 million for Corporate and Other.

Our Ag Business segment generated improved earnings of $31.2 million from equity investments. Our share of equity investment earnings or losses in Agriliance and a Canadian agronomy joint venture decreased earnings by $37.0 million, primarily related to the distribution of their wholesale crop nutrient and crop protection products businesses, partially offset by improved margins for their southern retail operations. In September 2007, Agriliance distributed the assets of the crop nutrients business to us, and the assets of the crop protection business to Land O’Lakes. Agriliance continues to exist as a 50-50 joint venture and primarily operates an agronomy retail distribution business. We had improvements of $65.9 million from our share of equity investment earnings in our grain marketing joint ventures during the year ended August 31, 2008 compared to fiscal 2007. The improvements in earnings of our grain marketing equity investments were primarily related to increased volumes and improved margins on those volumes at export terminals. Our country operations business reported an aggregate increase in equity investment earnings of $2.3 million from several small equity investments.

Our Processing segment generated improved earnings of $8.2 million from equity investments. Our equity investment earnings from US BioEnergy, prior to the merger with VeraSun, were $6.7 million less during fiscal 2008 compared to fiscal 2007, primarily from reduced margins resulting from higher input costs. Ventura Foods, our vegetable oil-based products and packaged foods joint venture, recorded reduced earnings of $15.6 million, and Horizon Milling, our domestic and Canadian wheat milling joint ventures, along with a small milling investment, recorded combined improved earnings of $30.5 million, net compared to fiscal 2007. Ventura Foods’ decrease in earnings was primarily due to higher commodity prices resulting in lower margins on the products sold. A shifting demand balance for soybeans for both food and renewable fuels meant addressing supply and price challenges for both CHS and our Ventura Foods joint venture. Horizon Milling’s improved results were related to merchandising margins during our fiscal year ended August 31, 2008. Typically, results are affected by U.S. dietary habits and although the preference for a low carbohydrate diet appears to have reached the bottom of its cycle, milling capacity, which had been idled over the past few years because of lack of demand for flour products, can easily be put back into production as consumption of flour products increase, which may depress gross margins in the milling industry.

Our Energy segment generated increased equity investment earnings of $0.6 million primarily related to improved margins in an equity investment held by NCRA, and Corporate and Other generated improved earnings of $0.7 million from equity investment earnings, primarily from Cofina Financial, our financial services equity investment, as compared to fiscal 2007.

Income Taxes.  Income tax expense of $71.9 million for the year ended August 31, 2008, compares with $37.8 million for fiscal 2007, resulting in effective tax rates of 8.2% and 4.8%, respectively. During the year ended August 31, 2007, we recognized additional tax benefits of $9.6 million related to export incentive credits. The federal and state statutory rate applied to nonpatronage business activity was 38.9% for the years ended August 31, 2008 and 2007. The income taxes and effective tax rate vary each year based upon profitability and nonpatronage business activity during each of the comparable years.

Noncontrolling Interests.  Noncontrolling interests of $71.8 million for the year ended August 31, 2008, decreased by $74.3 million (51%) compared to fiscal 2007. This net decrease was a result of less profitable operations within our majority-owned subsidiaries compared to fiscal 2007. Substantially all noncontrolling interests relate to NCRA, an approximately 74.5% owned subsidiary, which we consolidate in our Energy segment.

Liquidity and Capital Resources

On November 30, 2009, we had working capital, defined as current assets less current liabilities, of $1,699.4 million and a current ratio, defined as current assets divided by current liabilities, of 1.5 to 1.0 compared to working capital of $1,626.4 million and a current ratio of 1.5 to 1.0 on August 31, 2009. On November 30, 2008, we had a working capital of $1,777.9 million and a current ratio of 1.4 to 1.0, compared to working capital of $1,738.6 million and a current ratio of 1.4 to 1.0 on August 31, 2008.

On November 30, 2009, our committed lines of credit consisted of a five-year revolving facility in the amount of $1.3 billion, which expires in May 2011 and a 364-day revolving facility in the amount of $300.0 million, which expires in February 2010. We do not intend to renew our expiring 364-day facility, but instead, intend to refinance it along with our five-year revolving facility during our third quarter of fiscal 2010. These credit facilities are established with a syndication of domestic and international banks, and our inventories and receivables financed with them are highly liquid. Late summer and fall are typically our lowest points of seasonal borrowings, and on November 30, 2009 and 2008, we had no amounts outstanding on either our five-year or our 364-day revolving facilities. We have two commercial paper programs totaling $125.0 million with banks participating in our five-year revolver. We had no commercial paper outstanding on November 30, 2009 and 2008. With our current cash balances and our available capacity on our committed lines of credit, we believe that we have adequate liquidity to cover any increase in net operating assets and liabilities and expected capital expenditures.

In addition, our wholly-owned subsidiary, Cofina Financial, makes seasonal and term loans to member cooperatives, businesses and individual producers of agricultural products included in our cash flows from investing activities, and has its own financing explained in further detail below under “Cash Flows from Financing Activities.”

Cash Flows from Operations

Cash flows from operations are generally affected by commodity prices and the seasonality of our businesses. These commodity prices are affected by a wide range of factors beyond our control, including weather, crop conditions, drought, the availability and the adequacy of supply and transportation, government regulations and policies, world events and general political and economic conditions. These factors are described in the cautionary statements and may affect net operating assets and liabilities and liquidity.

Our cash flows used in operating activities were $28.6 million for the three months ended November 30, 2009, compared to cash flows provided by operating activities of $997.3 million for the three months ended November 30, 2008. The fluctuation in cash flows when comparing the two periods is primarily from a net increase in operating assets and liabilities during the three months ended November 30, 2009, compared to a substantial net decrease in the three months ended November 30, 2008. Commodity prices increased during the three months ended November 30, 2009, and resulted in increased working capital needs compared to August 31, 2009. During the three months ended November 30, 2008, commodity prices declined significantly and resulted in much lower working capital needs compared to August 31, 2008.

Our operating activities used net cash of $28.6 million during the three months ended November 30, 2009. Net income of $122.5 million and net non-cash expenses and cash distributions from equity investments of $66.1 million were exceeded by an increase in net operating assets and liabilities of $217.2 million. The primary components of net non-cash expenses and cash distributions from equity investments included depreciation and amortization, including major repair costs, of $54.6 million and deferred taxes of $19.0 million, partially offset by income from equity investments, net of redemptions from those investments, of $6.9 million. The increase in net operating assets and liabilities was caused primarily by an increase in commodity prices reflected in increased receivables and inventories along with a decrease in customer credit balances, partially offset by increases in accounts payable and accrued expenses as well as customer advance payments on November 30, 2009, when compared to August 31, 2009. On November 30, 2009, the per bushel market prices of two of our three primary grain commodities, corn and spring wheat, increased by $0.77 (23%) and $0.33 (6%), respectively, while soybeans had a slight decrease of $0.40 (4%), when compared to the prices on August 31, 2009. In general, crude oil market prices increased $7 (10%) per barrel on November 30, 2009 compared to August 31, 2009. On November 30, 2009, fertilizer commodity prices affecting our wholesale crop nutrients and country operations retail businesses generally had little or no change, depending on the specific products, compared to prices on August 31, 2009. An increase in grain inventory quantities in our Ag Business segment of 52.3 million bushels (57%) also contributed to the increase in net operating assets and liabilities when comparing inventories at November 30, 2009 to August 31, 2009.

Our operating activities provided net cash of $997.3 million during the three months ended November 30, 2008. Net income of $159.4 million, net non-cash expenses and cash distributions from equity investments of $119.8 million and a decrease in net operating assets and liabilities of $718.1 million provided the cash flows from operating activities. The primary components of net non-cash expenses and cash distributions from equity investments included depreciation and amortization, including major repair costs, of $55.2 million, loss on investments of $55.0 million and redemptions from equity investments, net of income from those investments of $18.7 million. Loss on investments was previously discussed in “Results of Operations”, and primarily includes the impairment of our VeraSun investment, partially offset by the gain on the sale of our NYMEX Holdings common stock. The decrease in net operating assets and liabilities was caused primarily by a decline in commodity prices reflected in decreased receivables and inventories, and an increase in derivative liabilities, partially offset by a decrease in accounts payable and accrued expenses on November 30, 2008, when compared to August 31, 2008. On November 30, 2008, the per bushel market prices of our three primary grain commodities, corn, soybeans and spring wheat, decreased by $2.19 (39%), $4.49 (34%) and $2.62 (30%), respectively, when compared to the prices on August 31, 2008. Crude oil market prices decreased $61 (53%) per barrel on November 30, 2008 when compared to August 31, 2008. In addition, on November 30, 2008, fertilizer commodity prices affecting our wholesale crop nutrients and country operations retail businesses generally had decreases between 9% and 59%, depending on the specific products, compared to prices on August 31, 2008.

Cash flows provided by operating activities were $1,735.5 million, $805.8 million and $407.3 million for the years ended August 31, 2009, 2008 and 2007, respectively. The fluctuation in cash flows from operations between fiscal 2009 and 2008 was primarily from a net decrease in operating assets and liabilities during fiscal 2009, compared to a net increase in fiscal 2008, partially offset by decreased operating earnings in fiscal 2009. Commodity prices declined significantly during the year ended August 31, 2009, which resulted in lower working capital needs compared to August 31, 2008. The fluctuations in cash flows from operations between fiscal 2008 and 2007 was primarily the result of a smaller net increase in operating assets and liabilities during fiscal 2008 when compared to fiscal 2007.

Our operating activities provided net cash of $1,735.5 million during the year ended August 31, 2009. Net income of $440.4 million, net non-cash expenses and cash distributions from equity investments of $286.6 million and a decrease in net operating assets and liabilities of $1,008.5 million provided the net cash from operating activities. The primary components of net non-cash expenses and cash distributions from equity investments included depreciation and amortization, including amortization of major repair costs, of $221.3 million, loss on investments of $56.3 million and deferred taxes of $44.0 million, which were partially offset by income from equity investments, net of redemptions from those investments, of $25.4 million. Loss on investments was previously discussed in “Results of Operations,” and is primarily composed of the loss on our VeraSun investment, partially offset by gains from the sales of an agronomy investment and our NYMEX Holdings common stock. The decrease in net operating assets and liabilities was caused primarily by a decline in commodity prices reflected in decreased inventories and receivables, partially offset by a decrease in accounts payable, accrued expenses and customer advance payments on August 31, 2009 when compared to August 31, 2008. On August 31, 2009, the per bushel market prices of our three primary grain commodities, corn, spring wheat and soybeans, decreased by $2.42 (43%), $3.40 (39%) and $2.32 (17%), respectively, when compared to the spot prices on August 31, 2008. In general, crude oil market prices decreased $46 per barrel (39%) on August 31, 2009 when compared to August 31, 2008. In addition, on August 31, 2009 fertilizer commodity prices affecting our wholesale crop nutrients and country operations retail businesses reflected decreases between 45% and 71%, depending on the specific products, compared to prices on August 31, 2008. A decrease in grain inventory quantities in our Ag Business segment of 12.4 million bushels (12%) also contributed to the decrease in net operating assets and liabilities when comparing inventories at August 31, 2009 to August 31, 2008.

Our operating activities provided net cash of $805.8 million during the year ended August 31, 2008. Net income of $874.9 million and net non-cash expenses and cash distributions from equity investments of $158.1 million were partially offset by an increase in net operating assets and liabilities of $227.2 million. The primary components of net non-cash expenses and cash distributions from equity investments included depreciation and amortization, including amortization of major repair costs, of $210.4 million and deferred taxes of $26.0 million, which were partially offset by income from equity investments, net of distributions, of $40.4 million and a pretax net gain on investments of $29.2 million. Gains on investments were previously discussed in “Results of Operations”, and were primarily comprised of the gain on the sale of all of our shares of CF common stock, partially off set by an impairment of our VeraSun investment. The increase in net operating assets and liabilities was caused primarily by increased commodity prices reflected in increased inventories, receivables, derivative assets and hedging deposits included in other current assets, partially offset by an increase in accounts payable, accrued expenses, customer advance payments and derivative liabilities on August 31, 2008 when compared to August 31, 2007. On August 31, 2008, the per bushel market prices of our three primary grain commodities, corn, soybeans and spring wheat, increased by $2.44 (75%), $4.64 (53%) and $1.69 (24%), respectively, when compared to the spot prices on August 31, 2007. The affect of increased grain prices on our operating assets and liabilities was partially offset by a decrease in our Ag Business segment grain inventories of 44.7 million bushels (30%) when comparing inventories at August 31, 2008 to August 31, 2007. In general, crude oil market prices increased $41 per barrel (56%) on August 31, 2008 when compared to August 31, 2007. In addition, on August 31, 2008, fertilizer commodity prices affecting our country operations retail businesses reflected increases between 73% and 248%, depending on the specific products, compared to prices on August 31, 2007.

Our operating activities provided net cash of $407.3 million during the year ended August 31, 2007. Net income of $902.8 million and net non-cash expenses and cash distributions from equity investments of $142.3 million were partially offset by an increase in net operating assets and liabilities of $637.8 million. The primary components of net non-cash expenses and cash distributions from equity investments included depreciation and amortization, including major repair costs, of $163.8 million and deferred taxes of $50.9 million, which were partially offset by income from equity investments, net of distributions, of $43.0 million and a pretax gain on investments of $20.6 million. The increase in net operating assets and liabilities was caused primarily by increased commodity prices reflected in increased inventories, receivables, derivative assets and hedging deposits included in other current assets, partially offset by an increase in accounts payable, accrued expenses, derivative liabilities and customer advances on August 31, 2007 when compared to August 31, 2006. On August 31, 2007, the per bushel market prices of our three primary grain commodities, soybeans, spring wheat and corn, increased by $3.26 (60%), $2.37 (52%) and $0.92 (40%), respectively, when compared to the spot prices on August 31, 2006. In addition, grain inventories in our Ag Business segment increased by 39.6 million bushels (36%) when comparing inventories at August 31, 2007 to August 31, 2006. In general, crude oil prices increased $4 per barrel (5%) on August 31, 2007 when compared to August 31, 2006.

Crude oil prices have increased significantly over the fiscal 2009 low, and could be volatile in the future. Grain prices are influenced significantly by global projections of grain stocks available until the next harvest, which has been affected by demand from the ethanol industry in recent years. Grain prices declined during fiscal 2009 after much volatility during fiscal 2008 and 2007. Although grain prices were relatively stable during our first quarter of fiscal 2010, we anticipate continued price volatility, but within a narrower band of real values.

We expect our net operating assets and liabilities to increase through our second quarter of fiscal 2010, resulting in increased cash needs. Our second quarter has typically been the period of our highest short-term borrowings. We expect to increase crop nutrient and crop protection product inventories and prepayments to suppliers of these products in our wholesale crop nutrients and country operations businesses during our second quarter of fiscal 2010. At the same time, we expect this increase in net operating assets and liabilities to be partially offset by the collection of prepayments from our own customers for these products. Prepayments are frequently used for agronomy products to assure supply and at times to guarantee prices. In addition, during our second fiscal quarter of 2010, we will make payments on deferred payment contracts for those producers that sold grain to us during prior quarters and requested payment after the end of the calendar year. We believe that we have adequate capacity through our current cash balances and committed credit facilities to meet any likely increase in net operating assets and liabilities.

Cash Flows from Investing Activities

For the three months ended November 30, 2009 and 2008, the net cash flows used in our investing activities totaled $31.9 million and $77.1 million, respectively.

The acquisition of property, plant and equipment comprised the primary use of cash totaling $72.0 million and $61.7 million for the three months ended November 30, 2009 and 2008, respectively. For the year ending August 31, 2010, we expect to spend approximately $490.8 million for the acquisition of property, plant and equipment. Included in our projected capital spending through fiscal 2011 are expenditures to comply with an Environmental Protection Agency (EPA) regulation that requires the reduction of the benzene level in gasoline to be less than 0.62% volume by January 1, 2011. As a result of this regulation, our refineries will incur capital expenditures to reduce the current gasoline benzene levels to meet the new regulated levels. We anticipate the combined capital expenditures for benzene removal for our Laurel and NCRA refineries to be approximately $134 million. Total expenditures for this project as of November 30, 2009 were $42 million, of which $9 million was incurred during the three months ended November 30, 2009.

Expenditures for major repairs related to our refinery turnarounds during the three months ended November 30, 2009 and 2008, were $5.8 million and $1 thousand, respectively.

In October 2003, we and NCRA reached agreements with the EPA and the State of Montana’s Department of Environmental Quality and the State of Kansas Department of Health and Environment

regarding the terms of settlements with respect to reducing air emissions at our Laurel, Montana and NCRA’s McPherson, Kansas refineries. These settlements are part of a series of similar settlements that the EPA has negotiated with major refiners under the EPA’s Petroleum Refinery Initiative. The settlements take the form of consent decrees filed with the U.S. District Court for the District of Montana (Billings Division) and the U.S. District Court for the District of Kansas. Each consent decree details potential capital improvements, supplemental environmental projects and operational changes that we and NCRA have agreed to implement, at the relevant refinery, over several years. The consent decrees also required us and NCRA to pay approximately $0.5 million in aggregate civil cash penalties. As of November 30, 2009, the aggregate capital expenditures for us and NCRA related to these settlements were approximately $37 million, and we anticipate spending an additional $3 million before December 2011. We do not believe that the settlements will have a material adverse effect on us or NCRA.

Investments made during the three months ended November 30, 2009 and 2008, totaled $4.6 million and $89.9 million, respectively. During the three months ended November 30, 2008, we invested $76.3 million in Multigrain AG (Multigrain) for its increased capital needs resulting from expansion of its operations. Our ownership interest in Multigrain is approximately 40%, and is included in our Ag Business segment. Also during the three months ended November 30, 2008, we made a capital contribution of $10.0 million to Ventura Foods, included in our Processing segment.

Cash acquisitions of businesses, net of cash received, totaled $40.2 million during the three months ended November 30, 2008. As previously discussed, through August 31, 2008, we held a 49% ownership interest in Cofina Financial and accounted for our investment using the equity method of accounting. On September 1, 2008, we purchased the remaining 51% ownership interest for $53.3 million. The purchase price included cash of $48.5 million and the assumption of certain liabilities of $4.8 million.

Various cash acquisitions of intangibles were $1.3 million for the three months ended November 30, 2008.

Partially offsetting our cash outlays for investing activities during the three months ended November 30, 2009 were changes in notes receivable that resulted in a net increase in cash flows of $5.7 million. Of this change, a $17.4 million increase in cash flows is primarily due to the reduction of related party notes receivable at NCRA from its minority owners, partially offset by an $11.7 million decrease in cash flows from Cofina Financial notes receivable. During the three months ended November 30, 2008, changes in notes receivable resulted in an increase in cash flows of $96.3 million. Of this change, $58.8 million of the increase is from Cofina Financial notes receivable and the balance of $37.5 million is primarily from the reduction of related party notes receivable at NCRA from its minority owners.

Also partially offsetting our cash outlays for investing activities for the three months ended November 30, 2009 and 2008, were redemptions of investments we received totaling $42.5 million and $2.2 million, respectively. Of the redemptions received during the three months ended November 30, 2009, $40.0 million was a return of capital from Agriliance for proceeds the company received from the sale of many of its retail facilities. In December 2009, we received an additional $30.0 million in cash distributions from Agriliance. We also received proceeds of $16.1 million from the sale of our NYMEX Holdings common stock during the three months ended November 30, 2008. In addition, for the three months ended November 30, 2009 and 2008, we received proceeds from the disposition of property, plant and equipment of $2.3 million and $0.9 million, respectively.

For the years ended August 31, 2009, 2008 and 2007, the net cash flows used in our investing activities totaled $289.9 million, $663.7 million and $530.0 million, respectively.

Excluding investments in fiscal 2008, further discussed below, the acquisition of property, plant and equipment comprised the primary use of cash totaling $315.5 million, $318.6 million and $373.3 million for the years ended August 31, 2009, 2008 and 2007, respectively. Included in our total acquisitions of property, plant and equipment for fiscal 2009 were capital expenditures for an EPA mandated regulation that requires the reduction of the benzene level in gasoline to be less than 0.62% volume by January 1, 2011. We anticipate the combined capital expenditures to reduce the current gasoline benzene levels to the regulated levels for our

Laurel, Montana and NCRA refineries to be approximately $134 million, of which $33 million was spent during the year ended August 31, 2009. Included in our total acquisitions of property, plant and equipment for fiscal 2008 and 2007 were capital expenditures for the installation of a coker unit at our Laurel, Montana refinery, along with other refinery improvements, in the amounts of $132.5 million and $221.5 million, respectively. The coker project was completed in fiscal 2008, and allows us to extract a greater volume of high value gasoline and diesel fuel from a barrel of crude oil and less relatively low value asphalt.

Expenditures for major repairs related to our refinery turnarounds were $1.8 million, $21.7 million and $34.7 million during the years ended August 31, 2009, 2008 and 2007, respectively.

Investments made during the years ended August 31, 2009, 2008 and 2007 totaled $120.2 million, $370.2 million and $95.8 million, respectively.

During the year ended August 31, 2007, we invested $22.2 million in Multigrain AG (Multigrain) for a 37.5% equity position in a Brazil-based grain handling and merchandising company, Multigrain S.A., headquartered in Sao Paulo, Brazil. The venture, included in our Ag Business segment, operates grain storage, export facilities and grain production and builds on our South American soybean origination. During the year ended August 31, 2008, we increased our equity position through a purchase from an existing equity holder for $10.0 million, and also invested an additional $30.3 million which was used by Multigrain to invest in a joint venture that acquired production farmland and related operations. During fiscal 2009, we invested $76.3 million for Multigrain’s increased capital needs resulting from expansion of their operations. Our ownership interest is approximately 40%.

We have opened additional international offices between July 2007 and August 2009, which are included in our Ag Business segment, including Geneva, Switzerland; Kiev, Ukraine and Vostok, Russia for sourcing and marketing grains and oilseeds through the Black Sea and Mediterranean Basin regions to customers worldwide. We have announced our commitment to invest approximately $30 million in a construction project in the port of Odessa, Ukraine, with the resulting port facility to have grain storage capacity of 120,000 metric tons and the ability to load Panamax vessels at a pace of 20,000 metric tons per day. Offices in Hong Kong and Shanghai, China serve Pacific Rim customers receiving grains and oilseeds from our origination points in North and South America. The most recent grain merchandising office opened during fiscal 2009 is located in Barcelona, Spain, and subsequent to our fiscal year ended August 31, 2009, we opened another office in Buenos Aires, Argentina.

We have a 50% interest in Ventura Foods, a joint venture which produces and distributes primarily vegetable oil-based products, and is included in our Processing segment. During the years ended August 31, 2009 and 2008, we made capital contributions to Ventura Foods of $35.0 million and $20.0 million, respectively.

As previously discussed, in September 2007, Agriliance distributed its wholesale crop nutrients and crop protection assets to us and Land O’Lakes, respectively, and continues to operate its retail distribution business while further repositioning of that business occurs during fiscal 2010. During the year ended August 31, 2008, we made a $13.0 million net cash payment to Land O’Lakes in order to maintain equal capital accounts in Agriliance, and Land O’Lakes paid us $8.3 million for additional assets distributed to them by Agriliance related to joint venture ownership interests. In addition, during the year ended August 31, 2008 our net contribution to Agriliance was $235.0 million, which supported their working capital requirements for ongoing operations, with Land O’Lakes making equal contributions to Agriliance.

During the year ended August 31, 2007, we invested $15.6 million in Horizon Milling G.P. (24% CHS ownership), a joint venture included in our Processing segment, that acquired the Canadian grain-based foodservice and industrial businesses of Smucker Foods of Canada, whose operations include flour milling and dry baking mixing facilities in Canada. During the year ended August 31, 2008, we invested an additional $1.9 million in Horizon Milling G.P.

We purchased $70.0 million of common stock in US BioEnergy, an ethanol production company, during the year ended August 31, 2006, which is reflected in our Processing segment. During the years ended August 31, 2008 and 2007, we made additional investments of $6.5 million and $45.4 million, respectively.

Cash acquisitions of businesses, net of cash received, totaled $76.4 million, $47.0 million and $15.1 million during the years ended August 31, 2009, 2008 and 2007, respectively. As previously discussed, Cofina Financial became a wholly-owned subsidiary in fiscal 2009 when we purchased the remaining 51% ownership interest for $53.3 million. The purchase price included cash of $40.2 million, representing a $48.5 million payment net of cash received of $8.3 million, and the assumption of certain liabilities of $4.8 million. Also during fiscal 2009, our Ag Business segment had acquisitions of $36.2 million. In fiscal 2008, we purchased a soy-based food ingredients business included in our Processing segment and an energy and convenience store business included in our Energy segment. In addition, we acquired and paid for a distillers dried grain business included in our Ag Business segment during fiscal 2008 and 2007.

Various other cash acquisitions of intangible assets totaled $2.4 million, $3.4 million and $9.1 million during the years ended August 31, 2009, 2008 and 2007, respectively.

Partially offsetting our cash outlays for investing activities for the year ended August 31, 2009 were changes in notes receivable that resulted in a net increase in cash flows of $123.3 million. This net increase primarily includes an increase in cash flows of $161.2 million from Cofina Financial notes receivable from its customers, partially offset by a decrease in cash flows of $17.1 million from additional related party notes receivable at NCRA from its minority owners. For the years ended August 31, 2008 and 2007, changes in notes receivable resulted in net decreases in cash flows of $67.1 million and $29.3 million, respectively. During fiscal 2008, $46.0 million of the net decrease in cash flows resulted from a note receivable from Cofina Financial prior to it becoming a wholly-owned subsidiary, and the balance was primarily from related party notes receivable at NCRA from its minority owners. For fiscal 2007, the changes in notes receivable were primarily from related party notes receivable at NCRA.

Also partially offsetting our cash outlays for investing activities during the years ended August 31, 2009, 2008 and 2007 were proceeds from the sale of investments of $41.8 million, $122.1 million and $10.9 million, respectively, which were previously discussed in “Results of Operations.” These proceeds were primarily from the sale of an agronomy investment and our NYMEX Holdings common stock during fiscal 2009 and the sale of our CF common stock in fiscal 2008 and 2007. In addition, for the years ended August 31, 2009, 2008 and 2007 we received redemptions of investments totaling $39.8 million, $43.0 million and $4.9 million, respectively, and received proceeds from the disposition of property, plant and equipment of $10.8 million, $9.3 million and $13.5 million, respectively.

Cash Flows from Financing Activities

Working Capital Financing

We finance our working capital needs through short-term lines of credit with a syndication of domestic and international banks. In May 2006, we renewed and expanded our committed lines of revolving credit to include a five-year revolver in the amount of $1.1 billion, with the ability to expand the facility an additional $200.0 million. In October 2007, we expanded that facility, receiving additional commitments in the amount of $200.0 million from certain lenders under the agreement. The additional commitments increased the total borrowing capacity to $1.3 billion on the facility, with no outstanding drawn balance on November 30, 2009. In February 2009, we renewed our 364-day revolver with a syndication of banks for a committed amount of $300.0 million, with no outstanding drawn balance on November 30, 2009. In addition to these lines of credit, we have a committed revolving credit facility dedicated to NCRA, with a syndication of banks in the amount of $15.0 million. In December 2009, the line of credit dedicated to NCRA was renewed for an additional year. Our wholly-owned subsidiary, CHS Europe S.A., has uncommitted lines of credit to finance its normal trade grain transactions, which are collateralized by $15.1 million of inventories and receivables at November 30, 2009. On November 30, 2009, August 31, 2009 and November 30, 2008, we had total short-term indebtedness outstanding on these various facilities and other miscellaneous short-term notes payable totaling $18.6 million, $19.2 million and $6.5 million, respectively.

During fiscal 2007, we instituted two commercial paper programs, totaling up to $125.0 million, with two banks participating in our five-year revolving credit facility. Terms of our five-year revolving credit facility allow a maximum usage of commercial paper of $200.0 million at any point in time. These commercial paper programs do not increase our committed borrowing capacity in that we are required to have at least an equal amount of undrawn capacity available on our five-year revolving facility as to the amount of commercial paper issued. We had no commercial paper outstanding on November 30, 2009, August 31, 2009 and November 30, 2008.

Cofina Financial Financing

Cofina Funding, LLC (Cofina Funding), a wholly-owned subsidiary of Cofina Financial, has available credit totaling $237.0 million as of November 30, 2009, under note purchase agreements with various purchasers, through the issuance of short-term notes payable. Cofina Financial sells eligible commercial loans receivable it has originated to Cofina Funding, which are then pledged as collateral under the note purchase agreements. The notes payable issued by Cofina Funding bear interest at variable rates based on commercial paper and/or Eurodollar rates, with a weighted average Eurodollar interest rate of 1.74% as of November 30, 2009. Borrowings by Cofina Funding utilizing the issuance of commercial paper under the note purchase agreements totaled $92.0 million as of November 30, 2009. As of November 30, 2009, $55.0 million of related loans receivable were accounted for as sales when they were surrendered in accordance with accounting guidance on transfers of financial assets and extinguishments of liabilities. As a result, the net borrowings under the note purchase agreements were $37.0 million.

Cofina Financial also sells loan commitments it has originated to ProPartners Financial (ProPartners) on a recourse basis. The total capacity for commitments under the ProPartners program is $120.0 million. The total outstanding commitments under the program totaled $89.2 million as of November 30, 2009, of which $66.3 million was borrowed under these commitments with an interest rate of 1.99%.

Cofina Financial borrows funds under short-term notes issued as part of a surplus funds program. Borrowings under this program are unsecured and bear interest at variable rates ranging from 0.85% to 1.35% as of November 30, 2009, and are due upon demand. Borrowings under these notes totaled $139.8 million as of November 30, 2009.

Long-term Debt Financing

We typically finance our long-term capital needs, primarily for the acquisition of property, plant and equipment, with long-term agreements with various insurance companies and banks. In June 1998, we established a long-term credit agreement through cooperative banks, for which we paid the note in full during the year ended August 31, 2009. The amount outstanding on August 31, 2008, was $49.2 million. Repayments of $12.3 million were made on this facility during the three months ended November 30, 2008. Repayments of $49.2 million, $26.2 million and $23.0 million were made on this facility during the three years ended August 31, 2009, 2008 and 2007, respectively.

Also in June 1998, we completed a private placement offering with several insurance companies for long-term debt in the amount of $225.0 million with an interest rate of 6.81%. Repayments are due in equal annual installments during the years 2008 through 2013.

During the three months ended November 30, 2009 and 2008, no repayments were due. During each of the years ended August 31, 2009 and 2008, repayments totaled $37.5 million.

In January 2001, we entered into a note purchase and private shelf agreement with Prudential Insurance Company. The long-term note in the amount of $25.0 million has an interest rate of 7.9% and is due in equal annual installments of approximately $3.6 million in the years 2005 through 2011. A subsequent note for $55.0 million was issued in March 2001, related to the private shelf facility. The $55.0 million note has an interest rate of 7.43% and is due in equal annual installments of approximately $7.9 million in the years 2005 through 2011. During the three months ended November 30, 2009 and 2008, no repayments were due on these notes. During each of the years ended August 31, 2009, 2008 and 2007, repayments on these notes totaled $11.4 million.

In October 2002, we completed a private placement with several insurance companies for long-term debt in the amount of $175.0 million, which was layered into two series. The first series of $115.0 million has an interest rate of 4.96% and is due in equal semi-annual installments of approximately $8.8 million during the years 2007 through 2013. The second series of $60.0 million has an interest rate of 5.60% and is due in equal semi-annual installments of approximately $4.6 million during years 2012 through 2018. Repayments of $8.8 million were made on the first series notes during each of the three months ended November 30, 2009 and 2008. Repayments of $17.7 million were made on the first series notes during each of the years ended August 31, 2009, 2008 and 2007.

In March 2004, we entered into a note purchase and private shelf agreement with Prudential Capital Group. In April 2004, we borrowed $30.0 million under this arrangement. One long-term note in the amount of $15.0 million has an interest rate of 4.08% and is due in full at the end of the six-year term in 2010. Another long-term note in the amount of $15.0 million has an interest rate of 4.39% and is due in full at the end of the seven-year term in 2011. In April 2007, we amended our Note Purchase and Private Shelf Agreement with Prudential Investment Management, Inc. and several other participating insurance companies to expand the uncommitted facility from $70.0 million to $150.0 million. We borrowed $50.0 million under the shelf arrangement in February 2008, for which the aggregate long-term notes have an interest rate of 5.78% and are due in equal annual installments of $10.0 million during the years 2014 through 2018.

In September 2004, we entered into a private placement with several insurance companies for long-term debt in the amount of $125.0 million with an interest rate of 5.25%. The debt is due in equal annual installments of $25.0 million during years 2011 through 2015.

In October 2007, we entered into a private placement with several insurance companies and banks for long-term debt in the amount of $400.0 million with an interest rate of 6.18%. Repayments are due in equal annual installments of $80.0 million during the years 2013 through 2017.

In December 2007, we established a ten-year long-term credit agreement through a syndication of cooperative banks in the amount of $150.0 million with an interest rate of 5.59%. Repayments are due in equal semi-annual installments of $15.0 million each, starting in June 2013 through December 2018.

Through NCRA, we had revolving term loans that were paid in full during the year ended August 31, 2009. The amount outstanding on August 31, 2008 was $0.5 million. Repayments of $0.5 million, $2.5 million and $3.0 million were made during the years ended August 31, 2009, 2008 and 2007, respectively.

On November 30, 2009, we had total long-term debt outstanding of $1,061.4 million, of which $150.0 million was bank financing, $890.9 million was private placement debt and $20.5 million was industrial development revenue bonds, and other notes and contracts payable. On November 30, 2008, we had long-term debt outstanding of $1,168.4 million. On August 31, 2009, we had total long-term debt outstanding of $1,072.0 million, of which $899.8 million was private placement debt, $150.0 million was bank financing and $22.2 million was industrial revenue bonds and other notes and contracts payable. On August 31, 2008, we had long-term debt outstanding of $1,194.9 million. Our long-term debt is unsecured except for other notes and contracts in the amount of $10.1 million at November 30, 2009; however, restrictive covenants under various agreements have requirements for maintenance of minimum working capital levels and other financial ratios. We were in compliance with all debt covenants and restrictions as of November 30, 2009. The aggregate amount of long-term debt payable presented in the Management’s Discussion and Analysis in our Annual Report on Form 10-K for the year ended August 31, 2009, has not changed materially during the three months ended November 30, 2009. The aggregate amount of long-term debt payable as of August 31, 2009 was as follows (dollars in thousands):

2010	$83,492
2011	112,389
2012	95,209
2013	181,127
2014	154,959
Thereafter	444,777

$1,071,953

We did not have any new long-term borrowings during the three months ended November 30, 2009 or 2008. During the three months ended November 30, 2009 and 2008, we repaid long-term debt of $10.6 million and $22.1 million, respectively.

We did not have any new long-term borrowings during the year ended August 31, 2009. During the years ended August 31, 2008 and 2007, we borrowed $600.0 million and $4.1 million, respectively, on a long-term basis. During the years ended August 31, 2009, 2008 and 2007, we repaid long-term debt of $118.9 million, $99.5 million and $60.9 million, respectively.

Other Financing

During the three months ended November 30, 2009 and 2008, changes in checks and drafts outstanding resulted in an increase in cash flows of $46.0 million and a decrease in cash flows of $97.6 million, respectively. During the year ended August 31, 2009, changes in checks and drafts outstanding resulted in a decrease in cash flows of $119.3 million, and during the years ended August 31, 2008 and 2007, resulted in an increase in cash flows of $61.1 million and $85.4 million, respectively.

Distributions to noncontrolling interests for the three months ended November 30, 2009 and 2008, were $1.0 million and $9.6 million, respectively, and were primarily related to NCRA. Distributions to noncontrolling interests for the years ended August 31, 2009, 2008 and 2007 were $21.1 million, $63.1 million and $76.8 million, respectively, and were primarily related to NCRA.

In accordance with the bylaws and by action of the Board of Directors, annual net earnings from patronage sources are distributed to consenting patrons following the close of each fiscal year. Patronage refunds are calculated based on amounts using financial statement earnings. The cash portion of the patronage distribution is determined annually by the Board of Directors with the balance issued in the form of capital equity certificates. Consenting patrons have agreed to take both the cash and capital equity certificate portion allocated to them from our previous fiscal year’s income into their taxable income, and as a result, we are allowed a deduction from our taxable income for both the cash distribution and the allocated capital equity certificates, as long as the cash distribution is at least 20% of the total patronage distribution. The patronage earnings from the fiscal year ended August 31, 2009, are expected to be distributed during the three months ended February 28, 2010. Total patronage for the year ended August 31, 2009, is expected to be approximately $426.5 million. The cash portion of this distribution, deemed by the Board of Directors to be 35%, is expected to be approximately $149.3 million, and is classified as a currently liability on our November 30, 2009 and August 31, 2009 Consolidated Balance Sheets in dividends and equities payable.

By action of the Board of Directors, patronage losses incurred in fiscal 2009 from our wholesale crop nutrients business, totaling $60.2 million, were offset against capital equity certificates issued as the result of fiscal 2008 wholesale crop nutrients operating earnings and the gain on the sale of our CF Industries stock.

Redemptions of capital equity certificates approved by the Board of Directors are divided into two pools, one for non-individuals (primarily member cooperatives) who may participate in an annual pro-rata program for equities held by them and another for individuals who are eligible for equity redemptions at age 70 or upon death. The amount that each non-individual receives under the pro-rata program in any year is determined by multiplying the dollars available for pro-rata redemptions, if any that year, as determined by the Board of Directors, by a fraction, the numerator of which is the amount of patronage certificates eligible for redemption held by them, and the denominator of which is the sum of the patronage certificates eligible for redemption held by all eligible holders of patronage certificates that are not individuals. In accordance with authorization from the Board of Directors, we expect total redemptions related to the year ended August 31, 2009, that will be distributed in fiscal 2010, to be approximately $50.1 million, of which $2.3 million was redeemed in cash during the three months ended November 30, 2009 compared to $2.2 million during the three months ended November 30, 2008. Included in our planned redemptions during our second quarter of fiscal 2010, we intend to redeem approximately $37.0 million of capital equity certificates by issuing shares of our 8% Cumulative Redeemable Preferred Stock (Preferred Stock) pursuant to this prospectus and the registration statement of which it is a part.

For the years ended August 31, 2009, 2008 and 2007, we redeemed in cash, equities in accordance with authorization from the Board of Directors, in the amounts of $49.7 million, $81.8 million and $70.8 million, respectively. An additional $49.9 million, $46.4 million and $35.9 million of capital equity certificates were redeemed in fiscal 2009, 2008 and 2007, respectively, by issuance of shares of our Preferred Stock. The amount of equities redeemed with each share of Preferred Stock issued was $25.90, $25.65 and $26.09, which was the closing price per share of the stock on the NASDAQ Global Select Market on January 23, 2009, February 11, 2008 and February 8, 2007, respectively.

Our Preferred Stock is listed on the NASDAQ Global Select Market under the symbol CHSCP. On November 30, 2009, we had 10,976,107 shares of Preferred Stock outstanding with a total redemption value of approximately $274.4 million, excluding accumulated dividends. Our Preferred Stock accumulates dividends at a rate of 8% per year, which are payable quarterly, and is redeemable at our option. At this time, we have no current plan or intent to redeem any Preferred Stock. Dividends paid on our preferred stock during the three months ended November 30, 2009 and 2008, were $5.5 million and $4.5 million, respectively. Dividends paid on our preferred stock during the years ended August 31, 2009, 2008 and 2007 were $20.0 million, $16.3 million and $13.1 million, respectively.

Off Balance Sheet Financing Arrangements

Lease Commitments:

We have commitments under operating leases for various refinery, manufacturing and transportation equipment, rail cars, vehicles and office space. Some leases include purchase options at not less than fair market value at the end of the lease term.

Total rental expense for all operating leases, net of rail car mileage credits received from the railroad and sublease income for the years ended August 31, 2009, 2008 and 2007, was $61.1 million, $58.3 million and $44.3 million, respectively.

Minimum future lease payments required under noncancellable operating leases as of August 31, 2009 were as follows:

Total
(Dollars in millions)

2010	$43.3
2011	32.5
2012	25.0
2013	16.6
2014	9.1
Thereafter	20.7

Total minimum future lease payments	$147.2

Our lease commitments have not materially changed during the three months ended November 30, 2009.

Guarantees:

We are a guarantor for lines of credit and performance obligations of related companies. As of November 30, 2009, our bank covenants allowed maximum guarantees of $500.0 million, of which $20.6 million was outstanding. We have collateral for a portion of these contingent obligations. We have not recorded a liability related to the contingent obligations as we do not expect to pay out any cash related to them, and the fair values are considered immaterial. The underlying loans to the counterparties, for which we provide guarantees, are current as of November 30, 2009.

Debt:

There is no material off balance sheet debt.

Cofina Financial:

As of November 30, 2009, loans receivable of $55.0 million were accounted for as sales when they were surrendered in accordance with accounting guidance on transfers of financial assets and extinguishments of liabilities.

Contractual Obligations

We had certain contractual obligations at August 31, 2009 which require the following payments to be made:

	Payments Due by Period
		Less than	1 - 3	3 - 5	More than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
	(Dollars in thousands)

Notes payable(1)	$246,872	$246,872
Long-term debt(1)	1,071,953	83,492	$207,598	$336,086	$444,777
Interest payments(2)	269,243	62,663	104,690	66,300	35,590
Operating leases	147,196	43,299	57,476	25,717	20,704
Purchase obligations(3)	4,245,997	2,880,360	1,316,148	44,731	4,758
Other liabilities(4)	341,194		90,153	111,836	139,205

Total obligations	$6,322,455	$3,316,686	$1,776,065	$584,670	$645,034

(1)	Included on our Consolidated Balance Sheet.

(2)	Based on interest rates and long-term debt balances as of August 31, 2009.

(3)	Purchase obligations are legally binding and enforceable agreements to purchase goods or services that specify all significant terms, including fixed or minimum quantities; fixed, minimum or variable price provisions; and time of the transactions. Of our total purchase obligations at August 31, 2009, $1,370.1 million is included in accounts payable and accrued expenses on our Consolidated Balance Sheet.

(4)	Other liabilities include the long-term portion of deferred compensation, deferred income taxes and contractual redemptions, and are included on our Consolidated Balance Sheet. Of our total other liabilities on our Consolidated Balance Sheet at August 31, 2009, in the amount of $428.9 million, the timing of the payments of $87.8 million of such liabilities cannot be determined.

Our contractual obligations above did not materially change during the three months ended November 30, 2009, except for: contractual obligations increased during the three months ended November 30, 2009, primarily due to a 50% increase in grain commodity purchase contracts. This increase was due to a late harvest which resulted in more open contracts remaining in November 30, 2009 compared to August 31, 2009.

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires the use of estimates as well as management’s judgments and assumptions regarding matters that are subjective, uncertain or involve a high degree of complexity, all of which affect the results of operations and financial condition for the periods presented. We believe that of our significant accounting policies, the following may involve a higher degree of estimates, judgments and complexity.

Allowances for Doubtful Accounts

The allowances for doubtful accounts are maintained at a level considered appropriate by our management based on analyses of credit quality for specific accounts, historical trends of charge-offs and recoveries, and current and projected economic, market and other conditions. Different assumptions, changes in economic circumstances or the deterioration of the financial condition of our customers could result in additional provisions to the allowances for doubtful accounts and increased bad debt expense.

Inventory Valuation and Reserves

Grain, processed grains, oilseed and processed oilseeds are stated at net realizable values which approximates market values. All other inventories are stated at the lower of cost or market. The cost of certain energy inventories (wholesale refined products, crude oil and asphalt), are determined on the last-in, first-out (LIFO) method; all other energy inventories are valued on the first-in, first-out (FIFO) and average cost methods. Estimates are used in determining the net realizable value of grain and oilseed and processed grains and oilseeds inventories. These estimates include the measurement of grain in bins and other storage facilities, which use formulas in addition to actual measurements taken to arrive at appropriate quantity. Other determinations made by management include quality of the inventory and estimates for freight. Grain shrink reserves and other reserves that account for spoilage also affect inventory valuations. If estimates regarding the valuation of inventories, or the adequacy of reserves, are less favorable than management’s assumptions, then additional reserves or write-downs of inventories may be required.

Derivative Financial Instruments

We enter into exchange-traded commodity futures and options contracts to hedge our exposure to price fluctuations on energy, grain and oilseed transactions to the extent considered practicable for minimizing risk. We do not use derivatives for speculative purposes. Futures and options contracts used for hedging are purchased and sold through regulated commodity exchanges. We also use over-the-counter (OTC) instruments to hedge our exposure on flat price fluctuations. Fluctuations in inventory valuations, however, may not be completely hedged, due in part to the absence of satisfactory hedging facilities for certain commodities and geographical areas and, in part, to our assessment of our exposure from expected price fluctuations. We also manage our risks by entering into fixed-price purchase contracts with pre-approved producers and establishing appropriate limits for individual suppliers. Fixed-price sales contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. The fair value of futures and options contracts is determined primarily from quotes listed on regulated commodity exchanges. Fixed-price purchase and sales contracts are with various counterparties, and the fair values of such contracts are determined from the market price of the underlying product. We are exposed to loss in the event of nonperformance by the counterparties to the contracts and, therefore, contract values are reviewed and adjusted to reflect potential nonperformance. Risk of nonperformance by counterparties includes the inability to perform because of a counterparty’s financial condition and also the risk that the counterparty will refuse to perform a contract during periods of price fluctuations where contract prices are significantly different than the current market prices.

Pension and Other Postretirement Benefits

Pension and other postretirement benefits costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest costs, expected return on plan assets, mortality rates and other factors. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expenses and the recorded obligations in future periods. While our management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other postretirement obligations and future expenses.

Deferred Tax Assets

We assess whether a valuation allowance is necessary to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income, as well as other factors, in assessing the need for the valuation allowance, in the event that we were to determine that we would not be able to realize all, or part of, our net deferred tax assets in the future, an adjustment to our deferred tax assets would be charged to income in the period such determination was made. We are also significantly impacted by the utilization of loss carryforwards and tax benefits primarily passed to us from NCRA, which are associated with refinery upgrades that enable NCRA to produce ultra-low sulfur fuels. Our net operating loss carryforwards for tax purposes are available to offset future taxable income. If our loss carryforwards are not used, these loss carryforwards will expire. Our capital loss carryforwards are available to offset future capital gains. If we do not generate enough capital gains to offset these carryforwards, they will also expire.

Uncertain Tax Positions

Tax benefits related to uncertain tax positions are recognized in our financial statements if it is more likely than not that the position would be sustained upon examination by a tax authority that has full knowledge of all relevant information. The benefits are measured using a cumulative probability approach. Under this approach, we record in our financial statements the greatest amount of tax benefits that have a more than 50% probability of being realized upon final settlement with the tax authorities. In determining these tax benefits, we assign probabilities to a range of outcomes that we feel we could ultimately settle on with the tax authorities using all relevant facts and information available at the reporting date.

Long-Lived Assets

Depreciation and amortization of our property, plant and equipment is provided on the straight-line method by charges to operations at rates based upon the expected useful lives of individual or groups of assets. Economic circumstances, or other factors, may cause management’s estimates of expected useful lives to differ from actual.

All long-lived assets, including property, plant and equipment, goodwill, investments in unconsolidated affiliates and other identifiable intangibles, are evaluated for impairment on the basis of undiscounted cash flows, at least annually for goodwill, and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows and may differ from actual.

We have asset retirement obligations with respect to certain of our refineries and related assets due to various legal obligations to clean or dispose of various component parts at the time they are retired. However, these assets can be used for extended and indeterminate periods of time, as long as they are properly maintained or upgraded. It is our practice and current intent to maintain refinery and related assets and to continue making improvements to those assets based on technological advances. As a result, we believe that our refineries and related assets have indeterminate lives for purposes of estimating asset retirement obligations because dates or ranges of dates upon which we would retire a refinery and related assets cannot reasonably be estimated at this time. When a date or range of dates can reasonably be estimated for the retirement of any component part of a refinery or related asset, we will estimate the cost of performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.

Environmental Liabilities

Liabilities, including legal costs, related to remediation of contaminated properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of these costs are based on current available facts, existing technology, undiscounted site-specific costs and currently enacted laws and regulations. Recoveries, if any, are recorded in the period in which recovery is considered probable. It is often difficult to estimate the cost of environmental compliance, remediation and potential claims given the uncertainties regarding the interpretation and enforcement of applicable environmental laws and regulations, the extent of environmental contamination and the existence of alternate cleanup methods. All liabilities are monitored and adjusted as new facts or changes in law or technology occur and management believes adequate provisions have been made for environmental liabilities. Changes in facts or circumstances may have an adverse impact on our consolidated financial results.

Revenue Recognition

We record revenue from grain and oilseed sales after the commodity has been delivered to its destination and final weights, grades and settlement prices have been agreed upon. All other sales are recognized upon transfer of title, which could occur upon either shipment or receipt by the customer, depending upon the transaction. Amounts billed to a customer as part of a sales transaction related to shipping and handling are included in revenues. Service revenues are recorded only after such services have been rendered.

Effect of Inflation and Foreign Currency Transactions

We believe that inflation and foreign currency fluctuations have not had a significant effect on our operations during the three months ended November 30, 2009 or the three years ended August 31, 2009, since we conduct essentially all of our business in U.S. dollars.

Recent Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 168, “FASB Accounting Standards Codification” (ASC or Codification) as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (GAAP) that was launched on July 1, 2009. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents have been superseded and all other accounting literature not included in the Codification is considered nonauthoritative. The Codification is organized by topic, subtopic, section and paragraph, each of which is identified by a numerical designation. Following the Codification, the FASB will issue new standards in the form of Accounting Standards Updates which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. We adopted the Codification standard during the first quarter of fiscal 2010. There was no change to our consolidated financial statements due to the implementation of the Codification other than changes in reference to various authoritative accounting pronouncements in the notes to the consolidated financial statements.

In December 2008, the FASB issued ASC 715-20-65-2, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which expands the disclosure requirements about fair value measurements of plan assets for pension plans, postretirement medical plans and other funded postretirement plans. ASC 715-20-65-2 is effective for fiscal years ending after December 15, 2009, with early adoption permitted. We have chosen not to early adopt this guidance as it is only disclosure related, and will not have an impact on our financial position or results of operations.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of SFAS No. 140,” which has not been integrated into the Codification as of November 30, 2009. This statement requires additional disclosures concerning a transferor’s continuing involvement with transferred financial assets. SFAS No. 166 eliminates the concept of a “qualifying special-purpose entity” and changes the requirements for derecognizing financial assets. The guidance is effective for fiscal years beginning after November 15, 2009. We are currently evaluating the impact that the adoption will have on our consolidated financial statements in fiscal 2011.

In June 2009, the FASB issued ASC 860-10-65-2, “Amendments to FASB Interpretation No. 46(R),” which requires an enterprise to conduct a qualitative analysis for the purpose of determining whether, based on its variable interests, it also has a controlling interest in a variable interest entity. ASC 860-10-65-2 clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. ASC 860-10-65-2 requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. It also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. ASC 860-10-65-2 is effective for fiscal years beginning after November 15, 2009. We are currently evaluating the impact that the adoption will have on our consolidated financial statements in fiscal 2011.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We did not experience any material changes in market risk exposures for the period ended November 30, 2009, that affect the quantitative and qualitative disclosures presented below.

Commodity Price Risk

When we enter into a commodity purchase or sales commitment, we incur risks related to price change and performance (including delivery, quality, quantity and shipment period). We are exposed to risk of loss in the market value of positions held, consisting of inventory and purchase contracts at a fixed or partially fixed price in the event market prices decrease. We are also exposed to risk of loss on our fixed price or partially fixed price sales contracts in the event market prices increase.

Our hedging activities reduce the effects of price volatility, thereby protecting against adverse short-term price movements, but also limit the benefits of short-term price movements. To reduce the price change risks associated with holding fixed price commitments, we generally take opposite and offsetting positions by entering into commodity futures contracts or options, to the extent practical, in order to arrive at a net commodity position within the formal position limits we have established and deemed prudent for each commodity. These contracts are purchased and sold on regulated commodity futures exchanges for grain and regulated mercantile exchanges for refined products and crude oil. We also use over-the-counter (OTC) instruments to hedge our exposure on flat price fluctuations. The price risk we encounter for crude oil and most of the grain and oilseed volume we handle can be hedged. Price risk associated with fertilizer and certain grains cannot be hedged because there are no futures for these commodities and, as a result, risk is managed through the use of forward sales contracts and other pricing arrangements and, to some extent, cross-commodity futures hedging. These contracts are economic hedges of price risk, but are not designated or accounted for as hedging instruments for accounting purposes in any of our operations. They are recorded on our Consolidated Balance Sheets at fair values based on quotes listed on regulated commodity exchanges or are based on the market prices of the underlying products listed on the exchanges, with the exception of fertilizer and propane contracts, which are accounted for as normal purchase and normal sales transactions. Unrealized gains and losses on these contracts are recognized in cost of goods sold in our Consolidated Statements of Operations using market-based prices.

When a futures contract is entered into, an initial margin deposit must be sent to the applicable exchange or broker. The amount of the deposit is set by the exchange and varies by commodity. If the market price of a short futures contract increases, then an additional maintenance margin deposit would be required. Similarly, if the price of a long futures contract decreases, a maintenance margin deposit would be required and sent to the applicable exchange. Subsequent price changes could require additional maintenance margins or could result in the return of maintenance margins.

Our policy is to primarily maintain hedged positions in grain and oilseed. Our profitability from operations is primarily derived from margins on products sold and grain merchandised, not from hedging transactions. At any one time, inventory and purchase contracts for delivery to us may be substantial. We have risk management policies and procedures that include net position limits. These limits are defined for each commodity and include both trader and management limits. This policy and computerized procedures in our grain marketing operations require a review by operations management when any trader is outside of position limits and also a review by our senior management if operating areas are outside of position limits. A similar process is used in our energy and wholesale crop nutrients operations. The position limits are reviewed, at least annually, with our management and Board of Directors. We monitor current market conditions and may expand or reduce our net position limits or procedures in response to changes in those conditions. In addition, all purchase and sales contracts are subject to credit approvals and appropriate terms and conditions.

Hedging arrangements do not protect against nonperformance by counterparties to contracts. We primarily use exchange traded instruments, which minimize our counterparty exposure. We evaluate that exposure by reviewing contracts and adjusting the values to reflect potential nonperformance. Risk of nonperformance by counterparties includes the inability to perform because of a counterparty’s financial condition and also the risk that the counterparty will refuse to perform on a contract during periods of price fluctuations where contract prices are significantly different than the current market prices. We manage our risks by entering into fixed price purchase and sales contracts with preapproved producers and by establishing appropriate limits for individual suppliers. Fixed price contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. Historically, we have not experienced significant events of nonperformance on open contracts. Accordingly, we only adjust the estimated fair values of specifically identified contracts for nonperformance. Although we have established policies and procedures, we make no assurances that historical nonperformance experience will carry forward to future periods.

A 10% adverse change in market prices would not materially affect our results of operations, financial position or liquidity since our operations have effective economic hedging requirements as a general business practice.

Interest Rate Risk

We use fixed and floating rate debt to lessen the effects of interest rate fluctuations on interest expense. Short-term debt used to finance inventories and receivables is represented by notes payable with maturities of 30 days or less, so that our blended interest rate for all such notes approximates current market rates. During fiscal 2009, we entered into an interest rate swap with a notional amount of $150.0 million, expiring in 2010, to lock in the variable interest rate for $150.0 million of our $1.3 billion five-year revolving line of credit. Cofina Financial has interest rate swaps that lock the interest rates of the underlying loans with a combined notional amount of $21.5 million expiring at various times through fiscal 2018, with approximately half of the notional amount expiring during or prior to fiscal 2013. As of August 31, 2009, all of our interest rate swaps, including those of Cofina Financial, do not qualify for hedge accounting due to ineffectiveness caused by repayment of the borrowings or differences in underlying terms. As a result of these not qualifying for hedge accounting, changes in fair value are recorded in earnings within interest, net on the Consolidated Statements of Operations. Long-term debt used to finance non-current assets carries various fixed interest rates and is payable at various dates to minimize the effects of market interest rate changes. Our weighted-average interest rate on fixed rate debt outstanding on August 31, 2009 was approximately 5.9%.

The table below provides information about our outstanding debt and derivative financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents scheduled contractual principal payments and related weighted average interest rates for the fiscal years presented. For interest rate swaps, the table presents notional amounts for payments to be exchanged by expected contractual maturity dates for the fiscal years presented and interest rates noted in the table.

Expected Maturity Date

	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(Dollars in thousands)

Liabilities
Variable rate miscellaneous short-term notes payable	$19,183						$19,183	$19,183
Average interest rate	2.8%						2.8%
Variable rate Cofina Financial short-term notes payable	$227,689						$227,689	$227,689
Average interest rate	1.7%						1.7%
Fixed rate long-term debt	$83,492	$112,389	$95,209	$181,127	$154,959	$444,777	$1,071,953	$1,058,837
Average interest rate	6.0%	5.9%	5.9%	6.0%	5.9%	5.9%	5.9%
Interest Rate Derivatives
Variable to fixed notes payable interest rate swap	$150,000						$150,000	$4,051
Average pay rate	3.00%
Average receive rate(a)	0.27%
Variable to fixed Cofina Financial notes payable interest rate swaps	$19,517	$18,884	$18,884	$10,124	$8,257	$13,485	$89,151	$860

	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
	(Dollars in thousands)

Average pay rate(b)	range	range	range	range	range	range
Average receive rate(a)	0.27%	0.27%	0.27%	0.27%	0.27%	0.27%

(a)	One month LIBOR at August 31, 2009

(b)	Swaps expiring in fiscal 2010 through fiscal 2018 (15 total) with a range of rates from 1.98% to 5.23%

Foreign Currency Risk

We conduct essentially all of our business in U.S. dollars, except for grain marketing operations primarily in Brazil and Switzerland and purchases of products from Canada. We had minimal risk regarding foreign currency fluctuations during fiscal 2009 and in prior years, as substantially all international sales were denominated in U.S. dollars. From time to time, we enter into foreign currency contracts to mitigate currency fluctuations. Foreign currency fluctuations do, however, impact the ability of foreign buyers to purchase U.S. agricultural products and the competitiveness of U.S. agricultural products compared to the same products offered by alternative sources of world supply. As of November 30, 2009, we had no foreign currency contracts outstanding.

MANAGEMENT

The information specified in Items 10, 11, 12 and 13 of Part III of our Annual Report on Form 10-K for the year ended August 31, 2009 is incorporated herein by reference. Except as set forth below with regard to a newly elected director and recently re-elected directors, this information has not materially changed since our Annual Report on Form 10-K for the year ended August 31, 2009, was filed on November 10, 2009.

We held our Annual Meeting December 3rd through December 4th and the following new director was elected to the Board of Directors for a three-year term:

		Director
Name and Address	Age	Region	Since

David Bielenberg	60	6	2009
16425 Herigstad Road NE Silverton, OR 97381

David Bielenberg (2009):  Elected to the CHS Board of Directors in 2009, having previously served from 2002-2006. Director and former board president for Wilco Farmers Cooperative, Mount Angel, Oregon. Chair of the East Valley Water District and has been active in a broad range of agricultural and cooperative organizations. Holds a bachelor’s of science degree in agricultural engineering from Oregon State University, is a graduate of the Texas A & M University executive program for agricultural producers and achieved accreditation from the National Association of Corporate Directors. Operates a diverse agricultural business near Silverton, Oregon, which includes seed crops, vegetables, greenhouse plant production and timberland. Mr. Bielenberg’s principal occupation has been farming for the last five years or longer.

As of December 4, 2009, Mr. Bielenberg holds 9,130 shares of Preferred Stock. Mr. Bielenberg satisfies the definition of director independence set forth in the rules of the NASDAQ Global Select Market. Additionally, Mr. Bielenberg did not engage in any related party transactions with us during the year ended August 31, 2009.

The following directors were re-elected to the Board of Directors for a three-year term: Donald Anthony, Steve Fritel, David Kayser, Michael Mulcahey and Duane Stenzel. The following directors’ terms of office continued after the meeting: Bruce Anderson, Robert Bass, Dennis Carlson, Curt Eischens, Jerry Hasnedl, Randy Knecht, Greg Kruger, Rich Owen, Steve Riegel, Dan Schurr and Michael Toelle.

Director Duane Stenzel passed away on December 12, 2009.

DESCRIPTION OF THE PREFERRED STOCK

The following section summarizes the material terms and provisions of our preferred stock. This summary is not a complete legal description of our preferred stock and is qualified in its entirety by reference to our restated articles of incorporation, as amended, our bylaws, as amended, and the resolution of our Board of Directors establishing the preferred stock.

General

The shares of preferred stock are shares of a series of preferred equity securities created by our Board of Directors. Subject to the restrictions noted below under “Limitations and Restrictions on Future Issuances,” there is no limit on the number of shares in the series and shares may be issued from time to time. Our Board of Directors has expressly authorized the initial sale and subsequent transfer of the shares of preferred stock in accordance with our articles of incorporation.

The shares of preferred stock to be issued as described in this prospectus will be fully paid and nonassessable when issued.

Rank

As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the preferred stock ranks prior to:

•	any patronage refund (as that term is used in our bylaws), whether or not represented by a certificate, and any redemption thereof;

•	any other class or series of our capital stock designated by our Board of Directors as junior to the preferred stock; and

•	our common stock, if any.

Shares of any class or series of our capital stock that are not junior to the preferred stock rank equally with or senior to the preferred stock as to the payment of dividends and the distribution of assets.

Dividends

Holders of the preferred stock are entitled to receive quarterly dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose at the rate of $2.00 per share per year. Dividends are payable on March 31, June 30, September 30 and December 31 of each year (each a “payment date”), except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is payable without interest on the next day that is not a Saturday, Sunday or legal holiday. Dividends on the preferred stock are fully cumulative and accumulate without interest from and including the day immediately following the most recent date as to which dividends have been paid. The most recent date as to which dividends have been paid is December 31, 2009.

Dividends are computed on the basis of a 360-day year of twelve 30-day months. Each payment of dividends includes dividends to and including the date on which paid.

Dividends are paid to holders of record as they appear on our books ten business days prior to the relevant payment date. We may, in our sole discretion, pay dividends by any one or more of the following means:

•	check mailed to the address of the record holder as it appears on our books;

•	electronic transfer in accordance with instructions provided by the record holder; or

•	any other means mutually agreed between us and the record holder.

We may not make any distribution to the holders of any security that ranks junior to the preferred stock unless and until all accumulated and unpaid dividends on the preferred stock and on any other class or series of our capital stock that ranks equally with the preferred stock, including the full dividend for the then-current dividend period, have been paid or declared and set apart for payment. For these purposes, a “distribution” does not include any distribution made in connection with a liquidation, dissolution or winding up, which will be governed by the provisions summarized under “Liquidation Preference” below.

Liquidation Preference

In a liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the holders of the preferred stock are entitled to receive out of our available assets $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date of distribution. This distribution to the holders of the preferred stock will be made before any payment is made or assets distributed to the holders of any security that ranks junior to the preferred stock but after the payment of the liquidation preference of any of our securities that rank senior to the preferred stock. Any distribution to the holders of the preferred stock will be made ratably among the holders of the preferred stock and any other of our capital stock which ranks on a parity as to liquidation rights with the preferred stock in proportion to the respective preferential amounts to which each is entitled. After payment in full of the liquidation preference of the shares of preferred stock, the holders of the preferred stock will not participate further in the distribution of our assets.

Neither a consolidation or merger with another entity nor a sale or transfer of all or part of our assets for cash, securities or other property will constitute a liquidation, dissolution or winding up if, following the transaction, the preferred stock remains outstanding as duly authorized stock of us or any successor entity.

Redemption

At Our Option

We may, at our option, redeem at any time all, or from time to time any portion, of the preferred stock. Any optional redemption will be at a price of $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date fixed for redemption. If we redeem less than all of the then outstanding shares of preferred stock, we will designate the shares to be redeemed either by lot or in any other manner that our Board of Directors may determine or may effect the redemption pro rata. However, we may not redeem less than all of the then outstanding shares of preferred stock until all dividends accumulated and unpaid on all then outstanding shares of preferred stock have been paid for all past dividend periods. We have not redeemed any of our Preferred Stock. We have no current plan or intention to redeem the preferred stock.

At the Holder’s Option

If at any time there has been a change in control (as defined below), each record holder of shares of the preferred stock will have the right, for a period of 90 days from the date of the change in control, to require us to redeem all or any portion of the shares of preferred stock owned by that record holder. Not later than 130 days after the date of the change in control (or, if that date is a Saturday, Sunday or legal holiday, the next day that is not a Saturday, Sunday or legal holiday) we will redeem all shares the record holder has elected to have redeemed in a written notice delivered to us on or prior to the 90th day after the change in control. The redemption price is $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date fixed for redemption.

A “change in control” will have occurred if, in connection with a merger or consolidation that has been approved by our Board of Directors (prior to submitting the merger or consolidation to our members for approval), whether or not we are the surviving entity, those persons who were members of our Board of Directors on January 1, 2003, together with those persons who became members of our Board of Directors after that date at our annual meeting, have ceased to constitute a majority of our Board of Directors. Under the Minnesota cooperative statute, our members could initiate a merger or consolidation without the approval of our Board of Directors; a member-initiated merger or consolidation would not meet this definition and thus would not trigger a redemption right.

Mechanics of Redemption

Not less than 30 days prior to any redemption date pursuant to the exercise of our optional redemption right, we will give written notice to the holders of record of the shares of preferred stock to be redeemed. This notice will specify:

•	the redemption date;

•	the redemption price;

•	the number of shares of preferred stock held by the record holder that are subject to redemption;

•	the time, place and manner in which the holder should surrender the certificate or certificates, if any, representing the shares of preferred stock to be redeemed, including the steps that a holder should take with respect to any certificates which have been lost, stolen or destroyed or to any uncertificated shares; and

•	that from and after the redemption date, dividends will cease to accumulate on the shares and the shares will no longer be deemed outstanding.

On or after the redemption date, once a holder surrenders the certificate or certificates representing the shares of preferred stock called for redemption in the manner provided in the redemption notice or takes the appropriate steps with respect to lost, stolen or destroyed certificates or uncertificated shares, the holder will be entitled to receive payment of the redemption price. If fewer than all of the shares of preferred stock represented by a surrendered certificate or certificates are redeemed, we will issue a new certificate representing the unredeemed shares.

Effect of Redemption

From and after the redemption date, if funds necessary for the redemption are and have been irrevocably deposited or set aside, then:

•	dividends will cease to accumulate with respect to the shares of preferred stock called for redemption;

•	the shares will no longer be deemed outstanding;

•	the holders of the shares will cease to be shareholders; and

•	all rights with respect to the shares of preferred stock will terminate except the right of the holders to receive the redemption price, without interest.

Purchases

We may at any time and from time to time in compliance with applicable law purchase shares of preferred stock on the open market, pursuant to a tender offer or otherwise, at whatever price or prices and other terms we determine. We may not make any purchases at a time when there are accumulated but unpaid dividends for past dividend periods.

Voting

Except as described below, the holders of the preferred stock have only those voting rights that are required by applicable law. As a result, the holders of the preferred stock have very limited voting rights and, among other things, do not have any right to vote for the election of directors.

Unless the preferred stock is redeemed pursuant to its terms, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the preferred stock, voting separately as a class, is required:

•	for any amendment, alteration or repeal, whether by merger or consolidation or otherwise, of our articles of incorporation or the resolutions establishing the terms of the preferred stock, if the amendment, alteration or repeal adversely affects the rights or preferences of the preferred stock; and

•	to establish, by board resolution or otherwise, any class or series of our equity securities having rights senior to the preferred stock as to the payment of dividends or distribution of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary.

The creation and issuance of any other class of our securities ranking on a parity with or junior to the preferred stock, including an increase in the authorized number of shares of any such securities, will not be deemed to adversely affect the rights or preferences of the preferred stock.

Our Board of Directors’ ability to authorize, without preferred stockholder approval, the issuance of additional classes or series of preferred stock with conversion and other rights may adversely affect you as a holder of preferred stock or the rights of holders of any series of preferred stock that may be outstanding.

No Exchange or Conversion Rights; No Sinking Fund

Shares of the preferred stock are not exchangeable or convertible into other class or series of our capital stock or other securities or property. The preferred stock is not subject to the operation of a purchase, retirement or sinking fund.

Certain Charter Provisions

For a description of some of the provisions of our articles of incorporation that might have an effect of delaying, deferring or preventing a change in control of us, see “Membership in CHS and Authorized Capital — Certain Antitakeover Measures.”

As noted above under “Membership in CHS and Authorized Capital — Debt and Equity Instruments,” under our articles of incorporation all equity we issue (including the preferred stock) is subject to a first lien in favor of us for all indebtedness of the holder to us. However, we have not to date taken, and do not intend to take, any steps to perfect this lien against shares of the preferred stock.

No Preemptive Rights

Holders of the preferred stock have no preemptive right to acquire shares of any class or series of our capital stock.

Market for the Preferred Stock

The preferred stock is currently listed on the NASDAQ Global Select Market under the symbol “CHSCP.” The following is a listing of the high and low sales prices as listed on the NASDAQ Global Select Market for the preferred stock during our fiscal quarters ended November 30, 2009, August 31, 2009, May 31, 2009, February 28, 2009, November 30, 2008, August 31, 2008, May 31, 2008 and February 29, 2008:

	November 30,	August 31,	May 31,	February 28,	November 30,	August 31,	May 31,	February 29,
Price	2009	2009	2009	2009	2008	2008	2008	2008

High	$28.34	$27.40	$26.30	$26.20	$25.99	$25.84	$25.80	$25.95
Low	$26.90	$26.10	$25.03	$24.76	$24.50	$25.23	$24.25	$24.70

Transfer Agent and Registrar

Wells Fargo Bank, National Association serves as transfer agent and registrar with respect to the preferred stock.

COMPARISON OF RIGHTS OF HOLDERS OF PATRONS’
EQUITIES AND RIGHTS OF HOLDERS OF PREFERRED STOCK

The following describes the material differences between the rights that the patrons’ equities being redeemed provided to the members of CHS holding them and the rights that the preferred stock provides to the holders. While CHS believes that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire prospectus, including the sections entitled “Membership in CHS and Authorized Capital” and “Description of the Preferred Stock,” and refer to the documents discussed in those sections for a more complete understanding of the differences.

Priority on Liquidation

In a liquidation, dissolution or winding up of CHS, the rights of a holder of preferred stock rank senior to those of a holder of patrons’ equities.

Dividends

A holder of patrons’ equities is not entitled to any interest or dividends on those patrons’ equities. A holder of preferred stock is entitled to dividends as described under “Description of the Preferred Stock — Dividends.”

Redemption

Patrons’ equities are redeemable only at the discretion of our Board of Directors and in accordance with the terms of the redemption policy adopted by our Board of Directors, as in effect from time to time. See “Membership in CHS and Authorized Capital — Patrons’ Equities” for a description of the redemption policy as currently in effect. Shares of preferred stock are subject to redemption both at the option of CHS and at the holder’s option under certain circumstances, both as described under “Description of the Preferred Stock — Redemption.”

Voting Rights

Ownership of patrons’ equities does not, by itself, entail any voting rights, although the amount of patrons’ equities held by a member that is a cooperative association or a member that is part of a patron’s association is considered in the formula used to determine the level of the member’s voting rights of that cooperative association or patron’s association. See “Membership in CHS and Authorized Capital — Voting Rights.” Ownership of preferred stock entails the limited voting rights described under “Description of the Preferred Stock — Voting.”

Transfers

Patrons’ equities may not be transferred without the approval of our Board of Directors. Shares of preferred stock are not subject to any similar restrictions on transfer.

Market

There is no public market for patrons’ equities. The preferred stock is listed on the NASDAQ Global Select Market.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following summarizes the material federal income tax consequences of the issuance of shares of our preferred stock in redemption of patrons’ equities (the Exchange) and the consequences of the ownership, redemption and disposition of the preferred stock. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the Code), the final, temporary and proposed regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect). This summary addresses only the tax consequences to a person who is a U.S. holder of patrons’ equities or the preferred stock. You are a U.S. holder if you are:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or any entity treated as a corporation for U.S. federal income tax purposes, such as a cooperative) organized under the laws of the U.S. or any political subdivision of the U.S.;

•	an estate if its income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

This summary assumes that you will hold your shares of preferred stock as capital assets within the meaning of Section 1221 of the Code. The summary also assumes that all dividends will be paid as they accrue and that, if the preferred stock is redeemed, there will be no dividend arrearages at the time of redemption. The summary does not purport to deal with all aspects of federal taxation that may be relevant to your receipt of preferred stock pursuant to the Exchange, or to your ownership, redemption or disposition of the preferred stock, such as estate and gift tax consequences, nor does it deal with tax consequences arising under the laws of any state, local or other taxing jurisdiction. This summary also does not apply to you if you belong to a category of investors subject to special tax rules, such as dealers in securities, financial institutions, insurance companies, tax-exempt organizations, foreign persons, qualified retirement plans, individual retirement accounts, regulated investment companies, U.S. expatriates, pass-through entities or investors in pass-through entities or persons subject to the alternative minimum tax.

We can give no assurance that the Internal Revenue Service (the IRS) will take a similar view with respect to the tax consequences described below. We have not requested, nor do we plan to request, a ruling from the IRS on any tax matters relating to the Exchange or the preferred stock. We strongly encourage you to consult your own tax advisor regarding the federal, state, local and foreign tax consequences to you of the Exchange and of the ownership, redemption and disposition of the preferred stock in light of your particular tax circumstances.

The Exchange

Although no transaction closely comparable to the Exchange, as described in this prospectus, has been the subject of any Treasury regulation, ruling or administrative or judicial decision, we will receive an opinion from Dorsey & Whitney LLP that the exchange of patron’s equities for preferred stock should constitute a reorganization within the meaning of Section 368(a)(1)(E) of the Code.

You should be aware that the opinion of Dorsey & Whitney LLP will be subject to the following qualifications and assumptions: it relies on certifications of relevant facts by us, is based upon provisions of the Code, regulations and administrative and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect), is subject to the assumption that the Exchange will be effected in the manner described in this prospectus and is limited to the federal income tax matters expressly set forth therein. In addition, the opinion assumes that the fair market value of the preferred stock received will be approximately equal to the fair market value of the patrons’ equities surrendered in exchange therefor and that we have no current plan or intention to redeem the preferred stock. The opinion represents counsel’s legal judgment and is not binding on the IRS or the courts.

Assuming the exchange of patrons’ equities for preferred stock constitutes a reorganization within the meaning of Section 368(a)(1)(E), the following tax consequences will result:

1. We will be “a party to a reorganization” within the meaning of Section 368(b) of the Code.

2. We will recognize no gain or loss upon the receipt of the patrons’ equities in exchange for the preferred stock.

3. The participants will recognize no gain or loss on the exchange of patrons’ equities for preferred stock, assuming that Section 305(c) of the Code does not apply in connection with the Exchange.

4. Provided the participants recognize no gain or loss on the exchange of patrons’ equities for preferred stock, the basis of the preferred stock received by the participants in the transaction will be the same as the basis of the patrons’ equities surrendered in exchange therefor.

5. The holding period of the preferred stock received by each participant will include the period during which the participant held the patrons’ equities surrendered in exchange therefor, provided that the patrons’ equities surrendered were held as capital assets on the date of the Exchange and assuming that Section 305(c) of the Code does not apply in connection with the Exchange.

It is also the opinion of Dorsey & Whitney LLP that the preferred stock received by the participants in the Exchange, will not constitute “Section 306 stock” within the meaning of Section 306(c) of the Code. Accordingly, a disposition of the preferred stock will not be subject to Section 306(a) of the Code, which provides generally that the gross proceeds from the sale or redemption of Section 306 stock shall be treated either as ordinary income or as a distribution of property to which Section 301 of the Code (concerning amounts taxable as dividends) applies.

Dorsey & Whitney LLP expresses no opinion regarding whether Section 305(c) of the Code will apply in connection with the Exchange, considered alone or in connection with prior exchanges of patrons’ equities for preferred stock, including but not limited to, whether any participant in the Exchange or other holder of any equity interest in CHS will, as a result of the Exchange, be deemed to receive a constructive distribution to which Section 301 of the Code applies by means of Section 305(c) of the Code. Pursuant to Section 305(c) of the Code and applicable Treasury Regulations, a recapitalization may be deemed to result in the receipt of a taxable stock dividend by some shareholders of a corporation, if the recapitalization is pursuant to a plan to periodically increase a shareholder’s proportionate interest in the assets or earnings and profits of the corporation. The amount of any such deemed stock dividend would generally be equal to the amount of the increase in the shareholder’s proportionate interest in the assets or earnings and profits of a corporation. Although the matter is not free from doubt, we believe, based on the nature of cooperatives and cooperative taxation, in general and the terms and conditions of membership and authorized capital of CHS in particular, and the fact that the members in a cooperative share in the assets and earnings and profits of the cooperative primarily in accordance with each member’s patronage of the cooperative, which can and does typically vary from year to year, that the Exchange is not part of any plan to periodically increase the proportionate interests of any participants or other holder of any equity interest in CHS. Accordingly, although there is no authority directly on point, we believe that no participant in the Exchange or other holder of any equity interest in CHS will, as a result of the Exchange, be deemed to receive a taxable stock dividend pursuant to Section 305(c) of the Code. You should consult your own tax advisor about the possibility that Section 305(c) could apply in these circumstances.

Dividends and Other Distributions on the Preferred Stock

Distributions on the preferred stock are treated as dividends and taxable as ordinary income to the extent of our current or accumulated earnings and profits, as determined for federal income tax purposes taking into account the special rules applicable to cooperatives. Any distribution in excess of our current or accumulated earnings and profits is treated first as a nontaxable return of capital reducing your tax basis in the preferred stock. Any amount in excess of your tax basis is treated as a capital gain.

Dividends received by corporate holders of the preferred stock may be eligible for a dividends received deduction equal to 70% of the amount of the distribution, subject to applicable limitations, including limitations related to “debt financed portfolio stock” under Section 246A of the Code and to the holding period requirements of Section 246 of the Code. In addition, any amount received by a corporate holder that is treated as a dividend may constitute an “extraordinary dividend” subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in Treasury Regulations yet to be promulgated). Under Section 1059, a corporate holder generally must reduce the tax basis of all of the holder’s shares (but not below zero) by the “non-taxed portion” of any “extraordinary dividend” and, if the non-taxed portion exceeds the holder’s tax basis for the shares, must treat any excess as gain from the sale or exchange of the shares in the year the payment is received. If you are a corporate holder, we strongly encourage you to consult your own tax advisor regarding the extent, if any, to which these provisions may apply to you in light of your particular facts and circumstances. Under current law, qualifying dividends received by individual shareholders are taxed at a 15% rate. Under current law, this preferential rate expires as of December 31, 2010.

Sale or Exchange of Preferred Stock

On the sale or exchange of the preferred stock to a party other than us, you generally will realize capital gain or loss in an amount equal to the difference between (a) the amount of cash and the fair market value of any property you receive on the sale and (b) your adjusted tax basis in the preferred stock. We strongly encourage you to consult your own tax advisor regarding applicable rates, holding periods and netting rules for capital gains and losses in light of your particular facts and circumstances. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

Redemption of Preferred Stock

If we exercise our right to redeem the preferred stock or if you exercise your right to redeem the preferred stock upon a change in control, your surrender of the preferred stock for the redemption proceeds will be treated either as a payment received upon sale or exchange of the preferred stock or as a distribution with respect to all of your equity interests in us. Resolution of this issue will turn on the application of Section 302 of the Code to your individual facts and circumstances.

The redemption will be treated as gain or loss from the sale or exchange of the preferred stock (as discussed above under “Sale or Exchange of Preferred Stock”) if:

•	the redemption is “substantially disproportionate” with respect to you within the meaning of Section 302(b)(2) of the Code;

•	your interest in the preferred stock and any other equity interest in us is completely terminated (within the meaning of Section 302(b)(3) of the Code) as a result of such redemption; or

•	the redemption is “not essentially equivalent to a dividend” (within the meaning of Section 302(b)(1) of the Code). In general, redemption proceeds are “not essentially equivalent to a dividend” if the redemption results in a “meaningful reduction” of your interest in the issuer.

In determining whether any of these tests has been met, you must take into account not only shares of preferred stock and other equity interests in us (including patrons’ equities and other equity interests) that you actually own, but also shares and other equity interests that you constructively own within the meaning of Section 318 of the Code.

If none of the above tests giving rise to sale treatment is satisfied, then a payment made in redemption of the preferred stock will be treated as a distribution that is subject to the tax treatment described above under “Dividends and other Distributions on the Preferred Stock.” The amount of the distribution will be measured by the amount of cash and the fair market value of property you receive without any offset for your basis in the preferred stock. Your adjusted tax basis in the redeemed shares of preferred stock will be transferred to any of your remaining stock holdings in us. If, however, you have no remaining stock holdings in us, your basis could be lost.

We strongly encourage you to consult your own tax advisor regarding:

•	whether the redemption payment will qualify for sale or exchange treatment under Section 302 of the Code or, alternatively, will be characterized as a distribution; and

•	the resulting tax consequences to you in light of your individual facts and circumstances.

Backup Withholding

We may be required to withhold federal income tax at a rate of 28% from dividends and redemption proceeds paid to you if: (i) you fail to furnish us with your correct taxpayer identification number in the manner required, (ii) the IRS notifies us that your taxpayer identification number is incorrect, (iii) the IRS notifies us that you have failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect or (iv) when required to do so, you fail to certify that you are not subject to backup withholding. Any amounts withheld can be credited against your federal income tax liability.

PLAN OF DISTRIBUTION

On October 7, 2009, our Board of Directors authorized us to redeem, on a pro rata basis, $37,000,000 of our “patrons’ equities.” In connection with this redemption, shares of preferred stock issued in redemption of the patrons’ equities will be issued only to non-individual active members who have conducted business with us during the past five years and whose pro rata share of the redemption amount is equal to or greater than $500. See “Membership in CHS and Authorized Capital — Patrons’ Equities” for a description of patrons’ equities and our annual pro rata redemptions of patrons’ equities. The amount of patrons’ equities that will be redeemed with each share of preferred stock issued will be $     , which is the greater of $25.16 (equal to the $25.00 liquidation preference per share of preferred stock plus $0.16 of accumulated dividends from and including January 1, 2009 to and including January 29, 2009) or the closing price for one share of the preferred stock on the NASDAQ Global Select Market on January   , 2009, subject to the exceptions described below. We will not issue any fractional shares of preferred stock. The amount of patrons’ equities that would otherwise be issued as a fractional share to any member will instead be retained as part of that member’s patron’s equities.

We are issuing the shares of preferred stock directly to the relevant members. We have not engaged and will not engage any underwriter, broker-dealer, placement agent or similar agent or representative in connection with the issuance of the preferred stock described in this prospectus.

We will not pay any commissions or other compensation related to the issuance of the shares of preferred stock. We estimate that the total expenses of the issuance will be approximately $115,065, all of which we will bear.

Except in the circumstances described below, we will not prepare or distribute stock certificates to represent the shares of preferred stock so issued. Instead, we will issue the shares of preferred stock in book-entry form on the records of our transfer agent for the preferred stock (Wells Fargo Bank, National Association). Members who require a stock certificate should contact Wells Fargo Shareowner Services in writing or by telephone at the following address or telephone number:

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
(800) 468-9716

Some of our members have pledged their patrons’ equities and made those pledged patrons’ equities the subject of control agreements between us and various financial institutions. For these members, we will prepare stock certificates representing the shares issued in redemption of their patrons’ equities. We will retain those stock certificates subject to our control agreements with the relevant financial institutions until otherwise instructed by the relevant financial institution. We will also instruct the transfer agent to place a “stop transfer”

order with respect to those shares. Members whose shares are issued as described in this paragraph may obtain more information by contacting us in writing or by telephone at the following address or telephone number:

CHS Inc.
Attention: David Kastelic
Senior Vice President and General Counsel
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-3712

LEGAL MATTERS

Dorsey & Whitney LLP, Minneapolis, Minnesota, is providing an opinion that the shares of preferred stock issued pursuant to this prospectus have been duly authorized and validly issued and will be fully paid and nonassessable.

EXPERTS

The consolidated financial statements and financial statement schedule of CHS Inc. and subsidiaries as of August 31, 2009 and 2008 and for each of the three years in the period ended August 31, 2009 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Additionally, you can obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

The SEC allows us to “incorporate by reference” into this prospectus information we have filed with it. The information incorporated by reference is an important part of this prospectus and is considered to be part of this prospectus. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended August 31, 2009 (Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation and Part II, Item 8, Financial Statements and Supplementary Data of our Annual Report on Form 10-K have been revised within this prospectus and accompanying registration statement to reflect the provisions of authoritative guidance regarding the accounting for noncontrolling interests),

•	our Quarterly Report on Form 10-Q for the quarter ended November 30, 2009, and

•	our Current Reports on Form 8-K filed December 7, 2009 and December 14, 2009.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

CHS Inc.
Attention: Jodell M. Heller
Vice President and Controller
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-5270

We maintain a web site at www.chsinc.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge through our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

You should rely only on the information provided in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in it include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words and phrases such as “will likely result,” “are expected to,” “is anticipated,” “estimate,” “project” and similar expressions identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, but are not limited to, risks related to the level of commodity prices, loss of member business, competition, changes in the taxation of cooperatives, compliance with laws and regulations, environmental liabilities, perceptions of food quality and safety, business interruptions and casualty losses, access to equity capital, consolidation of producers and customers, fluctuations in prices for crude oil and refined petroleum products, alternative energy sources, the performance of our agronomy business, technological improvements and joint ventures. These risks and uncertainties are further described under “Risk Factors” and elsewhere in this prospectus.

We do not guarantee future results, levels of activity, performance or achievements and we wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date on which they were made.

F-i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members and Patrons of CHS Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of equities and comprehensive income and of cash flows present fairly, in all material respects, the financial position of CHS Inc. and its subsidiaries at August 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2009, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP

November 10, 2009, except for the effect of the application of authoritative guidance on accounting for noncontrolling interests discussed in Note 17, additional disclosures regarding major maintenance activities discussed in Notes 1 and 6 and additional disclosures regarding certain assumption changes effecting pension benefit obligations discussed in Note 10, as to which the date is January 29, 2010.

Minneapolis, Minnesota

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

	August 31
	2009	2008
	(Dollars in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$772,599	$136,540
Receivables	1,827,749	2,307,794
Inventories	1,526,280	2,368,024
Derivative assets	171,340	369,503
Other current assets	447,655	667,338

Total current assets	4,745,623	5,849,199
Investments	727,925	784,516
Property, plant and equipment	2,099,325	1,948,305
Other assets	296,972	189,958

Total assets	$7,869,845	$8,771,978

LIABILITIES AND EQUITIES
Current liabilities:
Notes payable	$246,872	$106,154
Current portion of long-term debt	83,492	118,636
Customer credit balances	274,343	224,349
Customer advance payments	320,688	644,822
Checks and drafts outstanding	86,845	204,896
Accounts payable	1,289,139	1,838,214
Derivative liabilities	306,116	273,591
Accrued expenses	308,720	374,898
Dividends and equities payable	203,056	325,039

Total current liabilities	3,119,271	4,110,599
Long-term debt	988,461	1,076,219
Other liabilities	428,949	423,742
Commitments and contingencies
Equities:
Equity certificates	2,214,824	2,036,921
Preferred stock	282,694	232,775
Accumulated comprehensive loss	(156,270)	(68,042)
Capital reserves	749,054	754,032

Total CHS Inc. equities	3,090,302	2,955,686
Noncontrolling interests	242,862	205,732

Total equities	3,333,164	3,161,418

Total liabilities and equities	$7,869,845	$8,771,978

The accompanying notes are an integral part of the consolidated financial statements.
CHS Inc. and Subsidiaries

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended August 31
	2009	2008	2007
	(Dollars in thousands)

Revenues	$25,729,916	$32,167,461	$17,215,992
Cost of goods sold	24,849,901	30,993,899	16,129,233

Gross profit	880,015	1,173,562	1,086,759
Marketing, general and administrative	355,299	329,965	245,357

Operating earnings	524,716	843,597	841,402
Loss (gain) on investments	56,305	(29,193)	(20,616)
Interest, net	70,487	76,460	31,098
Equity income from investments	(105,754)	(150,413)	(109,685)

Income before income taxes	503,678	946,743	940,605
Income taxes	63,304	71,861	37,784

Net income	440,374	874,882	902,821
Net income attributable to noncontrolling interests	58,967	71,837	146,098

Net income attributable to CHS Inc.	$381,407	$803,045	$756,723

The accompanying notes are an integral part of the consolidated financial statements.
CHS Inc. and Subsidiaries

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF EQUITIES AND COMPREHENSIVE INCOME

	For the Years Ended August 31, 2009, 2008 and 2007
						Accumulated
	Capital	Nonpatronage			Unallocated	Other	Allocated	Total
	Equity	Equity	Preferred	Patronage	Capital	Comprehensive	Capital	CHS Inc.	Noncontrolling	Total
	Certificates	Certificates	Stock	Refunds	Reserve	Income (Loss)	Reserve	Equities	Interests	Equities

Balances, September 1, 2006	$1,180,083	$27,173	$150,512	$243,100	$431,446	$13,102	$8,050	$2,053,466	$147,931	$2,201,397
Dividends and equity retirement determination	116,919			130,900	1,955			249,774		249,774
Patronage distribution	246,802			(374,000)	(5,860)			(133,058)		(133,058)
Equities retired	(70,402)	(382)						(70,784)		(70,784)
Capital equity certificates exchanged for preferred stock	(35,899)		35,899		(145)			(145)		(145)
Equities issued	10,132							10,132		10,132
Preferred stock dividends					(13,104)			(13,104)		(13,104)
Distributions to noncontrolling interests								—	(76,763)	(76,763)
Changes in dividends and equities payable								—	(6,592)	(6,592)
Other, net, including tax benefits pass to noncontrolling interests	(3,203)	(145)			168		(9)	(3,189)	(7,509)	(10,698)
Comprehensive income:
Net income				550,000	206,723			756,723	146,098	902,821
Other comprehensive income						62,353		62,353	(596)	61,757

Total comprehensive income								819,076	145,502	964,578

Adjustment to initially apply FASB Statement No. 158						(62,419)		(62,419)	(5,183)	(67,602)
Dividends and equities payable	(179,381)			(192,500)	(2,413)			(374,294)		(374,294)

Balances, August 31, 2007	1,265,051	26,646	186,411	357,500	618,770	13,036	8,041	2,475,455	197,386	2,672,841
Dividends and equity retirement determination	179,381			192,500	2,413			374,294		374,294
Patronage distribution	362,206			(550,000)	(7,210)			(195,004)		(195,004)
Equities retired	(81,295)	(500)						(81,795)		(81,795)
Capital equity certificates exchanged for preferred stock	(46,364)		46,364		(135)			(135)		(135)
Equities issued	4,680							4,680		4,680
Preferred stock dividends					(16,288)			(16,288)		(16,288)
Distributions to noncontrolling interests								—	(63,123)	(63,123)
Changes in dividends and equities payable								—	6,080	6,080
Other, net, including tax benefits pass to noncontrolling interests	(2,057)	(804)			429		(17)	(2,449)	(4,395)	(6,844)
Comprehensive income:
Net income				652,000	151,045			803,045	71,837	874,882
Other comprehensive loss						(81,078)		(81,078)	(2,053)	(83,131)

Total comprehensive income								721,967	69,784	791,751

Dividends and equities payable	(93,823)			(228,200)	(3,016)			(325,039)		(325,039)

Balances, August 31, 2008	1,587,779	25,342	232,775	423,800	746,008	(68,042)	8,024	2,955,686	205,732	3,161,418
Dividends and equity retirement determination	93,823			228,200	3,016			325,039		325,039
Patronage distribution	421,289			(652,000)	3,101			(227,610)		(227,610)
Equities retired	(49,291)	(361)						(49,652)		(49,652)
Capital equity certificates exchanged for preferred stock	(49,944)		49,944		(130)			(130)		(130)
Equities issued	19,594							19,594		19,594
Preferred stock dividends					(20,024)			(20,024)		(20,024)
Adoption of retirement plan measurement date change					(2,603)			(2,603)		(2,603)
Distributions to noncontrolling interests								—	(21,139)	(21,139)
Changes in dividends and equities payable								—	2,747	2,747
Other, net, including tax benefits pass to noncontrolling interests	(324)	(186)	(25)		414			(121)	2,960	2,839
Comprehensive income:
Net (loss) income	(60,000)			426,500	14,907			381,407	58,967	440,374
Other comprehensive loss						(88,228)		(88,228)	(6,405)	(94,633)

Total comprehensive income								293,179	52,562	345,741

Dividends and equities payable	(50,122)			(149,275)	(3,659)			(203,056)		(203,056)

Balances, August 31, 2009	$1,912,804	$24,795	$282,694	$277,225	$741,030	$(156,270)	$8,024	$3,090,302	$242,862	$3,333,164

The accompanying notes are an integral part of the consolidated financial statements.
CHS Inc. and Subsidiaries

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended August 31
	2009	2008	2007
	(Dollars in thousands)

Cash flows from operating activities:
Net income including noncontrolling interests	$440,374	$874,882	$902,821
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	196,350	181,263	140,596
Amortization of deferred major repair costs	24,999	29,146	23,250
Income from equity investments	(105,754)	(150,413)	(109,685)
Distributions from equity investments	80,403	110,013	66,693
Noncash patronage dividends received	(9,717)	(4,083)	(3,302)
Gain on sale of property, plant and equipment	(3,176)	(5,668)	(6,916)
Loss (gain) on investments	56,305	(29,193)	(20,616)
Deferred taxes	43,976	26,011	50,868
Other, net	3,221	1,093	1,377
Changes in operating assets and liabilities:
Receivables	692,540	(832,146)	(278,179)
Inventories	895,882	(517,515)	(528,288)
Derivative assets	198,163	(122,421)	(172,809)
Other current assets and other assets	186,217	(98,625)	(81,906)
Customer credit balances	47,946	113,501	44,030
Customer advance payments	(328,854)	275,386	79,138
Accounts payable and accrued expenses	(664,160)	827,997	211,469
Derivative liabilities	32,525	96,382	79,399
Other liabilities	(51,708)	30,152	9,346

Net cash provided by operating activities	1,735,532	805,762	407,286

Cash flows from investing activities:
Acquisition of property, plant and equipment	(315,505)	(318,559)	(373,300)
Proceeds from disposition of property, plant and equipment	10,769	9,336	13,548
Expenditures for major repairs	(1,771)	(21,662)	(34,664)
Investments	(120,181)	(370,248)	(95,834)
Investments redeemed	39,787	43,046	4,935
Proceeds from sale of investments	41,822	122,075	10,918
Joint venture distribution transaction, net	850	(4,737)
Changes in notes receivable	123,307	(67,119)	(29,320)
Acquisition of intangibles	(2,431)	(3,399)	(9,083)
Business acquisitions	(76,364)	(47,001)	(15,104)
Other investing activities, net	9,773	(5,444)	(2,051)

Net cash used in investing activities	(289,944)	(663,712)	(529,955)

Cash flows from financing activities:
Changes in notes payable	(251,225)	(565,022)	633,203
Long-term debt borrowings		600,000	4,050
Principal payments on long-term debt	(118,864)	(99,479)	(60,851)
Payments for bank fees on debt	(1,584)	(3,486)	(104)
Changes in checks and drafts outstanding	(119,301)	61,110	85,412
Distributions to noncontrolling interests	(21,139)	(63,123)	(76,763)
Costs incurred — capital equity certificates redeemed	(130)	(135)	(145)
Preferred stock dividends paid	(20,024)	(16,288)	(13,104)
Retirements of equities	(49,652)	(81,795)	(70,784)
Cash patronage dividends paid	(227,610)	(195,004)	(133,058)

Net cash (used in) provided by financing activities	(809,529)	(363,222)	367,856

Net increase (decrease) in cash and cash equivalents	636,059	(221,172)	245,187
Cash and cash equivalents at beginning of period	136,540	357,712	112,525

Cash and cash equivalents at end of period	$772,599	$136,540	$357,712

The accompanying notes are an integral part of the consolidated financial statements.
CHS Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1	Summary of Significant Accounting Policies

Organization

CHS Inc. (CHS or the Company) is an agricultural supply, energy and grain-based foods cooperative company organized for the mutual benefit of its members. Members of the cooperative are located across the United States. The Company provides a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies and agronomy products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. Revenues are both domestic and international.

Consolidation

The consolidated financial statements include the accounts of CHS and all of its wholly-owned and majority-owned subsidiaries and limited liability companies, including National Cooperative Refinery Association (NCRA) included in the Energy segment. The effects of all significant intercompany transactions have been eliminated.

The Company had various acquisitions during the three years ended August 31, 2009, which have been accounted for using the purchase method of accounting. Operating results of the acquisitions are included in the consolidated financial statements since the respective acquisition dates. The respective purchase prices were allocated to the assets, liabilities and identifiable intangible assets acquired based upon the estimated fair values. The excess purchase prices over the estimated fair values of the net assets acquired have been reported as goodwill.

Cash Equivalents

Cash equivalents include short-term, highly liquid investments with original maturities of three months or less at the date of acquisition.

Inventories

Grain, processed grain, oilseed and processed oilseed are stated at net realizable values which approximates market values. All other inventories are stated at the lower of cost or market. Costs for inventories produced or modified by the Company through a manufacturing process include fixed and variable production and raw material costs and in-bound freight costs for raw materials. Costs for inventories purchased for resale include the cost of products and freight incurred to place the products at the Company’s points of sales. The costs of certain energy inventories (wholesale refined products, crude oil and asphalt) are determined on the last-in, first-out (LIFO) method; all other inventories of non-grain products purchased for resale are valued on the first-in, first-out (FIFO) and average cost methods.

Derivative Financial Instruments and Hedging Activities

Statement of Financial Accounting Standards (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an Amendment of SFAS No. 133,” was required to be adopted for interim and annual periods beginning after November 15, 2008. Therefore, the Company adopted SFAS No. 161 during the second quarter of fiscal 2009. As SFAS No. 161 is only disclosure related, it did not have an impact on the Company’s financial position, results of operations or cash flows.

The Company’s derivative instruments primarily consist of commodity and freight futures and forward contracts and, to a minor degree, may include foreign currency and interest rate swap contracts. These contracts are economic hedges of price risk, but are not designated or accounted for as hedging instruments for accounting purposes. These contracts are recorded on the Company’s Consolidated Balance Sheets at fair values as discussed in Note 12, Fair Value Measurements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has netting arrangements for its exchange traded futures and options contracts and certain over-the-counter (OTC) contracts which are recorded on a net basis in the Company’s Consolidated Balance Sheets. Although Financial Accounting Standards Board (FASB) Staff Position (FSP) No. FASB Interpretation (FIN) 39-1 permits a party to a master netting arrangement to offset fair value amounts recognized for derivative instruments against the right to reclaim cash collateral or the obligation to return cash collateral under the same master netting arrangement, the Company has not elected to net its margin deposits.

As of August 31, 2009, the Company had the following outstanding contracts:

	Purchase	Sales
	Contracts	Contracts
	(Units in thousands)

Grain and oilseed — bushels	591,639	715,914
Energy products — barrels	8,879	12,456
Crop nutrients — tons	933	1,016
Ocean and barge freight — metric tons	3,493	3,316

As of August 31, 2009, the gross fair values of the Company’s derivative assets and liabilities were as follows:

(Dollars in thousands)

Derivative Assets:
Commodity and freight derivatives	$296,416

Derivative Liabilities:
Commodity and freight derivatives	$426,281
Interest rate derivatives	4,911

$431,192

After SFAS No. 161 was adopted in the second quarter of fiscal 2009, the gain (loss) for derivatives recognized in the Company’s Consolidated Statements of Operations by quarter was as follows:

	Location of
	Gain (Loss)	February 28	May 31	August 31
	(Dollars in thousands)

Commodity and freight derivatives	Cost of goods sold	$12,543	$(38,047)	$(58,336)
Foreign exchange derivatives	Cost of goods sold	(1,572)	(2,754)	(884)
Interest rate derivatives	Interest, net	(777)	(1,145)	(5,800)

		$10,194	$(41,946)	$(65,020)

Commodity and Freight Contracts

When the Company enters into a commodity or freight purchase or sales commitment, it incurs risks related to price change and performance (including delivery, quality, quantity and shipment period). The Company is exposed to risk of loss in the market value of positions held, consisting of inventory and purchase contracts at a fixed or partially fixed price in the event market prices decrease. The Company is also exposed to risk of loss on its fixed price or partially fixed price sales contracts in the event market prices increase.

The Company’s commodity contracts primarily relate to grain and oilseed, energy and fertilizer commodities. The Company’s freight contracts primarily relate to rail, barge and ocean freight transactions. The Company’s use of commodity and freight contracts reduces the effects of price volatility, thereby protecting against adverse short-term price movements, while limiting the benefits of short-term price movements. To reduce the price change risks associated with holding fixed price commitments, the Company generally takes opposite and offsetting positions by entering into commodity futures contracts or options, to the extent

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

practical, in order to arrive at a net commodity position within the formal position limits it has established and deemed prudent for each commodity. These contracts are purchased and sold through regulated commodity futures exchanges for grain, and regulated mercantile exchanges for refined products and crude oil. The Company also uses OTC instruments to hedge its exposure on flat price fluctuations. The price risk the Company encounters for crude oil and most of the grain and oilseed volumes it handles can be hedged. Price risk associated with fertilizer and certain grains cannot be hedged because there are no futures for these commodities and, as a result, risk is managed through the use of forward sales contracts and other pricing arrangements and, to some extent, cross-commodity futures hedging. Fertilizer and propane contracts are accounted for as normal purchase and normal sales transactions. The Company expects all normal purchase and normal sales transactions to result in physical settlement.

When a futures contract is entered into, an initial margin deposit must be sent to the applicable exchange or broker. These margin deposits are included in other current assets in the Company’s Consolidated Balance Sheets. The amount of the deposit is set by the exchange and varies by commodity. If the market price of a short futures contract increases, then an additional maintenance margin deposit would be required. Similarly, if the price of a long futures contract decreases, a maintenance margin deposit would be required and sent to the applicable exchange.

Subsequent price changes could require additional maintenance margins or could result in the return of maintenance margins.

The Company’s policy is to primarily maintain hedged positions in grain and oilseed. The Company’s profitability from operations is primarily derived from margins on products sold and grain merchandised, not from hedging transactions. At any one time, inventory and purchase contracts for delivery to the Company may be substantial. The Company has risk management policies and procedures that include net position limits. These limits are defined for each commodity and include both trader and management limits. This policy and computerized procedures in the Company’s grain marketing operations require a review by operations management when any trader is outside of position limits and also a review by the Company’s senior management if operating areas are outside of position limits. A similar process is used in the Company’s energy and wholesale crop nutrients operations. The position limits are reviewed, at least annually, with the Company’s management and the Board of Directors. The Company monitors current market conditions and may expand or reduce its net position limits or procedures in response to changes in those conditions. In addition, all purchase and sales contracts are subject to credit approvals and appropriate terms and conditions.

Hedging arrangements do not protect against nonperformance by counterparties to contracts. The Company primarily uses exchange traded instruments which minimizes its counterparty exposure. The Company evaluates exposure by reviewing contracts and adjusting the values to reflect potential nonperformance. Risk of nonperformance by counterparties includes the inability to perform because of counterparty’s financial condition and also the risk that the counterparty will refuse to perform on a contract during periods of price fluctuations where contract prices are significantly different than current market prices. The Company manages its risks by entering into fixed price purchase and sales contracts with preapproved producers and by establishing appropriate limits for individual suppliers. Fixed price contracts are entered into with customers of acceptable creditworthiness, as internally evaluated. Historically, the Company has not experienced significant events of nonperformance on open contracts. Accordingly, the Company only adjusts the estimated fair values of specifically identified contracts for nonperformance. Although the Company has established policies and procedures, it makes no assurances that historical nonperformance experience will carry forward to future periods.

Interest Rate Contracts

The Company uses fixed and floating rate debt to lessen the effects of interest rate fluctuations on interest expense. Short-term debt used to finance inventories and receivables is represented by notes payable with

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

maturities of 30 days or less, so that the Company’s blended interest rate for all such notes approximates current market rates. During fiscal 2009, the Company entered into an interest rate swap with a notional amount of $150.0 million, expiring in 2010, to lock in the interest rate for $150.0 million of its $1.3 billion five-year revolving line of credit. Cofina Financial, LLC (Cofina Financial) has interest rate swaps that lock the variable interest rates of the underlying loans with a combined notional amount of $21.5 million expiring at various times through fiscal 2018, with approximately half of the notional amount expiring during or prior to fiscal 2013. As of August 31, 2009, all of the Company’s interest rate swaps, including those of Cofina Financial, do not qualify for hedge accounting due to ineffectiveness caused by repayment of borrowings or differences in underlying terms. As a result of the swaps not qualifying for hedge accounting, changes in fair value are recorded in earnings within interest, net on the Consolidated Statements of Operations.

Foreign Exchange Contracts

The Company conducts essentially all of its business in U.S. dollars, except for grain marketing operations primarily in Brazil and Switzerland and purchases of products from Canada. The Company had minimal risk regarding foreign currency fluctuations during fiscal 2009 and in prior years, as substantially all international sales were denominated in U.S. dollars. From time to time, the Company enters into foreign currency futures contracts to mitigate currency fluctuations. Foreign currency fluctuations do, however, impact the ability of foreign buyers to purchase U.S. agricultural products and the competitiveness of U.S. agricultural products compared to the same products offered by alternative sources of world supply. As of August 31, 2009, the Company had no foreign currency contracts outstanding.

Investments

Investments in other cooperatives are stated at cost, plus patronage dividends received in the form of capital stock and other equities. Patronage dividends are recorded as a reduction to cost of goods sold at the time qualified written notices of allocation are received. Joint ventures and other investments, in which the Company has significant ownership and influence, but not control, are accounted for in the consolidated financial statements using the equity method of accounting. Investments in other debt and equity securities are considered available for sale financial instruments and are stated at fair value, with unrealized amounts included as a component of accumulated other comprehensive income (loss). Investments in debt and equity instruments are carried at amounts that approximate fair values. Investments in cooperatives and joint ventures have no quoted market prices.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line method by charges to operations at rates based upon the expected useful lives of individual or groups of assets (primarily 15 to 40 years for land improvements and buildings and 3 to 20 years for machinery, equipment, office and other). The cost and related accumulated depreciation and amortization of assets sold or otherwise disposed of are removed from the related accounts and resulting gains or losses are reflected in operations. Expenditures for maintenance and repairs and minor renewals are expensed, while costs of major renewals and betterments are capitalized.

The Company reviews property, plant and equipment and other long-lived assets in order to assess recoverability based on projected income and related cash flows on an undiscounted basis when triggering events occur. Should the sum of the expected future net cash flows be less than the carrying value, an impairment loss would be recognized. An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset.

The Company has asset retirement obligations with respect to certain of its refineries and related assets due to various legal obligations to clean and/or dispose of various component parts at the time they are retired. However, these assets can be used for extended and indeterminate periods of time, as long as they are properly

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

maintained and/or upgraded. It is the Company’s practice and current intent to maintain refinery and related assets and to continue making improvements to those assets based on technological advances. As a result, the Company believes that its refineries and related assets have indeterminate lives for purposes of estimating asset retirement obligations because dates or ranges of dates upon which the Company would retire a refinery and related assets cannot reasonably be estimated at this time. When a date or range of dates can reasonably be estimated for the retirement of any component part of a refinery or related asset, the Company will estimate the cost of performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price of an acquired entity over the amounts assigned to assets acquired and liabilities assumed. Goodwill and other intangible assets are reviewed for impairment annually or more frequently if impairment conditions arise, and those that are impaired are written down to fair value. Other intangible assets consist primarily of customer lists, trademarks and agreements not to compete. Intangible assets subject to amortization are expensed over their respective useful lives (ranging from 2 to 15 years). The Company has no material intangible assets with indefinite useful lives.

In the Company’s Energy segment, major maintenance activities (turnarounds) are accounted for under the deferral method. Turnarounds are the scheduled and required shutdowns of refinery processing units. The costs related to the significant overhaul and refurbishment activities include materials and direct labor costs. The costs of turnarounds are deferred when incurred and amortized on a straight-line basis over the period of time estimated to lapse until the next turnaround occurs, which is generally 2-3 years. The amortization expenses related to turnaround costs are included in cost of goods sold in the Consolidated Statements of Operations. The cash outflows related to these costs are included in investing activities in the Consolidated Statements of Cash Flows.

Revenue Recognition

The Company provides a wide variety of products and services, from production agricultural inputs such as fuels, farm supplies and crop nutrients to agricultural outputs that include grain and oilseed, processed grains and oilseeds and food products. Grain and oilseed sales are recorded after the commodity has been delivered to its destination and final weights, grades and settlement prices have been agreed upon. All other sales are recognized upon transfer of title, which could occur upon either shipment or receipt by the customer, depending upon the terms of the transaction. Amounts billed to a customer as part of a sales transaction related to shipping and handling are included in revenues. Service revenues are recorded only after such services have been rendered.

Environmental Expenditures

Liabilities, including legal costs, related to remediation of contaminated properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of environmental costs are based on current available facts, existing technology, undiscounted site-specific costs and currently enacted laws and regulations. Recoveries, if any, are recorded in the period in which recovery is received. Liabilities are monitored and adjusted as new facts or changes in law or technology occur. Environmental expenditures are capitalized when such costs provide future economic benefits.

Income Taxes

The Company is a nonexempt agricultural cooperative and files a consolidated federal income tax return with its 80% or more owned subsidiaries. The Company is subject to tax on income from nonpatronage sources and undistributed patronage-sourced income. Income tax expense is primarily the current tax payable for the period and the change during the period in certain deferred tax assets and liabilities. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reporting purposes and such amounts recognized for federal and state income tax purposes, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Valuation allowances have been established primarily for capital loss carryforwards.

Comprehensive Income

Comprehensive income primarily includes net income, unrealized net gains or losses on available for sale investments and changes in the funded status of pension and other postretirement plans. Total comprehensive income is reflected in the Consolidated Statements of Equities and Comprehensive Income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated events that have occurred subsequent to August 31, 2009, through January 29, 2010, the date these financial statements were issued, and has determined there were no material events requiring recognition or disclosure.

Recent Accounting Pronouncements

In December 2007, FASB issued SFAS No. 141(R), “Business Combinations.” SFAS No. 141(R) provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree, as well as the recognition and measurement of goodwill acquired in a business combination. SFAS No. 141(R) also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS No. 141(R) is effective for business combinations occurring in fiscal years beginning after December 15, 2008. Early adoption of SFAS No. 141(R) is not permitted. The impact of adopting SFAS No. 141(R) on CHS consolidated financial statements will depend on the nature and terms of business combinations completed beginning in the Company’s first quarter of fiscal 2010.

In April 2009, the FASB issued FSP SFAS No. 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies.” FSP SFAS No. 141(R)-1 amends and clarifies SFAS No. 141(R) on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. It is effective for business combinations occurring in fiscal years beginning on or after December 15, 2008. The impact of adopting FSP SFAS No. 141(R)-1 on CHS consolidated financial statements will depend on the nature and terms of business combinations completed beginning in the Company’s first quarter of fiscal 2010.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin (ARB) No. 51.” SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest (minority interest) in a subsidiary and for the deconsolidation of a subsidiary. Upon its adoption, noncontrolling interests will be classified as equity in our Consolidated Balance Sheets. Income and comprehensive income attributed to the noncontrolling interest will be included in our Consolidated Statements of Operations and our Consolidated Statements of Equities and Comprehensive Income. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The provisions of SFAS No. 160 must be applied retrospectively upon adoption. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

adoption of SFAS No. 160 will affect the presentation of these items in the Company’s consolidated financial statements beginning in the Company’s first quarter of fiscal 2010.

In December 2008, the FASB issued FSP SFAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which expands the disclosure requirements about fair value measurements of plan assets for pension plans, postretirement medical plans and other funded postretirement plans. FSP SFAS No. 132(R)-1 is effective for fiscal years ending after December 15, 2009, with early adoption permitted. The Company has chosen not to early adopt as FSP SFAS No. 132(R)-1 is only disclosure related, and will not have an impact on the Company’s financial position or results of operations.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of SFAS No. 140.” SFAS No. 166 requires additional disclosures concerning a transferor’s continuing involvement with transferred financial assets. SFAS No. 166 eliminates the concept of a “qualifying special-purpose entity” and changes the requirements for derecognizing financial assets. SFAS No. 166 is effective for fiscal years beginning after November 15, 2009. The Company is currently evaluating the impact that the adoption of SFAS No. 166 will have on its consolidated financial statements in fiscal 2011.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R),” which requires an enterprise to conduct a qualitative analysis for the purpose of determining whether, based on its variable interests, it also has a controlling interest in a variable interest entity. SFAS No. 167 clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. SFAS No. 167 requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. SFAS No. 167 also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009. The Company is currently evaluating the impact that the adoption of SFAS No. 167 will have on the consolidated financial statements in fiscal 2011.

In June 2009, the FASB issued SFAS No. 168, “FASB Accounting Standards Codification” (Codification) as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (GAAP) that was launched on July 1, 2009. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents have been superseded and all other accounting literature not included in the Codification is considered nonauthoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification is for disclosure only and will not impact the Company’s financial condition or results of operations. CHS is currently evaluating the impact to the financial reporting process of providing Codification references in public filings.

Note 2	Receivables

Receivables as of August 31, 2009 and 2008 were as follows:

	2009	2008
	(Dollars in thousands)

Trade accounts receivable	$1,482,921	$2,181,132
Cofina Financial notes receivable	254,419
Other	189,434	200,313

	1,926,774	2,381,445
Less allowances and reserves	99,025	73,651

	$1,827,749	$2,307,794

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Trade accounts receivable are initially recorded at a selling price, which approximates fair value, upon the sale of goods or services to customers. Cofina Financial notes receivable are reported at their outstanding principle balances as the Company has the ability and intent to hold these notes to maturity.

Note 3	Inventories

Inventories as of August 31, 2009 and 2008 were as follows:

	2009	2008
	(Dollars in thousands)

Grain and oilseed	$638,622	$918,514
Energy	496,114	596,487
Crop nutrients	114,832	399,986
Feed and farm supplies	198,440	371,670
Processed grain and oilseed	69,344	74,537
Other	8,928	6,830

	$1,526,280	$2,368,024

As of August 31, 2009, the Company valued approximately 17% of inventories, primarily crude oil and refined fuels within the Energy segment, using the lower of cost, determined on the LIFO method, or market (10% as of August 31, 2008). If the FIFO method of accounting had been used, inventories would have been higher than the reported amount by $311.4 million and $691.7 million at August 31, 2009 and 2008, respectively. During fiscal 2009 and 2008, energy inventory quantities were reduced, which resulted in liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of fiscal 2009 and 2008 purchases. The effect of the liquidation increased cost of goods sold by $5.3 million during 2009 and decreased cost of goods sold by $32.5 million during 2008.

Note 4	Investments

Investments as of August 31, 2009 and 2008 were as follows:

	2009	2008
	(Dollars in thousands)

Cooperatives:
Land O’Lakes, Inc.	$45,747	$40,542
CoBank, ACB	19,891	13,851
Ag Processing Inc.	18,594	18,799
Joint ventures:
Ventura Foods, LLC	245,525	156,394
Multigrain AG	141,179	65,573
United Country Brands, LLC (Agriliance LLC)	80,436	147,449
Horizon Milling, LLC	56,999	66,529
TEMCO, LLC	27,181	26,969
Horizon Milling G.P	19,137	20,242
Cofina Financial, LLC		41,378
VeraSun Energy Corporation		74,338
Other	73,236	112,452

	$727,925	$784,516

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has a 50% interest in Ventura Foods, LLC (Ventura Foods), a joint venture which produces and distributes primarily vegetable oil-based products included in the Company’s Processing segment. During the years ended August 31, 2009 and 2008, the Company made capital contributions to Ventura Foods of $35.0 million and $20.0 million, respectively. The Company accounts for Ventura Foods as an equity method investment and, as of August 31, 2009, its carrying value of Ventura Foods exceeded its share of their equity by $14.9 million, of which $2.0 million is being amortized with a remaining life of approximately three years. The remaining basis difference represents equity method goodwill. The following provides summarized unaudited financial information for Ventura Foods balance sheets as of August 31, 2009 and 2008 and statements of operations for the 12 months ended August 31, 2009, 2008 and 2007:

	2009	2008
	(Dollars in thousands)

Current assets	$441,406	$401,663
Non-current assets	464,356	485,382
Current liabilities	141,844	298,371
Non-current liabilities	303,665	308,312

	2009	2008	2007
	(Dollars in thousands)

Net sales	$2,055,768	$2,120,332	$1,637,998
Gross profit	269,269	162,756	208,938
Net income	125,190	29,303	64,156

The Company purchased $70.0 million of common stock in US BioEnergy Corporation (US BioEnergy), an ethanol production company, during the year ended August 31, 2006, which was reflected in the Processing segment. During the year ended August 31, 2007, the Company made additional investments of $45.4 million. In December 2006, US BioEnergy completed an initial public offering (IPO) and the effect of the issuance of additional shares of its stock was to dilute the Company’s ownership interest from approximately 25% to 21%. In addition, on August 29, 2007 US BioEnergy completed an acquisition with total aggregate net consideration comprised of the issuance of US BioEnergy common stock and cash. Due to US BioEnergy’s increase in equity, primarily from these two transactions, the Company recognized a non-cash net gain of $15.3 million on its investment during the year ended August 31, 2007 to reflect its proportionate share of the increase in the underlying equity of US BioEnergy. During the first quarter of fiscal 2008, the Company purchased additional shares of US BioEnergy common stock for $6.5 million. Through March 31, 2008, the Company was recognizing its share of the earnings of US BioEnergy using the equity method of accounting. Effective April 1, 2008, US BioEnergy and VeraSun Energy Corporation (VeraSun) completed a merger and the Company’s ownership interest in the combined entity was reduced to approximately 8%, compared to an approximate 20% interest in US BioEnergy prior to the merger. As part of the merger transaction, the Company’s shares held in US BioEnergy were converted to shares held in the surviving company, VeraSun, at 0.810 per share. As a result of the Company’s change in ownership interest, it no longer had significant influence, and therefore, no longer accounted for VeraSun using the equity method. Due to the continued decline of the ethanol industry and other considerations, the Company determined that an impairment of its VeraSun investment was necessary during fiscal 2008, and as a result, based on VeraSun’s market value of $5.76 per share on August 29, 2008, an impairment charge of $71.7 million was recorded in loss (gain) on investments. Subsequent to August 31, 2008, the market value of VeraSun’s stock price continued to decline, and on October 31, 2008, VeraSun filed for relief under Chapter 11 of the U.S. Bankruptcy Code. Consequently, the Company’s management determined an additional impairment was necessary based on VeraSun’s market value of $0.28 per share on November 3, 2008, and recorded an impairment charge of $70.7 million ($64.4 million, net of taxes) during its first quarter of fiscal 2009. The impairments did not affect the Company’s cash flows and did not have a bearing upon its compliance with any covenants under its credit facilities. Due to the outcome of the VeraSun bankruptcy, during the third quarter of fiscal 2009, the Company wrote off the remaining investment of $3.6 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the year ended August 31, 2007, the Company invested $22.2 million in Multigrain AG (Multigrain) for a 37.5% equity position in a Brazil-based grain handling and merchandising company, Multigrain S.A., headquartered in Sao Paulo, Brazil. The venture, included in the Company’s Ag Business segment, includes grain storage, export facilities and grain production and builds on the Company’s South American soybean origination. During the year ended August 31, 2008, the Company increased its equity position through a purchase from an existing equity holder for $10.0 million and also invested an additional $30.3 million which was used by Multigrain to invest in a joint venture that acquired production farmland and related operations. During the first quarter of fiscal 2009, the Company invested $76.3 million for Multigrain’s increased capital needs resulting from expansion of its operations. The Company’s current ownership interest is 39.35%.

Agriliance LLC (Agriliance) is owned and governed by United Country Brands, LLC (50%) and Land O’Lakes, Inc. (Land O’Lakes) (50%). United Country Brands, LLC is 100% owned by CHS. The Company accounts for its Agriliance investment using the equity method of accounting within the Ag Business segment. Prior to September 1, 2007, Agriliance was a wholesale and retail crop nutrients and crop protection products company. In September 2007, Agriliance distributed the assets of the crop nutrients business to the Company and the assets of the crop protection business to Land O’Lakes. Due to the Company’s 50% ownership interest in Agriliance and the 50% ownership interest of Land O’Lakes, each company was entitled to receive 50% of the distributions from Agriliance. Given the different preliminary values assigned to the assets of the crop nutrients and the crop protection businesses of Agriliance, at the closing of the distribution transactions Land O’Lakes owed the Company $133.5 million. Land O’Lakes paid the Company $32.6 million in cash, and in order to maintain equal capital accounts in Agriliance, they also paid down certain portions of Agriliance’s debt on the Company’s behalf in the amount of $100.9 million. Values of the distributed assets were finalized after the closing, and in October 2007, the Company made a true-up payment to Land O’Lakes in the amount of $45.7 million, plus interest. During fiscal 2009, the final true-up amount was determined, and the Company received $0.9 million from Land O’Lakes.

The distribution of assets the Company received from Agriliance for the crop nutrients business had a book value of $248.2 million. The Company recorded 50% of the value of the net assets received at book value due to the Company’s ownership interest in those assets when they were held by Agriliance and 50% of the value of the net assets at fair value using the purchase method of accounting. Values assigned to the net assets distributed to the Company were:

(Dollars in thousands)

Receivables	$5,219
Inventories	174,620
Other current assets	256,390
Investments	6,096
Property, plant and equipment	29,682
Other assets	11,717
Customer advance payments	(206,252)
Accounts payable	(5,584)
Accrued expenses	(3,163)

Total net assets received	$268,725

During the year ended August 31, 2008, the Company’s net contribution to Agriliance was $235.0 million, which supported its working capital requirements for ongoing operations, with Land O’Lakes making equal contributions to Agriliance. During the year ended August 31, 2009, the Company received a $25.0 million distribution from Agriliance as a return of capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Agriliance continues to exist as a 50-50 joint venture and primarily operates and sells agronomy products on a retail basis. The Company, with Land O’Lakes, has sold or reached agreement to sell a substantial number of the Agriliance retail facilities to various third parties, as well as to the Company and to Land O’Lakes. Sales which have not yet closed are anticipated to close in fiscal 2010.

Cofina Financial, a finance company formed in fiscal 2005, makes seasonal and term loans to member cooperatives and businesses and to individual producers of agricultural products. Through August 31, 2008, the Company accounted for its 49% ownership interest in Cofina Financial, within Corporate and Other, using the equity method of accounting. On September 1, 2008, Cofina became a wholly-owned subsidiary when the Company purchased the remaining 51% ownership interest for $53.3 million. The purchase price included cash of $48.5 million and the assumption of certain liabilities of $4.8 million.

During the year ended August 31, 2009, the Company sold its available-for-sale investment of common stock in the New York Mercantile Exchange (NYMEX Holdings) for proceeds of $16.1 million and recorded a pretax gain of $15.7 million. The Company also received proceeds of $25.5 million from the sale of a Canadian agronomy investment during the year ended August 31, 2009 and recorded a gain of $2.8 million.

After a fiscal 2005 IPO transaction for CF Industries Inc., CHS held an ownership interest in CF Industries Holdings, Inc. (the post-IPO name) of approximately 3.9% or 2,150,396 shares. During the year ended August 31, 2007, CHS sold 540,000 shares of the stock for proceeds of $10.9 million, and recorded a pretax gain of $5.3 million. During the year ended August 31, 2008, CHS sold all of its remaining 1,610,396 shares of stock for proceeds of $108.3 million and recorded a pretax gain of $91.7 million.

Various agreements with other owners of investee companies and a majority-owned subsidiary set out parameters whereby CHS may buy and sell additional interests in those companies, upon the occurrence of certain events, at fair values determinable as set forth in the specific agreements.

Note 5	Property, Plant and Equipment

A summary of property, plant and equipment as of August 31, 2009 and 2008 was as follows:

	2009	2008
	(Dollars in thousands)

Land and land improvements	$110,635	$104,306
Buildings	497,956	474,399
Machinery and equipment	2,879,984	2,763,288
Office and other	94,429	90,061
Construction in progress	243,929	89,795

	3,826,933	3,521,849
Less accumulated depreciation and amortization	1,727,608	1,573,544

	$2,099,325	$1,948,305

Depreciation expense for the years ended August 31, 2009, 2008 and 2007 was $180.9 million, $162.9 million and $135.1 million, respectively.

The Company is leasing certain of its wheat milling facilities and related equipment to Horizon Milling, LLC under an operating lease agreement. The net book value of the leased milling assets at August 31, 2009 and 2008 was $65.3 million and $70.8 million, respectively, net of accumulated depreciation of $65.1 million and $59.6 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6	Other Assets

Other assets as of August 31, 2009 and 2008 were as follows:

	2009	2008
	(Dollars in thousands)

Goodwill	$17,346	$3,804
Customer lists, less accumulated amortization of $12,336 and $7,454, respectively	22,689	20,216
Non-compete covenants, less accumulated amortization of $3,173 and $2,668, respectively	6,785	3,265
Trademarks and other intangible assets, less accumulated amortization of $17,291 and $17,215, respectively	20,862	25,918
Prepaid pension and other benefits	52,934	64,023
Capitalized major maintenance	30,075	53,303
Cofina Financial notes receivable	125,447
Notes receivable	7,796	12,356
Other	13,038	7,073

	$296,972	$189,958

On September 1, 2008, the Company purchased the remaining 51% ownership interest of Cofina Financial, resulting in $6.9 million of goodwill. During the year ended August 31, 2009, the Company had acquisitions in its Ag Business segment, which resulted in $8.4 million of goodwill reflecting the purchase price allocations. Also during the year ended August 31, 2009, dispositions in the Company’s Energy and Ag Business segments resulted in a decrease in goodwill of $1.7 million.

Intangible assets acquired as part of business acquisitions during the years ended August 31, 2009, 2008 and 2007 totaled $10.6 million, $18.6 million and $6.5 million, respectively, and during fiscal 2009 were from acquisitions in our Ag Business segment. During fiscal 2008, the Company purchased a soy-based food ingredients business included in the Processing segment and a distillers dried grain business included in the Ag Business segment acquired and paid for in fiscal 2008 and 2007. Various other cash acquisitions of intangibles totaled $2.4 million, $3.4 million and $9.1 million during the years ended August 31, 2009, 2008 and 2007, respectively.

Intangible assets amortization expense for the years ended August 31, 2009, 2008 and 2007 was $12.2 million, $15.9 million and $3.2 million, respectively. The estimated amortization expense related to intangible assets subject to amortization for the next five years will approximate $11.4 million for the first year, $8.2 million for each of the next three years and $3.1 million for the following year.

Cash expenditures for major maintenance for the fiscal years ended August 31, 2009, 2008 and 2007 were $1.8 million, $21.7 million and $34.7 million, respectively. Amortization of capitalized major maintenance costs were $25.0 million, $29.1 million and $23.3 million during the fiscal years ended August 31, 2009, 2008 and 2007, respectively. There were no write-offs related to major maintenance during the years ended August 31, 2009 and 2008. Write-offs related to major maintenance were $2.2 million for the fiscal year ended August 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7	Notes Payable and Long-Term Debt

Notes payable and long-term debt as of August 31, 2009 and 2008 consisted of the following:

	Interest Rates at
	August 31, 2009	2009	2008
		(Dollars in thousands)

Notes payable(a)(k)	0.96% to 8.50%	$19,183	$106,154
Cofina Financial notes payable(l)	1.00% to 2.04%	227,689

		$246,872	$106,154

Long-term debt:
Revolving term loans from cooperative and other banks, payable in installments through 2009(b)(k)			$49,700
Revolving term loans from cooperative and other banks, payable in equal installments beginning in 2013 through 2018(c)(k)	5.59%	$150,000	150,000
Private placement, payable in equal installments beginning in 2013 through 2017(d)(k)	6.18%	400,000	400,000
Private placement, payable in equal installments through 2013(e)(k)	6.81%	150,000	187,500
Private placement, payable in installments through 2018(f)(k)	4.96% to 5.60%	121,923	139,615
Private placement, payable in equal installments beginning in 2011 through 2015(g)(k)	5.25%	125,000	125,000
Private placement, payable in equal installments through 2011(h)(k)	7.43% to 7.90%	22,857	34,286
Private placement, payable in its entirety in 2010(i)(k)	4.08%	15,000	15,000
Private placement, payable in its entirety in 2011(i)(k)	4.39%	15,000	15,000
Private placement, payable in equal installments beginning in 2014 through 2018(i)(k)	5.78%	50,000	50,000
Industrial revenue bonds, payable in its entirety in 2011	5.23%	3,925	3,925
Other notes and contracts(j)	1.89% to 12.17%	18,248	24,829

Total long-term debt		1,071,953	1,194,855
Less current portion		83,492	118,636

Long-term portion		$988,461	$1,076,219

	2009	2008

Weighted-average interest rates at August 31:
Notes payable	2.84%	2.73%
Cofina Financial notes payable	1.71%
Long-term debt	5.93%	5.90%

(a)	The Company finances its working capital needs through short-term lines of credit with a syndication of domestic and international banks. One of these revolving lines of credit is a five-year $1.3 billion committed facility, with no amount outstanding on August 31, 2009, compared to $75.0 million outstanding on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

August 31, 2008. During fiscal 2009, the Company renewed its 364-day revolving line of credit with a syndication of banks for a committed amount of $300.0 million, with no amounts outstanding on August 31, 2009 and 2008. In addition to these short-term lines of credit, the Company has a one-year committed credit facility dedicated to NCRA, with a syndication of banks in the amount of $15.0 million, with no amounts outstanding on August 31, 2009 and 2008. Our wholly-owned subsidiary, CHS Europe S.A., has uncommitted lines of credit to finance its normal trade grain transactions, of which $15.7 million and $31.2 million was outstanding on August 31, 2009 and 2008, respectively, and was collateralized by certain inventories and receivables. The Company has two commercial paper programs totaling up to $125.0 million with two banks participating in the five-year revolving credit facility. The commercial paper programs do not increase the committed borrowing capacity in that the Company is required to have at least an equal amount of undrawn capacity available on the five-year revolving facility as to the amount of commercial paper issued. On August 31, 2009 and 2008, there was no commercial paper outstanding. Miscellaneous short-term notes payable totaled $3.5 million on August 31, 2009.

(b)	The Company established a long-term credit agreement, which committed $200.0 million of long-term borrowing capacity to the Company through May 31, 1999, of which $164.0 million was drawn before the expiration date of that commitment.

(c)	In December 2007, the Company established a 10-year long-term credit agreement through a syndication of cooperative banks in the amount of $150.0 million.

(d)	In October 2007, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $400.0 million.

(e)	In June 1998, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $225.0 million.

(f)	In October 2002, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $175.0 million.

(g)	In September 2004, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $125.0 million.

(h)	In January 2001, the Company entered into a note purchase and private shelf agreement with Prudential Insurance Company. A long-term note was issued for $25.0 million and a subsequent note for $55.0 million was issued in March 2001.

(i)	In March 2004, the Company entered into a note purchase and private shelf agreement with Prudential Capital Group. In April 2004, two long-term notes were issued for $15.0 million each. In April 2007, the agreement was amended with Prudential Investment Management, Inc. and several other participating insurance companies to expand the uncommitted facility from $70.0 million to $150.0 million. In February 2008, the Company borrowed $50.0 million under the shelf arrangement.

(j)	Other notes and contracts payable of $10.3 million are collateralized by property, plant and equipment with a cost of $21.9 million, less accumulated depreciation of $7.5 million on August 31, 2009.

(k)	The debt is unsecured; however, restrictive covenants under various agreements have requirements for maintenance of minimum working capital levels and other financial ratios.

(l)	Cofina Funding, LLC (Cofina Funding), a wholly-owned subsidiary of Cofina Financial, has available credit totaling $212.0 million as of August 31, 2009 under note purchase agreements with various purchasers through the issuance of short-term notes payable. Cofina Financial sells eligible commercial loans receivable it has originated to Cofina Funding, which are then pledged as collateral under the note purchase agreements. The notes payable issued by Cofina Funding bear interest at variable rates based on commercial paper or Eurodollar rates, with a weighted average Eurodollar interest rate of 1.77% as of August 31, 2009. Borrowings by Cofina Funding utilizing the issuance of commercial paper under the note purchase agreements totaled $101.7 million as of August 31, 2009. As of August 31, 2009, $64.7 million of related loans receivable were accounted for as sales when they were surrendered in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” As a result,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the net borrowings under the note purchase agreements were $37.0 million. Cofina Financial also sells loan commitments it has originated to ProPartners Financial (ProPartners) on a recourse basis. The total capacity for commitments under the ProPartners program is $120.0 million. The total outstanding commitments under the program totaled $95.2 million as of August 31, 2009, of which $74.2 million was borrowed under these commitments with an interest rate of 2.04%. In addition, Cofina Financial borrows funds under short-term notes issued as part of a surplus funds program. Borrowings under this program are unsecured and bear interest at variable rates ranging from 1.00% to 1.50% as of August 31, 2009 and are due upon demand. Borrowings under these notes totaled $116.5 million as of August 31, 2009.

Based on quoted market prices of similar debt, the carrying value of the Company’s long-term debt approximated its fair value.

The aggregate amount of long-term debt payable as of August 31, 2009 was as follows:

(Dollars in thousands)

2010	$83,492
2011	112,389
2012	95,209
2013	181,127
2014	154,959
Thereafter	444,777

$1,071,953

Interest, net for the years ended August 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
	(Dollars in thousands)

Interest expense	$85,669	$100,123	$63,528
Capitalized interest	(5,201)	(9,759)	(11,717)
Interest income	(9,981)	(13,904)	(20,713)

Interest, net	$70,487	$76,460	$31,098

Note 8	Income Taxes

The provision for income taxes for the years ended August 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
	(Dollars in thousands)

Current	$19,328	$45,850	$(13,084)
Deferred	31,665	15,578	42,068
Valuation allowance	12,311	10,433	8,800

Income taxes	$63,304	$71,861	$37,784

The Company’s current tax provision is significantly impacted by the utilization of loss carryforwards and tax benefits passed to the Company from NCRA. The pass-through tax benefits are associated with refinery upgrades that enable NCRA to produce ultra-low sulfur fuels as mandated by the EPA.

Deferred taxes are composed of basis differences related to investments, accrued liabilities and certain federal and state tax credits. NCRA files separate tax returns and, as such, these items must be assessed independent of the Company’s deferred tax assets when determining recoverability.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred tax assets and liabilities as of August 31, 2009 and 2008 were as follows:

	2009	2008
	(Dollars in thousands)

Deferred tax assets:
Accrued expenses	$83,896	$81,554
Postretirement health care and deferred compensation	98,922	78,732
Tax credit carryforwards	56,987	51,306
Loss carryforwards	65,180	286
Other	35,435	15,095

Total deferred tax assets	340,420	226,973

Deferred tax liabilities:
Pension	34,103	22,774
Investments	63,780	17,722
Major maintenance	9,041	15,148
Property, plant and equipment	308,179	297,276
Other	32,681	10,725

Total deferred tax liabilities	447,784	363,645

Deferred tax assets valuation reserve	(32,119)	(19,808)

Net deferred tax liabilities	$139,483	$156,480

During the fiscal years ended August 31, 2009 and 2008, the Company provided a valuation allowance of $16.3 million and $11.6 million, respectively, related to the carryforward of certain capital losses that will expire on August 31, 2014. As of August 31, 2009, the Company and NCRA have generated $48.3 million and $23.3 million in federal and state net operating loss carryforwards for income tax purposes, respectively. These loss carryforwards will expire on August 31, 2029.

The Company generated a $5.4 million foreign tax credit carryforward during the fiscal year August 31, 2009 that will expire on August 31, 2014. The Company’s general business credit carryforward of $51.5 million will begin to expire on August 31, 2027. During the year ended August 31, 2007, NCRA provided a $9.4 million valuation allowance related to its carryforward of certain state tax credits. This allowance was reduced by $4.0 million during NCRA’s year ended August 31, 2009 and $1.1 million during its year ended August 31, 2008 due to a change in the amount of credits that are estimated to be used. The remaining allowance is necessary due to the limited amount of taxable income generated by NCRA on an annual basis.

As of August 31, 2009, net deferred taxes of $39.2 million and $178.7 million are included in current assets and other liabilities, respectively ($49.4 million and $205.9 million in current assets and other liabilities, respectively, as of August 31, 2008).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation of the statutory federal income tax rates to the effective tax rates for the years ended August 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007

Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	3.9	3.9	3.9
Patronage earnings	(29.2)	(29.2)	(27.1)
Export activities at rates other than the U.S. statutory rate	0.4	(0.1)	(1.6)
Valuation allowance	2.8	1.2	1.1
Tax credits	(0.8)	(2.3)	(3.6)
Other	2.1	(0.3)	(2.9)

Effective tax rate	14.2%	8.2%	4.8%

The Company files income tax returns in the U.S. federal jurisdiction, as well as various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local examinations by tax authorities for years ending on or before August 31, 2004.

The Company adopted the provisions of FIN No. 48, “Accounting for Uncertainty in Income Taxes” on September 1, 2007. As a result of the implementation of FIN No. 48, no significant increase or decrease in the liability for unrecognized tax benefits was recorded. A reconciliation of the gross beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008
	(Dollars in thousands)

Beginning balances	$5,840	$7,259
Increases for current year tax positions	1,381
Increases for tax positions of prior years	65,697
Reductions for tax positions of prior years		(1,419)
Reductions attributable to statute expiration	(399)

Balances at August 31	$72,519	$5,840

The increase in the unrecognized tax benefit of $65.7 million during fiscal 2009 relates to clarifications received from the Internal Revenue Service on the method used for calculating the Company’s production tax credits under Section 199 of the Internal Revenue Code of 1986, as amended (the Code) for which the ultimate deductibility is highly certain but for which there is uncertainty about the amount deductible in prior periods. The unrecognized tax benefit, if recognized, would affect the annual effective tax rate.

The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes. During the years ended August 31, 2009 and 2008, the Company recognized approximately $0.3 million and $44 thousand in interest, respectively. The Company had approximately $0.6 million and $0.3 million for the payment of interest accrued on August 31, 2009 and 2008, respectively.

Note 9	Equities

In accordance with the by-laws and by action of the Board of Directors, annual net earnings from patronage sources are distributed to consenting patrons following the close of each fiscal year and are based on amounts using financial statement earnings. The cash portion of the patronage distribution is determined annually by the Board of Directors, with the balance issued in the form of capital equity certificates. Total patronage refunds for fiscal 2009 are estimated to be $426.5 million, while the cash portion, determined by the Board of Directors to be 35%, is estimated to be $149.3 million. The actual patronage refunds and cash portion for fiscal years 2008 and 2007 were $648.9 million ($227.6 million in cash) and $557.2 million

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

($195.0 million in cash), respectively. By action of the Board of Directors, patronage losses incurred in fiscal 2009 from the wholesale crop nutrients business, totaling approximately $60 million, will be offset against the fiscal 2008 wholesale crop nutrients and CF patronage through the cancellation of capital equity certificates.

Annual net savings from sources other than patronage may be added to the unallocated capital reserve or, upon action by the Board of Directors, may be allocated to members in the form of non-patronage equity certificates. Redemptions are at the discretion of the Board of Directors.

Redemptions of capital equity certificates approved by the Board of Directors are divided into two pools, one for non-individuals (primarily member cooperatives) who may participate in an annual pro-rata program for equities held by them and another for individual members who are eligible for equity redemptions at age 70 or upon death. The amount that each non-individual member receives under the pro-rata program in any year will be determined by multiplying the dollars available for pro-rata redemptions, if any that year, as determined by the Board of Directors, by a fraction, the numerator of which is the amount of patronage certificates eligible for redemption held by them and the denominator of which is the sum of the patronage certificates eligible for redemption held by all eligible holders of patronage certificates that are not individuals. In addition to the annual pro-rata program, the Board of Directors approved additional equity redemptions in prior years targeting older capital equity certificates which were redeemed in cash in fiscal 2008 and 2007. In accordance with authorization from the Board of Directors, the Company expects total redemptions related to the year ended August 31, 2009, that will be distributed in fiscal 2010, to be approximately $50.1 million. These expected distributions are classified as a current liability on the August 31, 2009 Consolidated Balance Sheet.

For the years ended August 31, 2009, 2008 and 2007, the Company redeemed, in cash, equities in accordance with authorization from the Board of Directors in the amounts of $49.7 million, $81.8 million and $70.8 million, respectively. An additional $49.9 million, $46.4 million and $35.9 million of capital equity certificates were redeemed in fiscal years 2009, 2008 and 2007, respectively, by issuance of shares of the Company’s 8% Cumulative Redeemable Preferred Stock (Preferred Stock). The amount of equities redeemed with each share of Preferred Stock issued was $25.90, $25.65 and $26.09, which was the closing price per share of the stock on the NASDAQ Global Select Market on January 23, 2009, February 11, 2008 and February 8, 2007, respectively.

The Preferred Stock is listed on the NASDAQ Global Select Market under the symbol CHSCP. On August 31, 2009, the Company had 10,976,107 shares of Preferred Stock outstanding with a total redemption value of approximately $274.4 million, excluding accumulated dividends. The Preferred Stock accumulates dividends at a rate of 8% per year, which are payable quarterly, and is redeemable at the Company’s option. At this time, the Company has no current plan or intent to redeem any Preferred Stock.

Note 10	Benefit Plans

The Company has various pension and other defined benefit and defined contribution plans, in which substantially all employees may participate. The Company also has non-qualified supplemental executive and board retirement plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial information on changes in benefit obligation and plan assets funded and balance sheets status as of August 31, 2009 and 2008 was as follows:

	Qualified		Non-Qualified
	Pension Benefits		Pension Benefits		Other Benefits
	2009	2008	2009	2008	2009	2008
	(Dollars in thousands)

Change in benefit obligation:
Benefit obligation at beginning of period	$354,134	$346,319	$38,190	$35,644	$34,378	$28,001
Service cost	18,252	15,387	1,385	1,246	1,153	1,175
Interest cost	25,296	21,266	2,781	2,190	2,971	1,814
Actuarial loss (gain)	6,872	3,493	(2,940)	492	(2,024)	713
Assumption change	38,815	(9,196)	3,274	(756)	3,317	(61)
Special agreements				467	283	4,000
Medicare D					356	314
Benefits paid	(27,900)	(23,135)	(2,166)	(1,093)	(2,232)	(1,578)

Benefit obligation at end of period	$415,469	$354,134	$40,524	$38,190	$38,202	$34,378

Change in plan assets:
Fair value of plan assets at beginning of period	$366,550	$382,431
Actual loss on plan assets	(38,169)	(18,045)
Company contributions	109,700	25,299	$2,166	$1,093	$2,232	$1,578
Benefits paid	(27,900)	(23,135)	(2,166)	(1,093)	(2,232)	(1,578)

Fair value of plan assets at end of period	$410,181	$366,550	$—	$—	$—	$—

Funded status at end of period	$(5,288)	$12,416	$(40,524)	$(38,190)	$(38,202)	$(34,378)

Amounts recognized on balance sheet:
Non-current assets	$5,404	$13,234
Accrued benefit cost:
Current liabilities			$(2,936)	$(1,397)	$(2,168)	$(2,412)
Non-current liabilities	(10,692)	(818)	(37,588)	(35,443)	(36,034)	(31,777)

Ending balance	$(5,288)	$12,416	$(40,524)	$(36,840)	$(38,202)	$(34,189)

Amounts recognized in accumulated other comprehensive income (pre-tax):
Net transition obligation					$3,522	$4,581
Prior service cost (credit)	$14,985	$17,444	$1,055	$1,697	(498)	(724)
Net loss (gain)	227,803	114,457	8,912	9,328	827	(786)
Noncontrolling interests	(21,115)	(10,776)	(195)	(70)	(1,402)	(1,079)

Ending balance	$221,673	$121,125	$9,772	$10,955	$2,449	$1,992

The accumulated benefit obligation of the qualified pension plans was $386.5 million and $331.4 million at August 31, 2009 and 2008, respectively. The accumulated benefit obligation of the non-qualified pension plans was $26.5 million and $27.4 million at August 31, 2009 and 2008, respectively.

The assumption change for the fiscal year ended August 31, 2009 relates to a reduction in the discount rate for both CHS and NCRA qualified pension plans. The reduction in the discount rate was due to the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reduction in the yield curves for investment grade corporate bonds that CHS and NCRA have historically used.

For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the year ended August 31, 2009. The rate was assumed to decrease gradually to 5.0% by 2043 and remain at that level thereafter. Components of net periodic benefit costs for the years ended August 31, 2009, 2008 and 2007 were as follows:

	Qualified			Non-Qualified
	Pension Benefits			Pension Benefits			Other Benefits
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	(Dollars in thousands)

Components of net periodic benefit costs:
Service cost	$16,318	$15,387	$14,360	$1,200	$1,246	$1,023	$1,101	$1,175	$957
Interest cost	22,837	21,266	19,259	2,399	2,190	1,480	2,771	1,814	1,668
Expected return on assets	(31,258)	(31,274)	(29,171)
Special agreements					467		283	4,000
Prior service cost (credit) amortization	2,115	2,164	867	546	579	494	347	(320)	(319)
Actuarial loss (gain) amortization	5,046	4,887	5,766	667	841	77	(215)	(165)	(231)
Transition amount amortization							936	935	936

Net periodic benefit cost	$15,058	$12,430	$11,081	$4,812	$5,323	$3,074	$5,223	$7,439	$3,011

Adjustment to retained earnings for measurement date change	$1,593			$763			$294
Average assumptions:
Discount rate	6.05%	6.25%	6.25%	6.05%	6.25%	6.25%	6.05%	6.25%	6.25%
Expected return on plan assets	8.25%	8.75%	8.75%	N/A	N/A	N/A	N/A	N/A	N/A
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%

The estimated amortization in fiscal 2010 from accumulated other comprehensive income into net periodic benefit cost is as follows:

	Qualified	Non-Qualified	Other
	Pension Benefits	Pension Benefits	Benefits
	(Dollars in thousands)

Amortization of transition obligation			$936
Amortization of prior service cost (benefit)	$2,293	$419	(187)
Amortization of net actuarial loss (gain)	10,123	630	(39)
Noncontrolling interests	(1,368)	(10)	(102)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
	(Dollars in thousands)

Effect on total of service and interest cost components	$335	$(280)
Effect on postretirement benefit obligation	2,700	(2,330)

The Company provides defined life insurance and health care benefits for certain retired employees and Board of Directors’ participants. The plan is contributory based on years of service and family status, with retiree contributions adjusted annually.

The Company has other contributory defined contribution plans covering substantially all employees. Total contributions by the Company to these plans were $14.9 million, $12.2 million and $10.7 million for the years ended August 31, 2009, 2008 and 2007, respectively.

The Company contributed $109.7 million to qualified pension plans in fiscal year 2009. Based on the funded status of the qualified pension plans as of August 31, 2009, the Company does not expect to contribute to these plans in fiscal 2010. The Company expects to pay $5.1 million to participants of the non-qualified pension and postretirement benefit plans during fiscal 2010.

The Company’s retiree benefit payments which reflect expected future service are anticipated to be paid as follows:

	Qualified	Non-Qualified	Other Benefits
	Pension Benefits	Pension Benefits	Gross	Medicare D
	(Dollars in thousands)

2010	$26,679	$2,936	$2,168	$100
2011	27,538	7,085	2,394	100
2012	30,123	4,668	2,608	100
2013	32,566	4,236	2,642	100
2014	34,124	2,913	2,830	100
2015-2019	209,070	17,452	14,453	500

The Company has trusts that hold the assets for the defined benefit plans. The Company and NCRA have qualified plan committees that set investment guidelines with the assistance of external consultants. Investment objectives for the Company’s plan assets are:

•	optimization of the long-term returns on plan assets at an acceptable level of risk, and

•	maintenance of a broad diversification across asset classes and among investment managers, and focus on long-term return objectives.

Asset allocation targets promote optimal expected return and volatility characteristics given the long-term time horizon for fulfilling the obligations of the pension plans. An annual analysis on the risk versus the return of the investment portfolio is conducted to justify the expected long-term rate of return assumption. The Company generally uses long-term historical return information for the targeted asset mix identified in asset and liability studies. Adjustments are made to the expected long-term rate of return assumption, when deemed necessary, based upon revised expectations of future investment performance of the overall investment markets.

The discount rate reflects the rate at which the associated benefits could be effectively settled as of the measurement date. In estimating this rate, the Company looks at rates of return on fixed-income investments of similar duration to the liabilities in the plans that receive high, investment grade ratings by recognized ratings agencies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The investment portfolio contains a diversified portfolio of investment categories, including domestic and international equities, fixed-income securities and real estate. Securities are also diversified in terms of domestic and international securities, short- and long-term securities, growth and value equities, large and small cap stocks, as well as active and passive management styles.

The committees believe that with prudent risk tolerance and asset diversification, the plans should be able to meet pension obligations in the future.

The Company’s pension plans’ average asset allocations by asset categories were as follows:

	2009	2008

Cash	14.4%	6.3%
Debt	24.5	29.6
Equities	57.0	57.8
Real estate	0.1	4.7
Other	4.0	1.6

Total	100.0%	100.0%

Note 11	Segment Reporting

The Company aligned its segments based on an assessment of how its businesses operate and the products and services it sells. As a result of this assessment, the Company has three segments: Energy, Ag Business and Processing.

The Energy segment derives its revenues through refining, wholesaling, marketing and retailing of petroleum products. The Ag Business segment derives its revenues through the sales of wholesale crop nutrients; the origination and marketing of grain, including service activities conducted at export terminals; the retail sales of petroleum and agronomy products, processed sunflowers, feed and farm supplies, and records equity income from investments in the Company’s agronomy joint ventures, grain export joint ventures and other investments. The Processing segment derives its revenues from the sales of soybean meal, soybean refined oil and soy-based food products, and records equity income from two wheat milling joint ventures, a vegetable oil-based food manufacturing and distribution joint venture and an ethanol manufacturing company.

The Company includes other business operations in Corporate and Other because of the nature of their products and services, as well as the relative revenue size of those businesses. These businesses primarily include the Company’s financing, insurance, hedging and other service activities related to crop production.

Reconciling Amounts represent the elimination of revenues between segments. Such transactions are conducted at market prices to more accurately evaluate the profitability of the individual segments.

The Company assigns certain corporate general and administrative expenses to its segments based on use of such services and allocates other services based on factors or considerations relevant to the costs incurred.

Expenses that are incurred at the corporate level for the purpose of the general operation of the Company are allocated to the segments based upon factors which management considers non-symmetrical. Due to efficiencies in scale, cost allocations and intersegment activity, management does not represent that these segments, if operated independently, would report the income before income taxes and other financial information as presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment information for the years ended August 31, 2009, 2008 and 2007 was as follows:

				Corporate	Reconciling
	Energy	Ag Business	Processing	and Other	Amounts	Total
	(Dollars in thousands)

For the year ended August 31, 2009:
Revenues	$7,639,838	$17,196,448	$1,142,636	$45,298	$(294,304)	$25,729,916
Cost of goods sold	7,110,324	16,937,877	1,099,177	(3,173)	(294,304)	24,849,901

Gross profit	529,514	258,571	43,459	48,471	—	880,015
Marketing, general and administrative	125,104	158,395	25,724	46,076		355,299

Operating earnings	404,410	100,176	17,735	2,395	—	524,716
(Gain) loss on investments	(15,748)	(2,285)	74,338			56,305
Interest, net	5,483	46,995	21,841	(3,832)		70,487
Equity income from investments	(4,044)	(18,222)	(82,525)	(963)		(105,754)

Income before income taxes	$418,719	$73,688	$4,081	$7,190	$—	$503,678

Intersegment revenues	$(251,626)	$(39,919)	$(2,759)		$294,304	$—

Goodwill	$1,983	$8,465		$6,898		$17,346

Capital expenditures	$233,112	$72,155	$7,444	$2,794		$315,505

Depreciation and amortization	$118,260	$53,421	$16,805	$7,864		$196,350

Total identifiable assets at August 31, 2009	$3,025,522	$2,987,394	$685,865	$1,171,064		$7,869,845

For the year ended August 31, 2008:
Revenues	$11,499,814	$19,696,907	$1,299,209	$31,363	$(359,832)	$32,167,461
Cost of goods sold	11,027,459	19,088,079	1,240,944	(2,751)	(359,832)	30,993,899

Gross profit	472,355	608,828	58,265	34,114	—	1,173,562
Marketing, general and administrative	111,121	160,364	26,089	32,391		329,965

Operating earnings	361,234	448,464	32,176	1,723	—	843,597
(Gain) loss on investments	(35)	(100,830)	72,602	(930)		(29,193)
Interest, net	(5,227)	63,665	21,995	(3,973)		76,460
Equity income from investments	(5,054)	(83,053)	(56,615)	(5,691)		(150,413)

Income (loss) before income taxes	$371,550	$568,682	$(5,806)	$12,317	$—	$946,743

Intersegment revenues	$(322,522)	$(36,972)	$(338)		$359,832	$—

Goodwill	$3,654	$150				$3,804

Capital expenditures	$251,401	$56,704	$5,994	$4,460		$318,559

Depreciation and amortization	$107,949	$50,933	$15,902	$6,479		$181,263

Total identifiable assets at August 31, 2008	$3,216,852	$4,172,950	$748,989	$633,187		$8,771,978

For the year ended August 31, 2007:
Revenues	$8,105,067	$8,575,389	$754,743	$28,465	$(247,672)	$17,215,992
Cost of goods sold	7,264,180	8,388,476	726,510	(2,261)	(247,672)	16,129,233

Gross profit	840,887	186,913	28,233	30,726	—	1,086,759
Marketing, general and administrative	94,939	97,299	23,545	29,574		245,357

Operating earnings	745,948	89,614	4,688	1,152	—	841,402
Gain on investments		(5,348)	(15,268)			(20,616)
Interest, net	(6,106)	28,550	14,783	(6,129)		31,098
Equity income from investments	(4,468)	(51,830)	(48,446)	(4,941)		(109,685)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Corporate	Reconciling
	Energy	Ag Business	Processing	and Other	Amounts	Total
	(Dollars in thousands)

Income before income taxes	$756,522	$118,242	$53,619	$12,222	$—	$940,605

Intersegment revenues	$(228,930)	$(18,372)	$(370)		$247,672	$—

Capital expenditures	$313,246	$44,020	$12,092	$3,942		$373,300

Depreciation and amortization	$86,558	$33,567	$15,116	$5,355		$140,596

International sales for the years ended August 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
	(Dollars in millions)

Africa	$305	$505	$229
Asia	3,664	3,000	1,130
Europe	371	488	178
North America, excluding U.S.	1,253	1,399	900
South America	491	922	608

	$6,084	$6,314	$3,045

Note 12	Fair Value Measurements

Effective September 1, 2008, the Company partially adopted SFAS No. 157, “Fair Value Measurements,” as it relates to financial assets and liabilities. FSP No. 157-2, “Effective Date of SFAS No. 157,” delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities that are not remeasured at fair value on a recurring basis until fiscal years beginning after November 15, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America and expands disclosures about fair value measurements. SFAS No. 157 also eliminates the deferral of gains and losses at inception associated with certain derivative contracts whose fair value was not evidenced by observable market data and requires the impact of this change in accounting for derivative contracts be recorded as a cumulative effect adjustment to the opening balance of retained earnings in the year of adoption. The Company did not have any deferred gains or losses at the inception of derivative contracts, and therefore no cumulative adjustment to the opening balance of retained earnings was made upon adoption.

SFAS No. 157 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in our principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company determines the fair market values of its readily marketable inventories, derivative contracts and certain other assets based on the fair value hierarchy established in SFAS No. 157, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The standard describes three levels within its hierarchy that may be used to measure fair value, which are:

Level 1:  Values are based on unadjusted quoted prices in active markets for identical assets or liabilities. These assets and liabilities include the Company’s exchange traded derivative contracts, Rabbi Trust investments and available-for-sale investments.

Level 2:  Values are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These assets and liabilities include the Company’s readily marketable inventories, interest

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

rate swaps, forward commodity and freight purchase and sales contracts, flat price or basis fixed derivative contracts and other OTC derivatives whose value is determined with inputs that are based on exchange traded prices, adjusted for location specific inputs that are primarily observable in the market or can be derived principally from, or corroborated by, observable market data.

Level 3:  Values are generated from unobservable inputs that are supported by little or no market activity and that are a significant component of the fair value of the assets or liabilities. These unobservable inputs would reflect the Company’s own estimates of assumptions that market participants would use in pricing related assets or liabilities. Valuation techniques might include the use of pricing models, discounted cash flow models or similar techniques. These assets include certain short-term investments made by the Company’s NCRA subsidiary.

The following table presents assets and liabilities, included in the Company’s Consolidated Balance Sheet, that are recognized at fair value on a recurring basis, and indicates the fair value hierarchy utilized to determine such fair value. As required by SFAS No. 157, assets and liabilities are classified, in their entirety, based on the lowest level of input that is a significant component of the fair value measurement. The lowest level of input is considered Level 3. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the classification of fair value assets and liabilities within the fair value hierarchy levels. Fair value measurements at August 31, 2009 were as follows:

	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	(Dollars in thousands)

Assets:
Readily marketable inventories		$706,104		$706,104
Commodity and freight derivatives	$68,116	103,224		171,340
Short-term investments			$1,932	1,932
Other assets	53,326			53,326

Total Assets	$121,442	$809,328	$1,932	$932,702

Liabilities:
Commodity and freight derivatives	$27,145	$274,060		$301,205
Interest rate swap derivatives		4,911		4,911

Total Liabilities	$27,145	$278,971		$306,116

Readily marketable inventories — The Company’s readily marketable inventories primarily include its grain and oilseed inventories that are stated at fair values. These commodities are readily marketable, have quoted market prices and may be sold without significant additional processing. The Company estimates the fair market values of these inventories included in Level 2 primarily based on exchange quoted prices, adjusted for differences in local markets. Changes in the fair market values of these inventories are recognized in the Company’s Consolidated Statements of Operations as a component of cost of goods sold.

Commodity and freight derivatives — Exchange traded futures and options contracts are valued based on unadjusted quoted prices in active markets and are classified within Level 1. The Company’s forward commodity purchase and sales contracts, flat price or basis fixed derivative contracts, ocean freight contracts and other OTC derivatives are determined using inputs that are generally based on exchange traded prices or recent market bids and offers, adjusted for location specific inputs, and are classified within Level 2. The location specific inputs are generally broker or dealer quotations, or market transactions in either the listed or OTC markets. Changes in the fair values of these contracts are recognized in the Company’s Consolidated Statements of Operations as a component of cost of goods sold.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Short-term investments — The Company’s short-term investments represent an enhanced cash fund at NCRA that was closed due to credit-market turmoil, and are classified within Level 3. These investments are valued using discounted cash flows to determine the fair market values.

Other assets — The Company’s available-for-sale investments in common stock of other companies and its Rabbi Trust assets are valued based on unadjusted quoted prices on active exchanges and are classified within Level 1.

Interest rate swap derivatives — Fair values of the Company’s interest rate swap liabilities are determined utilizing valuation models that are widely accepted in the market to value such OTC derivative contracts. The specific terms of the contracts, as well as market observable inputs such as interest rates and credit risk assumptions, are input into the models. As all significant inputs are market observable, all interest rate swaps are classified within Level 2.

The table below represents a reconciliation at August 31, 2009 for assets measured at fair value using significant unobservable inputs (Level 3). This consists of the Company’s short-term investments that were carried at fair value prior to the adoption of SFAS No. 157 and reflect assumptions a marketplace participant would use.

(Dollars in thousands)

Balance, September 1, 2008	$6,900
Realized/unrealized losses included in marketing, general and administrative expense	(643)
Settlements	(4,325)

Balance, August 31, 2009	$1,932

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” provides entities with an option to report financial assets and liabilities and certain other items at fair value, with changes in fair value reported in earnings, and require additional disclosures related to an entity’s election to use fair value reporting. It also requires entities to display the fair value of those assets and liabilities for which the entity has elected to use fair value on the face of the balance sheet. SFAS No. 159 was effective for the Company on September 1, 2008, and the Company made no elections to measure any assets or liabilities at fair value, other than those instruments already carried at fair value.

Note 13	Commitments and Contingencies

Environmental

The Company is required to comply with various environmental laws and regulations incidental to its normal business operations. In order to meet its compliance requirements, the Company establishes reserves for the probable future costs of remediation of identified issues, which are included in cost of goods sold and marketing, general and administrative expenses in the Consolidated Statements of Operations. The resolution of any such matters may affect consolidated net income for any fiscal period; however, management believes any resulting liabilities, individually or in the aggregate, will not have a material effect on the consolidated financial position, results of operations or cash flows of the Company during any fiscal year.

The EPA has passed a regulation that requires the reduction of the benzene level in gasoline by January 1, 2011. As a result of this regulation, the Company’s refineries will incur capital expenditures to reduce the current gasoline benzene levels to the regulated levels. The Company anticipates the combined capital expenditures for the Laurel, Montana and NCRA refineries to be approximately $134 million, of which $33 million has been spent through August 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Litigation and Claims

The Company is involved as a defendant in various lawsuits, claims and disputes, which are in the normal course of the Company’s business. The resolution of any such matters may affect consolidated net income for any fiscal period; however, management believes any resulting liabilities, individually or in the aggregate, will not have a material effect on the consolidated financial position, results of operations or cash flows of the Company during any fiscal year.

Grain Storage

As of August 31, 2009 and 2008, the Company stored grain for third parties totaling $283.0 million and $357.4 million, respectively. Such stored commodities and products are not the property of the Company and therefore are not included in the Company’s inventories.

Guarantees

The Company is a guarantor for lines of credit for related companies. The Company’s bank covenants allow maximum guarantees of $500.0 million, of which $17.3 million was outstanding on August 31, 2009. The underlying loans to the listed counterparties, for which we provide guarantees, are current as of August 31, 2009.

The Company’s guarantees for certain debt and obligations under contracts for its subsidiaries and members as of August 31, 2009 were as follows:

	Guarantee/	Exposure on
	Maximum	August 31,	Nature of		Triggering	Recourse	Assets Held
Entities	Exposure	2009	Guarantee	Expiration Date	Event	Provisions	as Collateral
	(Dollars in thousands)

Mountain Country, LLC	$150	$7	Obligations by Mountain Country, LLC under credit agreement	None stated, but may be terminated upon 90 days prior notice in regard to future obligations	Credit agreement default	Subrogation against Mountain Country, LLC	Some or all assets of borrower are held as collateral and should be sufficient to cover guarantee exposure
Morgan County Investors, LLC	$370	370	Obligations by Morgan County Investors, LLC under credit agreement	When obligations are paid in full, scheduled for year 2018	Credit agreement default	Subrogation against Morgan County Investors, LLC	Some or all assets of borrower are held as collateral and should be sufficient to cover guarantee exposure
Horizon Milling, LLC	$5,000		Indemnification and reimbursement of 24% of damages related to Horizon Milling, LLC’s performance under a flour sales agreement	None stated, but may be terminated by any party upon 90 days prior notice in regard to future obligations	Nonperformance under flour sales agreement	Subrogation against Horizon Milling, LLC	None
TEMCO, LLC	$35,000		Obligations by TEMCO, LLC under credit agreement	None stated	Credit agreement default	Subrogation against TEMCO, LLC	None
TEMCO, LLC	$1,000		Obligations by TEMCO, LLC under counterparty agreement	None stated, but may be terminated upon 5 days prior notice in regard to future obligations	Nonpayment	Subrogation against TEMCO, LLC	None

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Guarantee/		Exposure on
	Maximum		August 31,	Nature of		Triggering	Recourse	Assets Held
Entities	Exposure		2009	Guarantee	Expiration Date	Event	Provisions	as Collateral
	(Dollars in thousands)

Third parties		*	1,000	Surety for, or indemnification of surety for sales contracts between affiliates and sellers of grain under deferred payment contracts	Annual renewal on December 1 in regard to surety for one third party, otherwise none stated and may be terminated by the Company at any time in regard to future obligations	Nonpayment	Subrogation against affiliates	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure
Third parties	$815		815	Obligations by individual producers under credit agreements for which CHS guarantees a certain percentage. Obligations are for livestock production facilities where CHS supplies the nutrition products	Various	Credit agreement default by individual producers	Subrogation against borrower	None
Third parties	$16,500		9,830	Loans made by Cofina Financial to our customers that are participated with other lenders	None stated	Credit agreement default	Subrogation against borrower	Some or all assets of borrower are held as collateral but might not be sufficient to cover guarantee exposure
Agriliance LLC	$101		101	Indemnity of RLI Insurance Company as surety for bonds issued by the surety in favor of Agriliance LLC as principal	None stated	Agriliance default under the bond	Subrogation against Agriliance LLC	None
Agriliance LLC	$4,674		4,674	Outstanding letter of credit from CoBank to Agriliance LLC	None stated	Default under letter of credit reimbursement agreement	Subrogation against borrower	None
Agriliance LLC	$500		500	Vehicle operating lease obligations of Agriliance LLC	None stated, but may be terminated upon 90 days prior notice in regard to future obligations	Lease agreement default	Subrogation against Agriliance LLC	None
			$17,297

*	The maximum exposure on any given date is equal to the actual guarantees extended as of that date, not to exceed $1.0 million.

Lease Commitments

The Company is committed under operating lease agreements for approximately 2,000 rail cars with remaining terms of one to ten years. In addition, the Company has commitments under other operating leases for various refinery, manufacturing and transportation equipment, vehicles and office space. Some leases include purchase options at not less than fair market value at the end of the lease terms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Total rental expense for all operating leases, net of rail car mileage credits received from railroad and sublease income, was $61.1 million, $58.3 million and $44.3 million for the years ended August 31, 2009, 2008 and 2007, respectively. Mileage credits and sublease income totaled $1.3 million, $3.8 million and $3.9 million for the years ended August 31, 2009, 2008 and 2007, respectively.

Minimum future lease payments required under noncancellable operating leases as of August 31, 2009 are as follows:

	Rail		Equipment
	Cars	Vehicles	and Other	Total
	(Dollars in thousands)

2010	$12,175	$22,676	$8,448	$43,299
2011	10,354	14,425	7,735	32,514
2012	7,830	10,585	6,547	24,962
2013	5,473	6,520	4,632	16,625
2014	3,412	2,966	2,714	9,092
Thereafter	9,612	867	10,225	20,704

Total minimum future lease payments	$48,856	$58,039	$40,301	$147,196

Note 14	Supplemental Cash Flow and Other Information

Additional information concerning supplemental disclosures of cash flow activities for the years ended August 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
	(Dollars in thousands)

Net cash paid (received) during the period for:
Interest	$81,146	$79,590	$52,323
Income taxes	75,530	11,226	(20,274)
Other significant noncash investing and financing transactions:
Capital equity certificates exchanged for Preferred Stock	49,944	46,364	35,899
Capital equity certificates issued in exchange for Ag Business acquisitions	19,594	4,680	10,132
Accrual of dividends and equities payable	(203,056)	(325,039)	(374,294)

Note 15	Related Party Transactions

Related party transactions with equity investees as of August 31, 2009 and 2008 and for the years then ended were as follows:

	2009	2008
	(Dollars in thousands)

Sales	$2,528,330	$3,451,365
Purchases	1,215,786	1,248,436
Receivables	14,987	105,038
Payables	30,741	90,742

The related party transactions were primarily with TEMCO, LLC, Horizon Milling, LLC, United Harvest, LLC, Ventura Foods, LLC and Agriliance LLC. In addition, the Company had transactions with Cofina Financial, LLC in fiscal 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 16	Comprehensive Income

The components of comprehensive income, net of taxes, for the years ended August 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
	(Dollars in thousands)

Net income including noncontrolling interests	$440,374	$874,882	$902,821

Pension and other postretirement, net of tax benefit $53,408, $12,675 and $759 in 2009, 2008 and 2007, respectively	(82,069)	(19,317)	(1,193)
Unrealized net (loss) gain on available for sale investments, net of tax (benefit) expense of $(6,687), $(40,979) and $41,722 in 2009, 2008 and 2007, respectively	(10,503)	(64,366)	65,533
Amortization of treasury locks, net of tax expense (benefit) of $258, $297 and $(65) in 2009, 2008 and 2007, respectively	405	465	(102)
Energy derivative instruments qualified for hedge accounting, net of tax benefit of $1,787 in 2007			(3,402)
Foreign currency translation adjustment, net of tax (benefit) expense of $(1,570), $56 and $588 in 2009, 2008 and 2007, respectively	(2,466)	87	921

Other comprehensive (loss) income	(94,633)	(83,131)	61,757

Total comprehensive income, including noncontrolling interests	345,741	791,751	964,578
Less: Comprehensive income attributable to noncontrolling interests	52,562	69,784	145,502

Comprehensive income attributable to CHS Inc.	$293,179	$721,967	$819,076

The components of accumulated other comprehensive income, net of taxes, as of August 31, 2009 and 2008 were as follows:

	2009	2008
	(Dollars in thousands)

Pension and other postretirement, net of tax benefit of $110,250 and $56,842 in 2009 and 2008, respectively	$(170,845)	$(88,776)
Unrealized net gain on available for sale investments, net of tax expense of $681 and $7,368 in 2009 and 2008, respectively	1,070	11,573
Treasury locks, net of tax benefit of $843 and $1,101 in 2009 and 2008, respectively	(1,324)	(1,729)
Foreign currency translation adjustment, net of tax expense of $757 and $2,327 in 2009 and 2008, respectively	1,188	3,654

Accumulated other comprehensive loss	(169,911)	(75,278)
Accumulated other comprehensive loss attributable to noncontrolling interests	13,641	7,236

Accumulated other comprehensive loss attributable to CHS Inc.	$(156,270)	$(68,042)

Note 17	Noncontrolling Interests

In December 2007, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 860-10-65-1, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin (ARB) No. 51.” ASC 860-10-65-1 establishes accounting and reporting

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

standards that require: the ownership interest in subsidiaries held by parties other than the parent to be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent’s equity; the amount of consolidated net earnings attributable to the parent and the noncontrolling interest to be clearly identified and presented on the face of the consolidated statements of operations; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently.

The Company adopted ASC 860-10-65-1 at the beginning of fiscal 2010. In accordance with the accounting guidance, in order to conform to the current period presentation, the Company made reclassifications for all periods presented within the Consolidated Statements of Operations to net income to present the income attributable to noncontrolling interests as a reconciling item between net income and net income attributable to CHS Inc. Also, noncontrolling interests previously reported as minority interests have been reclassified for all periods presented to a separate section in equity on the Consolidated Balance Sheets. In addition, certain other reclassifications to the previously reported financial information for all periods presented have been made to conform to the current period presentation.

CHS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Unaudited)

	November 30,	August 31,	November 30,
	2009	2009	2008
	(Dollars in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$753,547	$772,599	$783,408
Receivables	2,062,518	1,827,749	1,913,157
Inventories	1,859,487	1,526,280	2,054,106
Derivative assets	133,885	171,340	381,696
Other current assets	447,417	447,655	762,238

Total current assets	5,256,854	4,745,623	5,894,605
Investments	697,912	727,925	721,499
Property, plant and equipment	2,124,823	2,099,325	1,970,357
Other assets	297,748	296,972	251,264

Total assets	$8,377,337	$7,869,845	$8,837,725

LIABILITIES AND EQUITIES
Current liabilities:
Notes payable	$261,680	$246,872	$356,877
Current portion of long-term debt	108,232	83,492	105,905
Customer credit balances	103,075	274,343	303,904
Customer advance payments	490,757	320,688	562,089
Checks and drafts outstanding	132,856	86,845	107,974
Accounts payable	1,681,518	1,289,139	1,512,427
Derivative liabilities	262,167	306,116	501,436
Accrued expenses	270,982	308,720	291,908
Dividends and equities payable	246,152	203,056	374,220

Total current liabilities	3,557,419	3,119,271	4,116,740
Long-term debt	953,143	988,461	1,062,472
Other liabilities	460,570	428,949	414,637
Commitments and contingencies
Equities:
Equity certificates	2,203,029	2,214,824	2,023,733
Preferred stock	282,694	282,694	232,751
Accumulated other comprehensive loss	(155,967)	(156,270)	(87,071)
Capital reserves	831,000	749,054	848,501

Total CHS Inc. equities	3,160,756	3,090,302	3,017,914
Noncontrolling interests	245,449	242,862	225,962

Total equities	3,406,205	3,333,164	3,243,876

Total liabilities and equities	$8,377,337	$7,869,845	$8,837,725

The accompanying notes are an integral part of the consolidated financial statements (unaudited).

CHS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended
	November 30,
	2009	2008
	(Dollars in thousands)

Revenues	$6,195,241	$7,733,919
Cost of goods sold	5,992,580	7,413,412

Gross profit	202,661	320,507
Marketing, general and administrative	80,506	87,741

Operating earnings	122,155	232,766
Loss on investments		54,976
Interest, net	16,212	20,175
Equity income from investments	(32,166)	(20,723)

Income before income taxes	138,109	178,338
Income taxes	15,574	18,931

Net income	122,535	159,407
Net income attributable to noncontrolling interests	2,585	22,156

Net income attributable to CHS Inc.	$119,950	$137,251

The accompanying notes are an integral part of the consolidated financial statements (unaudited).

CHS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Three Months Ended
	November 30,
	2009	2008
	(Dollars in thousands)

Cash flows from operating activities:
Net income including noncontrolling interests	$122,535	$159,407
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	49,962	47,671
Amortization of deferred major repair costs	4,650	7,494
Income from equity investments	(32,166)	(20,723)
Distributions from equity investments	25,311	39,410
Noncash patronage dividends received	(384)	(393)
Gain on sale of property, plant and equipment	(1,565)	(771)
Loss on investments		54,976
Deferred taxes	18,978	672
Other, net	1,274	(8,551)
Changes in operating assets and liabilities:
Receivables	(243,944)	675,390
Inventories	(333,174)	320,808
Derivative assets	37,455	(12,193)
Other current assets and other assets	(232)	(83,912)
Customer credit balances	(171,268)	79,555
Customer advance payments	170,069	(82,733)
Accounts payable and accrued expenses	356,040	(410,680)
Derivative liabilities	(43,949)	227,845
Other liabilities	11,833	4,013

Net cash (used in) provided by operating activities	(28,575)	997,285

Cash flows from investing activities:
Acquisition of property, plant and equipment	(71,999)	(61,671)
Proceeds from disposition of property, plant and equipment	2,260	941
Expenditures for major repairs	(5,797)	(1)
Investments	(4,645)	(89,889)
Investments redeemed	42,545	2,163
Proceeds from sale of investments		16,109
Changes in notes receivable	5,660	96,296
Acquisition of intangibles		(1,320)
Business acquisitions, net of cash received		(40,199)
Other investing activities, net	87	506

Net cash used in investing activities	(31,889)	(77,065)

Cash flows from financing activities:
Changes in notes payable	14,808	(137,346)
Principal payments on long-term debt	(10,578)	(22,078)
Changes in checks and drafts outstanding	46,011	(97,621)
Distributions to noncontrolling interests	(1,037)	(9,565)
Preferred stock dividends paid	(5,488)	(4,524)
Retirements of equities	(2,304)	(2,218)

Net cash provided by (used in) financing activities	41,412	(273,352)

Net (decrease) increase in cash and cash equivalents	(19,052)	646,868
Cash and cash equivalents at beginning of period	772,599	136,540

Cash and cash equivalents at end of period	$753,547	$783,408

The accompanying notes are an integral part of the consolidated financial statements (unaudited).

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(dollars in thousands)

Note 1.	Accounting Policies

Basis of Presentation and Reclassifications

The unaudited consolidated balance sheets as of November 30, 2009 and 2008, the statements of operations for the three months ended November 30, 2009 and 2008, and the statements of cash flows for the three months ended November 30, 2009 and 2008, reflect in the opinion of our management, all normal recurring adjustments necessary for a fair statement of the financial position and results of operations and cash flows for the interim periods presented. The results of operations and cash flows for interim periods are not necessarily indicative of results for a full fiscal year because of, among other things, the seasonal nature of our businesses. Our Consolidated Balance Sheet data as of August 31, 2009, has been derived from our audited consolidated financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The consolidated financial statements include our accounts and the accounts of all of our wholly-owned and majority-owned subsidiaries and limited liability companies. The effects of all significant intercompany accounts and transactions have been eliminated.

These statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended August 31, 2009, included in our Annual Report on Form 10-K, filed with the Securities and Exchange Commission.

In December 2007, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 860-10-65-1, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin (ARB) No. 51.” ASC 860-10-65-1 establishes accounting and reporting standards that require: the ownership interest in subsidiaries held by parties other than the parent to be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent’s equity; the amount of consolidated net earnings attributable to the parent and the noncontrolling interest to be clearly identified and presented on the face of the consolidated statements of operations; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently.

We adopted ASC 860-10-65-1 at the beginning of fiscal 2010. In accordance with the accounting guidance, in order to conform to the current period presentation, we made reclassifications within our Consolidated Statements of Operations to net income to present the income attributable to noncontrolling interests as a reconciling item between net income and net income attributable to CHS Inc. Also, noncontrolling interests previously reported as minority interests have been reclassified to a separate section in equity on our Consolidated Balance Sheets. In addition, certain other reclassifications to our previously reported financial information have been made to conform to the current period presentation.

Derivative Instruments and Hedging Activities

Our derivative instruments primarily consist of commodity and freight futures and forward contracts and, to a minor degree, may include foreign currency and interest rate swap contracts. These contracts are economic hedges of price risk, but are not designated or accounted for as hedging instruments for accounting purposes. These contracts are recorded on our Consolidated Balance Sheets at fair values as discussed in Note 11, Fair Value Measurements.

We have netting arrangements for our exchange traded futures and options contracts and certain over-the-counter (OTC) contracts which are recorded on a net basis in our Consolidated Balance Sheets. Although accounting standards permit a party to a master netting arrangement to offset fair value amounts

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

recognized for derivative instruments against the right to reclaim cash collateral or the obligation to return cash collateral under the same master netting arrangement, we have not elected to net our margin deposits.

As of November 30, 2009, we had the following outstanding contracts:

	Purchase	Sales
	Contracts	Contracts
	(Units in thousands)

Grain and oilseed — bushels	602,186	821,414
Energy products — barrels	5,209	7,950
Crop nutrients — tons	909	804
Ocean and barge freight — metric tons	3,921	3,709

As of November 30, 2009, the gross fair values of our derivative assets and liabilities were as follows:

Gross Fair
Values

Derivative Assets:
Commodity and freight derivatives	$318,912

Derivative Liabilities:
Commodity and freight derivatives	$442,881
Interest rate derivatives	4,313

$447,194

For the three-month period ended November 30, 2009, the gain (loss) recognized in our Consolidated Statements of Operations for derivatives were as follows:

	Location of	Amount of
	Gain (Loss)	Gain (Loss)

Commodity and freight derivatives	Cost of goods sold	$5,897
Interest rate derivatives	Interest, net	(645)

		$5,252

Goodwill and Other Intangible Assets

Goodwill was $17.3 million, $17.3 million and $10.7 million on November 30, 2009, August 31, 2009 and November 30, 2008, respectively, and is included in other assets in our Consolidated Balance Sheets.

Intangible assets subject to amortization primarily include customer lists, trademarks and agreements not to compete, and are amortized over the number of years that approximate their respective useful lives (ranging from 2 to 30 years). Excluding goodwill, the gross carrying amount of our intangible assets was $79.0 million with total accumulated amortization of $32.0 million as of November 30, 2009. No intangible assets were acquired during the current three-month period, compared to intangible assets of $1.3 million that were acquired during the three months ended November 30, 2008. Total amortization expense for intangible assets during the three-month periods ended November 30, 2009 and 2008, was $2.8 million and $2.4 million, respectively. The estimated annual amortization expense related to intangible assets subject to amortization for the next five years will approximate $11.0 million annually for the first year, $8.8 million for the next two years and $3.8 million for the following two years.

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Subsequent Events

We have performed a review of subsequent events through January 29, 2010, and concluded there were no events or transactions occurring during this period that required recognition or disclosure in our financial statements.

Recent Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 168, “FASB Accounting Standards Codification” (ASC or Codification) as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (GAAP) that was launched on July 1, 2009. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents have been superseded and all other accounting literature not included in the Codification is considered nonauthoritative. The Codification is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. Following the Codification, the FASB will issue new standards in the form of Accounting Standards Updates which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. We adopted the Codification standard during the first quarter of fiscal 2010. There was no change to our consolidated financial statements due to the implementation of the Codification other than changes in reference to various authoritative accounting pronouncements in the notes to the consolidated financial statements.

In December 2008, the FASB issued ASC 715-20-65-2, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” which expands the disclosure requirements about fair value measurements of plan assets for pension plans, postretirement medical plans and other funded postretirement plans. ASC 715-20-65-2 is effective for fiscal years ending after December 15, 2009, with early adoption permitted. We have chosen not to early adopt this guidance as it is only disclosure related, and will not have an impact on our financial position or results of operations.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of SFAS No. 140,” which has not been integrated into the Codification as of November 30, 2009. This statement requires additional disclosures concerning a transferor’s continuing involvement with transferred financial assets. SFAS No. 166 eliminates the concept of a “qualifying special-purpose entity” and changes the requirements for derecognizing financial assets. The guidance is effective for fiscal years beginning after November 15, 2009. We are currently evaluating the impact that the adoption will have on our consolidated financial statements in fiscal 2011.

In June 2009, the FASB issued ASC 860-10-65-2, “Amendments to FASB Interpretation No. 46(R),” which requires an enterprise to conduct a qualitative analysis for the purpose of determining whether, based on its variable interests, it also has a controlling interest in a variable interest entity. ASC 860-10-65-2 clarifies that the determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. ASC 860-10-65-2 requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. It also requires additional disclosures about a company’s involvement in variable interest entities and any significant changes in risk exposure due to that involvement. ASC 860-10-65-2 is effective for fiscal years beginning after November 15, 2009. We are currently evaluating the impact that the adoption will have on our consolidated financial statements in fiscal 2011.

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Note 2.	Receivables

	November 30,	August 31,	November 30,
	2009	2009	2008

Trade accounts receivable	$1,697,986	$1,482,921	$1,502,549
Cofina Financial notes receivable	262,387	254,419	405,067
Other	193,377	189,434	87,802

	2,153,750	1,926,774	1,995,418
Less allowances and reserves	91,232	99,025	82,261

	$2,062,518	$1,827,749	$1,913,157

Note 3.	Inventories

	November 30,	August 31,	November 30,
	2009	2009	2008

Grain and oilseed	$969,023	$638,622	$798,312
Energy	478,639	496,114	504,123
Crop nutrients	112,376	114,832	346,699
Feed and farm supplies	227,950	198,440	359,946
Processed grain and oilseed	61,986	69,344	37,707
Other	9,513	8,928	7,319

	$1,859,487	$1,526,280	$2,054,106

The market prices for crop nutrients products fell significantly during our prior fiscal year, and due to a wet fall season, we had a higher quantity of inventory on hand at the end of our first quarter of fiscal 2009 than is typical at that time of year. In order to reflect our crop nutrients inventories at net realizable values at November 30, 2008, we recorded approximately $84 million of lower-of-cost or market adjustments in cost of goods sold of our Ag Business segment related to our crop nutrients and feed and farm supplies inventories, based on committed sales and current market values. As of November 30, 2009, there were $2.0 million of lower-of-cost or market adjustments remaining in inventory.

As of November 30, 2009, we valued approximately 14% of inventories, primarily related to energy, using the lower of cost, determined on the last in first out (LIFO) method, or market (17% and 10% as of August 31, 2009 and November 30, 2008, respectively). If the first in first out (FIFO) method of accounting had been used, inventories would have been higher than the reported amount by $371.0 million, $311.4 million and $230.8 million at November 30, 2009, August 31, 2009 and November 30, 2008, respectively.

Note 4.	Investments

We have a 50% ownership interest in Agriliance LLC (Agriliance), included in our Ag Business segment, and account for our investment using the equity method. Prior to September 1, 2007, Agriliance was a wholesale and retail crop nutrients and crop protection products company. In September 2007, Agriliance distributed the assets of the crop nutrients business to us, and the assets of the crop protection business to Land O’Lakes, Inc., our joint venture partner. Agriliance continues to exist as a 50-50 joint venture and primarily operates and sells agronomy products on a retail basis. As of December 2009, Agriliance has sold a substantial number of retail facilities to various third parties, as well as to us and to Land O’Lakes, with no sales pending. We are still attempting to reposition the remaining Agriliance facilities located primarily in Florida. During the three months ended November 30, 2009, we received $40.0 million in cash distributions

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

from Agriliance as a return of capital, primarily from the sale of Agriliance’s retail facilities. In December 2009, we received an additional $30.0 million in cash distributions from Agriliance.

During the three months ended November 30, 2008, we invested an additional $76.3 million in Multigrain AG (Multigrain) for its increased capital needs that resulted from expansion of its operations. We have approximately a 40% ownership interest in Multigrain, included in our Ag Business segment, and account for our investment using the equity method.

On August 31, 2008, we had a minority ownership interest in VeraSun Energy Corporation (VeraSun), included in our Processing segment. On October 31, 2008, VeraSun filed for relief under Chapter 11 of the U.S. Bankruptcy Code. Consequently, we determined an impairment of our investment was necessary based on VeraSun’s market value of $0.28 per share on November 3, 2008, and we recorded an impairment charge of $70.7 million during the three months ended November 30, 2008. The impairment did not affect our cash flows and did not have a bearing upon our compliance with any covenants under our credit facilities. Our remaining VeraSun investment of $3.6 million was written off during the third quarter of fiscal 2009 due to the outcome of its bankruptcy.

During the three months ended November 30, 2008, we sold our available-for-sale investment of common stock in the New York Mercantile Exchange (NYMEX Holdings) for proceeds of $16.1 million and recorded a pretax gain of $15.7 million.

We have a 50% interest in Ventura Foods, LLC, (Ventura Foods), a joint venture which produces and distributes primarily vegetable oil-based products, included in our Processing segment. During the three months ended November 30, 2008, we made a $10.0 million capital contribution to Ventura Foods. We account for Ventura Foods as an equity method investment, and as of November 30, 2009, our carrying value of Ventura Foods exceeded our share of their equity by $14.7 million, of which $1.9 million is being amortized with a remaining life of approximately three years. The remaining basis difference represents equity method goodwill. The following provides summarized unaudited financial information for Ventura Foods balance sheets as of November 30, 2009, August 31, 2009 and November 30,2008, and statements of operations for the three months ended November 30, 2009 and 2008:

	For the Three Months Ended
	November 30,
	2009	2008

Net sales	$488,470	$586,670
Gross profit	68,916	41,136
Net gain	29,473	10,651

	November 30,	August 31,	November 30,
	2009	2009	2008

Current assets	$494,894	$441,406	$468,314
Non-current assets	455,127	464,356	483,067
Current liabilities	173,948	141,844	332,841
Non-current liabilities	303,092	303,665	307,526

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Note 5.	Notes Payable

	November 30,	August 31,	November 30,
	2009	2009	2008

Notes payable	$18,576	$19,183	$6,459
Cofina Financial notes payable	243,104	227,689	350,418

	$261,680	$246,872	$356,877

As of November 20, 2009, Cofina Funding, LLC, a wholly-owned subsidiary of Cofina Financial, has an additional $25.0 million available credit under note purchase agreements with various purchasers, through the issuance of short term notes payable ($212.0 million on August 31, 2009).

Note 6.	Interest, net

	For the
	Three Months Ended
	November 30,
	2009	2008

Interest expense	$18,279	$22,388
Capitalized interest	(1,524)	(898)
Interest income	(543)	(1,315)

Interest, net	$16,212	$20,175

Note 7.	Equities

Changes in equity for the three-month periods ended November 30, 2009 and 2008 are as follows:

	Fiscal 2010	Fiscal 2009

CHS Inc. balances, September 1, 2009 and 2008	$3,090,302	$2,955,686
Net income attributable to CHS Inc.	119,950	137,251
Other comprehensive income (loss)	303	(19,029)
Equities retired	(2,304)	(2,218)
Equity retirements accrued	2,304	2,218
Equities issued in exchange for elevator properties	616
Preferred stock dividends	(5,488)	(4,524)
Preferred stock dividends accrued	3,659	3,016
Accrued dividends and equities payable	(49,059)	(54,416)
Other, net	473	(70)

CHS Inc. balances, November 30, 2009 and 2008	$3,160,756	$3,017,914

Noncontrolling interests balances, September 1, 2009 and 2008	$242,862	$205,732
Net income attributable to noncontrolling interests	2,585	22,156
Distributions to noncontrolling interests	(1,037)	(9,565)
Distributions accrued	1,014	3,762
Other	25	3,877

Noncontrolling interests balances, November 30, 2009 and 2008	$245,449	$225,962

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Note 8.	Comprehensive Income

Total comprehensive income was $122.9 million and $140.4 million for the three months ended November 30, 2009 and 2008, respectively, which included amounts attributable to noncontrolling interests of $2.6 million and $22.2 million, respectively. Total comprehensive income primarily consisted of net income attributable to CHS Inc. during the three months ended November 30, 2009. On November 30, 2009, accumulated other comprehensive loss primarily consisted of pension liability adjustments.

Note 9.	Employee Benefit Plans

Employee benefits information for the three months ended November 30, 2009 and 2008 is as follows:

	Qualified		Non-Qualified
	Pension Benefits		Pension Benefits		Other Benefits
	2009	2008	2009	2008	2009	2008

Components of net periodic benefit costs for the three months ended November 30, 2009 and 2008:
Service cost	$5,206	$4,061	$308	$296	$330	$278
Interest cost	5,750	5,690	571	594	518	560
Expected return on plan assets	(9,220)	(7,588)
Prior service cost amortization	548	529	105	136	135	135
Actuarial loss (gain) amortization	2,638	1,245	159	162	(12)	(42)
Transition amount amortization					51	51

Net periodic benefit cost	$4,922	$3,937	$1,143	$1,188	$1,022	$982

Employer Contributions:

Total contributions to be made during fiscal 2010, including the National Cooperative Refinery Association (NCRA) plan, will depend primarily on market returns on the pension plan assets and minimum funding level requirements. During the three months ended November 30, 2009, we made no contributions to the CHS pension plans. NCRA expects to contribute approximately $3.0 million to their pension plan during fiscal 2010.

Note 10.	Segment Reporting

We have aligned our segments based on an assessment of how our businesses operate and the products and services they sell. Our three business segments: Energy, Ag Business and Processing, create vertical integration to link producers with consumers. Our Energy segment produces and provides primarily for the wholesale distribution of petroleum products and transportation of those products. Our Ag Business segment purchases and resells grains and oilseeds originated by our country operations business, by our member cooperatives and by third parties, and also serves as wholesaler and retailer of crop inputs. Our Processing segment converts grains and oilseeds into value-added products. Corporate and Other primarily represents our business solutions operations, which consists of commodities hedging, insurance and financial services related to crop production.

Corporate administrative expenses are allocated to all three business segments, and Corporate and Other, based on direct usage for services that can be tracked, such as information technology and legal, and other factors or considerations relevant to the costs incurred.

Many of our business activities are highly seasonal and operating results will vary throughout the year. Historically, our income is generally lowest during the second fiscal quarter and highest during the third fiscal

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

quarter. Our business segments are subject to varying seasonal fluctuations. For example, in our Ag Business segment, agronomy and country operations businesses experience higher volumes and income during the spring planting season and in the fall, which corresponds to harvest. Also in our Ag Business segment, our grain marketing operations are subject to fluctuations in volumes and earnings based on producer harvests, world grain prices and demand. Our Energy segment generally experiences higher volumes and profitability in certain operating areas, such as refined products, in the summer and early fall when gasoline and diesel fuel usage is highest and is subject to global supply and demand forces. Other energy products, such as propane, may experience higher volumes and profitability during the winter heating and crop drying seasons.

Our revenues, assets and cash flows can be significantly affected by global market prices for commodities such as petroleum products, natural gas, grains, oilseeds, crop nutrients and flour. Changes in market prices for commodities that we purchase without a corresponding change in the selling prices of those products can affect revenues and operating earnings. Commodity prices are affected by a wide range of factors beyond our control, including the weather, crop damage due to disease or insects, drought, the availability and adequacy of supply, government regulations and policies, world events, and general political and economic conditions.

While our revenues and operating results are derived from businesses and operations which are wholly-owned and majority-owned, a portion of our business operations are conducted through companies in which we hold ownership interests of 50% or less and do not control the operations. We account for these investments primarily using the equity method of accounting, wherein we record our proportionate share of income or loss reported by the entity as equity income from investments, without consolidating the revenues and expenses of the entity in our Consolidated Statements of Operations. These investments principally include our 50% ownership in each of the following companies: Agriliance LLC (Agriliance), TEMCO, LLC (TEMCO) and United Harvest, LLC (United Harvest), and our approximately 40% ownership in Multigrain S.A., included in our Ag Business segment; and our 50% ownership in Ventura Foods, LLC (Ventura Foods) and our 24% ownership in Horizon Milling, LLC (Horizon Milling) and Horizon Milling G.P., included in our Processing segment.

The consolidated financial statements include the accounts of CHS and all of our wholly-owned and majority-owned subsidiaries and limited liability companies, including NCRA in our Energy segment. The effects of all significant intercompany transactions have been eliminated.

Reconciling Amounts represent the elimination of revenues between segments. Such transactions are executed at market prices to more accurately evaluate the profitability of the individual business segments.

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Segment information for the three months ended November 30, 2009 and 2008 is as follows:

		Ag		Corporate	Reconciling
	Energy	Business	Processing	and Other	Amounts	Total

For the Three Months Ended November 30, 2009
Revenues	$2,264,580	$3,742,631	$264,099	$10,474	$(86,543)	$6,195,241
Cost of goods sold	2,222,720	3,613,941	244,084	(1,622)	(86,543)	5,992,580

Gross profit	41,860	128,690	20,015	12,096	—	202,661
Marketing, general and administrative	27,890	38,191	5,549	8,876		80,506

Operating earnings	13,970	90,499	14,466	3,220	—	122,155
Interest, net	789	8,134	5,057	2,232		16,212
Equity income from investments	(1,106)	(9,315)	(21,369)	(376)		(32,166)

Income before income taxes	$14,287	$91,680	$30,778	$1,364	$—	$138,109

Intersegment revenues	$(81,245)	$(4,316)	$(982)		$86,543	$—

Goodwill	$1,983	$8,465		$6,898		$17,346

Capital expenditures	$46,353	$22,252	$1,614	$1,780		$71,999

Depreciation and amortization	$29,608	$14,207	$4,202	$1,945		$49,962

Total identifiable assets at November 30, 2009	$3,052,065	$3,425,802	$677,455	$1,222,015		$8,377,337

For the Three Months Ended November 30, 2008
Revenues	$2,550,552	$4,953,722	$310,890	$15,125	$(96,370)	$7,733,919
Cost of goods sold	2,328,652	4,889,570	292,582	(1,022)	(96,370)	7,413,412

Gross profit	221,900	64,152	18,308	16,147	—	320,507
Marketing, general and administrative	27,832	39,563	6,749	13,597		87,741

Operating earnings	194,068	24,589	11,559	2,550	—	232,766
(Gain) loss on investments	(15,748)		70,724			54,976
Interest, net	4,195	13,726	3,757	(1,503)		20,175
Equity income from investments	(1,236)	(8,890)	(10,230)	(367)		(20,723)

Income (loss) before income taxes	$206,857	$19,753	$(52,692)	$4,420	$—	$178,338

Intersegment revenues	$(84,030)	$(11,781)	$(559)		$96,370	$—

Goodwill	$3,654	$150		$6,898		$10,702

Capital expenditures	$41,742	$16,975	$2,123	$831		$61,671

Depreciation and amortization	$29,474	$12,162	$4,139	$1,896		$47,671

Total identifiable assets at November 30, 2008	$2,987,219	$4,035,230	$617,678	$1,197,598		$8,837,725

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Note 11.	Fair Value Measurements

The following table presents assets and liabilities, included in our Consolidated Balance Sheet, that are recognized at fair value on a recurring basis, and indicates the fair value hierarchy utilized to determine such fair value. As required by accounting standards, assets and liabilities are classified, in their entirety, based on the lowest level of input that is a significant component of the fair value measurement. The lowest level of input is considered Level 3. Our assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the classification of fair value assets and liabilities within the fair value hierarchy levels. Fair value measurements at November 30, 2009 are as follows:

	Fair Value Measurements at November 30, 2009
	Quoted Prices in
	Active Markets for	Significant Other	Significant
	Identical Assets	Observable Inputs	Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Assets:
Readily marketable inventories		$1,031,009		$1,031,009
Commodity and freight derivatives	$4,950	128,935		133,885
Other assets	56,327			56,327

Total Assets	$61,277	$1,159,944		$1,221,221

Liabilities:
Commodity and freight derivatives	$87,500	$170,354		$257,854
Interest rate swap derivatives		4,313		4,313

Total Liabilities	$87,500	$174,667		$262,167

Readily marketable inventories — Our readily marketable inventories primarily include our grain and oilseed inventories that are stated at fair values. These commodities are readily marketable, have quoted market prices and may be sold without significant additional processing. We estimate the fair market values of these inventories included in Level 2 primarily based on exchange quoted prices, adjusted for differences in local markets. Changes in the fair market values of these inventories are recognized in our Consolidated Statements of Operations as a component of cost of goods sold.

Commodity and freight derivatives — Exchange traded futures and options contracts are valued based on unadjusted quoted prices in active markets and are classified within Level 1. Our forward commodity purchase and sales contracts, flat price or basis fixed derivative contracts, ocean freight contracts and other OTC derivatives are determined using inputs that are generally based on exchange traded prices and/or recent market bids and offers, adjusted for location specific inputs, and are classified within Level 2. The location specific inputs are generally broker or dealer quotations, or market transactions in either the listed or OTC markets. Changes in the fair values of these contracts are recognized in our Consolidated Statements of Operations as a component of cost of goods sold.

Other assets — Our available-for-sale investments in common stock of other companies and our Rabbi Trust assets are valued based on unadjusted quoted prices on active exchanges and are classified within Level 1. Changes in the fair market values of these other assets are primarily recognized in our Consolidated Statements of Operations as a component of marketing, general and administrative expenses.

Interest rate swap derivatives — Fair values of our interest rate swap liabilities are determined utilizing valuation models that are widely accepted in the market to value such OTC derivative contracts. The specific terms of the contracts, as well as market observable inputs such as interest rates and credit risk assumptions, are input into the models. As all significant inputs are market observable, all interest rate swaps are classified

CHS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

within Level 2. Changes in the fair market values of these interest rate swap derivatives are recognized in our Consolidated Statements of Operations as a component of interest, net.

The table below represents a reconciliation at November 30, 2009, for assets measured at fair value using significant unobservable inputs (Level 3). This consisted of our short-term investments representing an enhanced cash fund at NCRA that was closed due to credit-market turmoil.

Level 3
Short-Term Investments

Balance, September 1, 2009	$1,932
Gains included in marketing, general and administrative expense	38
Settlements	(1,970)

Balance, November 30, 2009	$—

Note 12.	Commitments and Contingencies

Guarantees

We are a guarantor for lines of credit and performance obligations of related companies. As of November 30, 2009, our bank covenants allowed maximum guarantees of $500.0 million, of which $20.6 million was outstanding. We have collateral for a portion of these contingent obligations. We have not recorded a liability related to the contingent obligations as we do not expect to pay out any cash related to them, and the fair values are considered immaterial. All outstanding loans with respective creditors are current as of November 30, 2009.

           Shares

CHS Inc.

8% Cumulative Redeemable Preferred Stock

PROSPECTUS

          , 2010

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

SEC registration fee	$2,065
Accounting fees and expenses	$13,000
Legal fees and expenses	$45,000
Printing fees	$50,000
Miscellaneous	$5,000

Total	$115,065

All fees and expenses other than the SEC registration fee are estimated. The expenses listed above will be paid by CHS.

Item 14.	Indemnification of Directors and Officers

Section 308A.325 of the Minnesota cooperative law provides that a cooperative may eliminate or limit the personal liability of a director of a cooperative for breach of fiduciary duty as a director in the cooperative’s articles of incorporation, provided, however, that the articles may not limit the liability of a director for:

•	breach of the director’s duty of loyalty to the cooperative or its members;

•	acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of law;

•	a transaction from which the director derived an improper personal benefit; or

•	an act or omission occurring before the date when the provision in the articles eliminating or limiting liability becomes effective.

Article IX of our Articles of Incorporation, as amended to date, eliminates or limits the personal liability of our directors to the greatest extent permissible under Minnesota law.

Article VI of our Bylaws provides that we shall indemnify each person who is or was a director, officer, manager, employee, or agent of this cooperative, and any person serving at the request of this cooperative as a director, officer, manager, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred to the fullest extent to which such directors, officers, managers, employees or agents of a cooperative may be indemnified under Minnesota law, as amended from time to time.

We maintain directors’ and officers’ liability insurance which covers certain liabilities and expenses of our directors and officers and cover us for reimbursement of payments to our directors and officers in respect of such liabilities and expenses.

Item 16.	Exhibits and Financial Statement Schedules

(a)

3.1		Articles of Incorporation of CHS Inc., as amended. (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2006, filed January 11, 2007).
3.2		Bylaws of CHS Inc. (Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-156255), filed December 17, 2008).
4.1		Resolution Creating a Series of Preferred Equity to be Designated 8% Cumulative Redeemable Preferred Stock. (Incorporated by reference to Amendment No. 1 to our Registration Statement on Form S-2 (File No. 333-101916), dated January 13, 2003).
4.2		Form of Certificate Representing 8% Cumulative Redeemable Preferred Stock. (Incorporated by reference to Amendment No. 2 to our Registration Statement on Form S-2 (File No. 333-101916), dated January 23, 2003).
4.3		Unanimous Written Consent Resolution of the Board of Directors Amending the Amended and Restated Resolution Creating a Series of Preferred Equity to be Designated 8% Cumulative Redeemable Preferred Stock. (Incorporated by reference to Amendment No. 2 to our Registration Statement on Form S-2 (File No. 333-101916), dated January 23, 2003).
4.4		Unanimous Written consent Resolution of the Board of Directors Amending the Amended and Restated Resolution Creating a Series of Preferred Equity to be Designated 8% Cumulative Redeemable Preferred Stock to change the record date for dividends. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2003, filed July 2, 2003).
5.1		Form of Opinion of Dorsey & Whitney LLP Regarding Legality of Securities Being Registered (including consent).(**)
8.1		Form of Opinion of Dorsey & Whitney LLP Regarding Tax Matters (including consent).(**)
10.1		Amended and Restated Employment Agreement between John D. Johnson and CHS Inc., effective as of August 1, 2007 (Incorporated by reference to our Current Report on Form 8-K filed August 10, 2007).
10.2		Cenex Harvest States Cooperatives Supplemental Savings Plan. (Incorporated by reference to our Form 10-K for the year ended August 31, 2000, filed November 22, 2000).
10	.2A	Amendment No. 3 to the CHS Inc. Supplemental Savings Plan. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2006, filed July 12, 2006).
10.3		Cenex Harvest States Cooperatives Supplemental Executive Retirement Plan. (Incorporated by reference to our Form 10-K for the year ended August 31, 2000, filed November 22, 2000).
10	.3A	Amendment No. 4 to the CHS Inc. Supplemental Executive Retirement Plan. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2006, filed July 12, 2006).
10	.3B	Amendment No. 5 to the CHS Inc. Supplemental Executive Retirement Plan. (Incorporated by reference to our Form 10-Q for the quarterly period ended February 29, 2008, filed April 9, 2008).
10	.3C	Amendment No. 6 to the CHS Inc. Supplemental Executive Retirement Plan. (Incorporated by reference to our Form 10-Q for the quarterly period ended February 29, 2008, filed April 9, 2008).
10	.3D	Amendment No. 7 to the CHS Inc. Supplemental Executive Retirement Plan. (Incorporated by reference to our Form 10-K for the year ended August 31, 2008, filed November 21, 2008).
10.4		Cenex Harvest States Cooperatives Senior Management Compensation Plan. (Incorporated by reference to our Form 10-K for the year ended August 31, 2000, filed November 22, 2000).
10.5		Cenex Harvest States Cooperatives Executive Long-Term Variable Compensation Plan. (Incorporated by reference to our Form 10-K for the year ended August 31, 2000, filed November 22, 2000).
10.6		Cenex Harvest States Cooperatives Share Option Plan. (Incorporated by reference to our Form 10-K for the year ended August 31, 2004, filed November 18, 2004).
10	.6A	Amendment to Cenex Harvest States Share Option Plan, dated June 28, 2001. (Incorporated by reference to our Registration Statement on Form S-2 (File No. 333-65364), filed July 18, 2001).
10	.6B	Amendment No. 2 to Cenex Harvest States Share Option Plan, dated May 2, 2001. (Incorporated by reference to our Form 10-K for the year ended August 31, 2004, filed November 18, 2004).
10	.6C	Amendment No. 3 to Cenex Harvest States Share Option Plan, dated June 4, 2002. (Incorporated by reference to our Form 10-K for the year ended August 31, 2004, filed November 18, 2004).

10	.6D	Amendment No. 4 to Cenex Harvest States Share Option Plan, dated April 6, 2004. (Incorporated by reference to our Form 10-K for the year ended August 31, 2004, filed November 18, 2004).
10.7		CHS Inc. Share Option Plan Option Agreement. (Incorporated by reference to our Form 10-K for the year ended August 31, 2004, filed November 18, 2004).
10.8		CHS Inc. Share Option Plan Trust Agreement. (Incorporated by reference to our Form 10-K for the year ended August 31, 2004, filed November 18, 2004).
10	.8A	Amendment No. 1 to the Trust Agreement. (Incorporated by reference to our Form 10-K for the year ended August 31, 2004, filed November 18, 2004).
10.9		$225,000,000 Note Agreement (Private Placement Agreement) dated as of June 19, 1998 among Cenex Harvest States Cooperatives and each of the Purchasers of the Notes. (Incorporated by Reference to our Form 10-Q Transition Report for the period June 1, 1998 to August 31, 1998, filed October 14, 1998).
10	.9A	First Amendment to Note Agreement ($225,000,000 Private Placement), effective September 10, 2003, among CHS Inc. and each of the Purchasers of the notes. (Incorporated by reference to our Form 10-K for the year ended August 31, 2003, filed November 21, 2003).
10.10		2006 Amended and Restated Credit Agreement (Revolving Loan) by and between CHS Inc. and the Syndication Parties dated as of May 18, 2006. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2006, filed July 12, 2006).
10	.10A	First Amendment to 2006 Amended and Restated Credit Agreement by and among CHS Inc., CoBank, ACB and the Syndication Parties, dated May 8, 2007 (Incorporated by reference to our Current Report on Form 8-K filed May 11, 2007).
10	.10B	Second Amendment to 2006 Amended and Restated Credit Agreement by and among CHS Inc., CoBank, ACB and the Syndication Parties, dated October 18, 2007. (Incorporated by reference to our Form 10-K for the year ended August 31, 2008, filed November 21, 2008).
10	.10C	Third Amendment to 2006 Amended and Restated Credit Agreement by and among CHS Inc., CoBank, ACB and the Syndication Parties, dated March 5, 2008 (Incorporated by reference to our Current Report on Form 8-K filed March 6, 2008).
10	.10D	Fourth Amendment to 2006 Amended and Restated Credit Agreement by and among CHS Inc., CoBank, ACB and the Syndication Parties, dated May 1, 2008 (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2008 filed July 10, 2008).
10	.10E	Fifth Amendment to 2006 Amended and Restated Credit Agreement by and among CHS Inc., CoBank, ACB and the Syndication Parties, dated February 10, 2009 (Incorporated by reference to our Current Report on Form 8-K, filed February 11, 2009).
10.11		CHS Inc. Special Supplemental Executive Retirement Plan. (Incorporated by reference to our Form 10-K for the year ended August 31, 2003, filed November 21, 2003).
10	.11A	Amendment No. 1 to the CHS Inc. Special Supplemental Executive Retirement Plan. (Incorporated by reference to our Form 10-Q for the quarterly period ended February 29, 2008, filed April 9, 2008).
10.12		Note purchase and Private Shelf Agreement dated as of January 10, 2001 between Cenex Harvest States Cooperatives and The Prudential Insurance Company of America. (Incorporated by reference to our Form 10-Q for the quarterly period ended February 28, 2001, filed April 10, 2001).
10	.12A	Amendment No. 1 to Note Purchase and Private Shelf Agreement, dated as of March 2, 2001. (Incorporated by reference to our Form 10-Q for the quarterly period ended February 28, 2001, filed April 10, 2001).
10.13		Note Purchase Agreement and Series D & E Senior Notes dated October 18, 2002. (Incorporated by reference to our Form 10-K for the year ended August 31, 2002, filed November 25, 2002).
10.14		2003 Amended and Restated Credit Agreement ($15 million, 2 Year Facility) dated December 16, 2003 between CoBank, ACB, U.S. AgBank, FCB and the National Cooperative Refinery Association, Inc. (Incorporated by reference to our Form 10-Q for the quarterly period ended February 29, 2004, filed April 7, 2004).
10	.14A	First Amendment to the 2003 Amended and Restated Credit Agreement between the National Cooperative Refinery Association and the Syndication Parties. (Incorporated by reference to our Current Report on Form 8-K filed December 20, 2005).

10	.14B	Third Amendment to 2003 Amended and Restated Credit Agreement between National Cooperative Refinery Association and the Syndication Parties (Incorporated by reference to our Current Report on Form 8-K filed December 18, 2006).
10	.14C	Fifth Amendment to 2003 Amended and Restated Credit Agreement between National Cooperative Refinery Association and the Syndication Parties (Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-148091), filed December 14, 2007).
10	.14D	Sixth Amendment to 2003 Amended and Restated Credit Agreement between National Cooperative Refinery Association and the Syndication Parties (Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-156255), filed December 17, 2008).
10	.14E	Seventh Amendment to 2003 Amended and Restated Credit Agreement (2-Year Revolving Loan) dated December 16, 2009 by and among National Cooperative Refinery Association, CoBank, ACB and the Syndication Parties (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2009, filed January 11, 2010).
10.15		Note Purchase and Private Shelf Agreement between CHS Inc. and Prudential Capital Group dated as of April 13, 2004. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2004, filed July 12, 2004).
10	.15A	Amendment No. 1 to Note Purchase and Private Shelf Agreement dated April 9, 2007, among CHS Inc., Prudential Investment Management, Inc. and the Prudential Affiliate parties (Incorporated by reference to our Form 10-Q for the quarterly period ended February 28, 2007 filed April 9, 2007).
10	.15B	Amendment No. 2 to Note Purchase and Private Shelf Agreement and Senior Series J Notes totaling $50 million issued February 8, 2008 (Incorporated by reference to our Current Report on Form 8-K filed February 11, 2008).
10.16		Note Purchase Agreement for Series H Senior Notes ($125,000,000 Private Placement) dated September 21, 2004. (Incorporated by reference to our Current Report on Form 8-K filed September 22, 2004).
10.17		Deferred Compensation Plan. (Incorporated by reference to our Registration Statement on Form S-8 (File No. 333-121161), filed December 10, 2004).
10	.17A	First Amendment to CHS Inc. Deferred Compensation Plan. (Incorporated by reference to our Registration Statement on Form S-8 (File No. 333-129464), filed November 4, 2005).
10	.17B	Second Amendment to CHS Inc. Deferred Compensation Plan. (Incorporated by reference to our Form 10-Q for the quarterly period ended February 29, 2008, filed April 9, 2008).
10	.17C	Third Amendment to CHS Inc. Deferred Compensation Plan. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2008, filed July 10, 2008).
10	.17D	Fourth Amendment to CHS Inc. Deferred Compensation Plan. (Incorporated by reference to our Form 10-K for the year ended August 31, 2008, filed November 21, 2008).
10.18		New Plan Participants 2008 Plan Agreement and Election Form for the CHS Inc. Deferred Compensation Plan (Incorporated by reference to our Annual Report on Form 10-K for the year ended August 31, 2009, filed November 11, 2009).
10.19		Beneficiary Designation Form for the CHS Inc. Deferred Compensation Plan (Incorporated by reference to our Annual Report on Form 10-K for the year ended August 31, 2009, filed November 10, 2009).
10.20		Share Option Plan Participants 2005 Plan Agreement and Election Form. (Incorporated by reference to our Registration Statement on Form S-8 (File No. 333-129464), filed November 4, 2005).
10.21		CHS Inc. Deferred Compensation Plan Appendix B to Prospectus dated October 28, 2008 (Incorporated by reference to our Annual Report on Form 10-K for the year ended August 31, 2009, filed November 10, 2009).
10.22		New Plan Participants (Board of Directors) 2009 Plan Agreement and Election Form for the CHS Inc. Deferred Compensation Plan (Incorporated by reference to our Annual Report on Form 10-K for the year ended August 31, 2009, filed November 10, 2009).
10.23		City of McPherson, Kansas Taxable Industrial Revenue Bond Series 2006 registered to National Cooperative Refinery Association in the amount of $325 million (Incorporated by reference to our Current Report on Form 8-K filed December 18, 2006).

10.24		Bond Purchase Agreement between National Cooperative Refinery Association, as purchaser, and City of McPherson, Kansas, as issuer, dated as of December 18, 2006 (Incorporated by reference to our Current Report on Form 8-K filed December 18, 2006).
10.25		Trust Indenture between City of McPherson, Kansas, as issuer, and Security Bank of Kansas City, Kansas City, Kansas, as trustee, dated as of December 18, 2006 (Incorporated by reference to our Current Report on Form 8-K filed December 18, 2006).
10.26		Lease agreement between City of McPherson, Kansas, as issuer, and National Cooperative Refinery Association, as tenant, dated as of December 18, 2006 (Incorporated by reference to our Current Report on Form 8-K filed December 18, 2006).
10.27		Commercial Paper Placement Agreement by and between CHS Inc. and Marshall & Ilsley Bank dated October 30, 2006 (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2006, filed January 11, 2007).
10.28		Commercial Paper Dealer Agreement by and between CHS Inc. and SunTrust Capital Markets, Inc. dated October 6, 2006 (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2006, filed January 11, 2007).
10.29		Note Purchase Agreement ($400,000,000 Private Placement) and Series I Senior Notes dated as of October 4, 2007 (Incorporated by reference to our Current Report on Form 8-K filed October 4, 2007).
10.30		Agreement Regarding Distribution of Assets, by and among CHS Inc., United Country Brands, LLC, Land O’Lakes, Inc. and Winfield Solutions, LLC, made as of September 4, 2007. (Incorporated by reference to our Form 10-K for the year ended August 31, 2008, filed November 20, 2007).
10.31		$150 Million Term Loan Credit Agreement by and between CHS Inc., CoBank, ACB and the Syndication Parties dated as of December 12, 2007 (Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-148091), filed December 14, 2007).
10	.31A	First Amendment to $150 Million Term Loan Credit Agreement by and between CHS Inc., CoBank, ACB and the Syndication Parties dated as of May 1, 2008 (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2008, filed July 10, 2008).
10.32		Credit Agreement (364-day Revolving Loan) by and between CHS Inc., CoBank, ACB and the Syndication Parties dated as of February 14, 2008 (Incorporated by reference to our Current Report on Form 8-K filed February 15, 2008).
10	.32A	First Amendment to Credit Agreement (364-day Revolving Loan) by and between CHS Inc., CoBank, ACB and the Syndication Parties dated as of May 1, 2008 (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2008, filed July 10, 2008).
10	.30B	Second Amendment to Credit Agreement (364-day Revolving Loan) by and between CHS Inc., CoBank, ACB and the Syndication Parties dated as of February 10, 2009 (Incorporated by reference to our Current Report on Form 8-K, filed February 11, 2009).
10.33		$75 Million Uncommitted Demand Facility by and between CHS Europe S.A. and Fortis Bank (Nederland) N.V. dated April 18, 2008 (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2008, filed July 10, 2008).
10.34		$60 Million Uncommitted Trade Finance Facility by and between CHS Europe S.A. and Societe Generale dated June 6, 2008 (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2008, filed July 10, 2008).
10.35		$70 Million Uncommitted Transactional Facility by and between CHS Europe S.A. and BNP Paribas dated July 17, 2008 (Incorporated by reference to our Form 10-K for the year ended August 31, 2008, filed November 21, 2008).
10.36		$50 Million Private Shelf Agreement by and between CHS Inc. and John Hancock Life Insurance Company dated as of August 11, 2008 (Incorporated by reference to our Form 10-K for the year ended August 31, 2008, filed November 21, 2008).
10.37		Base Indenture dated August 10, 2005 between Cofina Funding, LLC as Issuer and U.S. Bank National Association as Trustee (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).

10.38	Amendment No. 1 to Base Indenture dated as of November 18, 2005 by and among Cofina Funding, LLC (the “Issuer”), Cofina Financial, LLC (the “Servicer”), Bank Hapoalim B.M. (the “Funding Agent”) and U.S. Bank National Association, as Trustee (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.39	Lockbox Agreement dated August 10, 2005 between Cofina Financial, LLC and M&I Marshall & Isley Bank (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.40	Purchase and Sale Agreement dated as of August 10, 2005 between Cofina Funding, LLC, as Purchaser and Cofina Financial, LLC, as Seller (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.41	Custodian Agreement dated August 10, 2005 between Cofina Funding, LLC, as Issuer; U.S. Bank National Association, as Trustee; and U.S. Bank National Association, as Custodian (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.42	Servicing Agreement dated as of August 10, 2005 among Cofina Funding, LLC, as Issuer; Cofina Financial, LLC, as Servicer; and U.S. Bank National Association, as Trustee (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.43	Omnibus Amendment and Agreement dated as of August 30, 2005 by and among Cofina Funding, LLC (the “Issuer”); Cofina Financial, LLC (the “Servicer”), Cenex Finance Association, Inc. (the “Guarantor”), Bank Hapoalim B.M. (the “Funding Agent”) and U.S. Bank National Association, as Trustee and as Custodian (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.44	Series 2005-A Supplement dated as of August 10, 2005 (to Base Indenture dated as of August 10, 2005) between Cofina Funding, LLC, as Issuer, and U.S. Bank National Association, as Trustee (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.45	Note Purchase Agreement dated as of August 10, 2005 among Cofina Funding, LLC, as Issuer; Bank Hapoalim B.M. as Funding Agent; and the Financial Institutions from time to time parties thereto (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.46	Series 2005-B Supplement dated as of November 18, 2005 (to Base Indenture dated as of August 10, 2005) between Cofina Funding, LLC, as Issuer, and U.S. Bank National Association, as Trustee (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.47	Note Purchase Agreement dated as of November 18, 2005 among Cofina Funding, LLC, as Issuer; Venus Funding Corporation, as the Conduit Purchaser; Bank Hapoalim, B.M., as Funding Agent for the Purchasers; and the Financial Institutions from time to time parties thereto (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.48	First Amendment to Note Purchase Agreement dated as of November 6, 2008 among Cofina Funding, LLC (the “Issuer”); Venus Funding Corporation (the “Conduit Purchaser”); Bank Hapoalim, B.M., as Funding Agent and as a Committed Purchaser (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.49	Omnibus Amendment and Agreement dated as of May 11, 2007 among Cofina Funding, LLC (the “Issuer”); Cofina Financial, LLC (the “Servicer”), Bank Hapoalim B.M. (the “Funding Agent”); and U.S. Bank National Association as Trustee and as Custodian (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.50	Omnibus Amendment and Agreement No. 2 dated as of October 1, 2007 among Cofina Funding, LLC (the “Issuer”); Cofina Financial, LLC (the “Servicer”), Bank Hapoalim B.M. (the “Funding Agent”); and U.S. Bank National Association as Trustee and as Custodian (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.51	Omnibus Amendment and Agreement No. 3 dated as of May 16, 2008 among Cofina Funding, LLC (the “Issuer”); Cofina Financial, LLC (the “Servicer”), Bank Hapoalim B.M. (the “Funding Agent”); Venus Funding Corporation (the “Conduit Purchaser”) and U.S. Bank National Association as Trustee and as Custodian (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).

10.52	Series 2006-A Supplement dated as of February 21, 2006 (to Base Indenture dated as of August 10, 2005) between Cofina Funding, LLC, as Issuer, and U.S. Bank National Association, as Trustee (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.53	Note Purchase Agreement dated as of February 21, 2006 among Cofina Funding, LLC, as Issuer; Venus Funding Corporation, as the Conduit Purchaser; Bank Hapoalim, B.M., as Funding Agent for the Purchasers; and the Financial Institutions from time to time parties thereto (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.54	First Amendment to Note Purchase Agreement dated as of February 20, 2007 among Cofina Funding, LLC (the “Issuer”); Venus Funding Corporation (the “Conduit Purchaser”); Bank Hapoalim, B.M. (the “Funding Agent”); and the Committed Purchasers party thereto. (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.55	Second Amendment to Note Purchase Agreement dated as of February 19, 2008 among Cofina Funding, LLC (the “Issuer”); Venus Funding Corporation (the “Conduit Purchaser”); Bank Hapoalim, B.M. (the “Funding Agent”); and the Committed Purchasers party thereto. (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.56	Series 2006-B Supplement dated as of May 16, 2006 (to Base Indenture dated as of August 10, 2005) between Cofina Funding, LLC, as Issuer, and U.S. Bank National Association, as Trustee (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.57	Note Purchase Agreement dated as of May 16, 2006 among Cofina Funding, LLC, as Issuer; Voyager Funding Corporation, as the Conduit Purchaser; Bank Hapoalim, B.M., as Funding Agent for the Purchasers; and the Financial Institutions from time to time parties thereto (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.58	First Amendment to Note Purchase Agreement dated as of May 15, 2007 among Cofina Funding, LLC (the “Issuer”); Voyager Funding Corporation (the “Conduit Purchaser”); Bank Hapoalim, B.M. (the “Funding Agent”); and the Committed Purchasers party thereto (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.59	Second Amendment to Note Purchase Agreement dated as of May 13, 2008 among Cofina Funding, LLC (the “Issuer”); Voyager Funding Corporation (the “Conduit Purchaser”); Bank Hapoalim, B.M. (the “Funding Agent”); and the Committed Purchasers party thereto (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.60	Series 2008-A Supplement dated as of November 21, 2008 (to Base Indenture dated as of August 10, 2005) between Cofina Funding, LLC, as Issuer, and U.S. Bank National Association, as Trustee (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.61	Note Purchase Agreement dated as of November 21, 2008 among Cofina Funding, LLC, as Issuer; Victory Receivables Corporation, as the Conduit Purchaser; The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as Funding Agent for the Purchasers; and the Financial Institutions from time to time parties thereto (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.62	Amendment No. 1 to Note Purchase Agreement (Series 2008-A) dated February 25, 2009, by and among Cofina Funding, LLC as the Issuer; Victory Receivables Corporation, as the Conduit Purchaser; and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as the Funding Agent and as a Committed Purchaser (Incorporated by reference to our Current Report on Form 8-K, filed March 2, 2009).
10.63	Amendment No. 2 to Note Purchase Agreement (Series 2008-A) dated November 20, 2009, by and among Cofina Funding, LLC as the Issuer; Victory Receivables Corporation, as the Conduit Purchaser; and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as the Funding Agent and as a Committed Purchaser (Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-163608), filed December 9, 2009).
10.64	Amended and Restated Loan Origination and Participation Agreement dated as of October 31, 2006 by and among AgStar Financial Services, PCA d/b/a ProPartners Financial; CHS Inc.; and Cofina Financial, LLC (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).

10.65	Amendment dated December 11, 2006 to Amended and Restated Loan Origination and Participation Agreement by and among AgStar Financial Services, PCA d/b/a ProPartners Financial; CHS Inc.; and Cofina Financial, LLC (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.66	Amendment dated January 5, 2007 to Amended and Restated Loan Origination and Participation Agreement by and among AgStar Financial Services, PCA d/b/a ProPartners Financial; CHS Inc.; and Cofina Financial, LLC (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.67	Amendment dated December 12, 2007 to Amended and Restated Loan Origination and Participation Agreement by and among AgStar Financial Services, PCA d/b/a ProPartners Financial; CHS Inc.; and Cofina Financial, LLC (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
12.1	Statement of Computation of Ratios.(*)
21.1	Subsidiaries of the Registrant (Incorporated by reference to our Annual Report on Form 10-K for the year ended August 31, 2009, filed November 10, 2009).
23.1	Consent of Independent Registered Public Accounting Firm.(*)
24.1	Power of Attorney.(**)
24.2	Power of Attorney for David Bielenberg.(**)

(*)	Filed herewith.

(**)	Previously filed.

(b)

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Balance at	Additions:	Additions:	Deductions:	Balance at
	Beginning	Charged to Costs	Charged to	Write-offs, net	End
	of Year	and Expenses	Other Accounts	of Recoveries	of Year
	(Dollars in thousands)

Allowances for Doubtful Accounts
2009	$73,651	$32,019		$(6,645)	$99,025
2008	62,960	20,691		(10,000)	73,651
2007	53,898	12,358		(3,296)	62,960

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Members and Patrons of CHS Inc.:

Our audits of the consolidated financial statements referred to in our report dated November 10, 2009, except for the effect of the application of authoritative guidance on accounting for noncontrolling interests discussed in Note 17, additional disclosures regarding major maintenance activities discussed in Notes 1 and 6 and additional disclosures regarding certain assumption changes effecting pension benefit obligations discussed in Note 10, as to which the date is January 29, 2010, appearing on page F-1 of this Registration Statement on Amendment No. 1 to Form S-1 of CHS Inc. and subsidiaries also included an audit of the financial statement schedule included in Item 16(b) of this Registration Statement on Amendment No. 1 to Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/  PricewaterhouseCoopers LLP

November 10, 2009, except for the effect of the application of authoritative guidance on accounting for noncontrolling interests discussed in Note 17, additional disclosures regarding major maintenance activities discussed in Notes 1 and 6 and additional disclosures regarding certain assumption changes effecting pension benefit obligations discussed in Note 10, as to which the date is January 29, 2010.

Minneapolis, Minnesota

Item 17.	Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Amendment No. 1 to Form S-1 and has duly caused this Registration Statement on Amendment No. 1 to Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Inver Grove Heights, State of Minnesota, on January 29, 2010.

CHS Inc.

By:	/s/ DAVID KASTELIC
David Kastelic
General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ John D. Johnson John D. Johnson	President and Chief Executive Officer (Principal Executive Officer)	January 29, 2010

/s/ John Schmitz John Schmitz	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	January 29, 2010

/s/ Jodell M. Heller Jodell M. Heller	Vice President and Controller (Principal Accounting Officer)	January 29, 2010

* Michael Toelle	Director and Chairman of the Board	January 29, 2010

* Bruce Anderson	Director	January 29, 2010

* Donald Anthony	Director	January 29, 2010

* Robert Bass	Director	January 29, 2010

* David Bielenberg	Director	January 29, 2010

* Dennis Carlson	Director	January 29, 2010

* Curt Eischens	Director	January 29, 2010

Name	Title	Date

* Steve Fritel	Director	January 29, 2010

* Jerry Hasnedl	Director	January 29, 2010

* David Kayser	Director	January 29, 2010

* Randy Knecht	Director	January 29, 2010

* Greg Kruger	Director	January 29, 2010

* Michael Mulcahey	Director	January 29, 2010

* Richard Owen	Director	January 29, 2010

* Steve Riegel	Director	January 29, 2010

* Dan Schurr	Director	January 29, 2010

By: /s/ DAVID KASTELIC David Kastelic Attorney in Fact

*	Executed pursuant to a power of attorney previously filed with this Registration Statement